

June 26, 2020

**Via Federal Express**

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC  20549-0001

*Re:*    ***Cboe BZX Exchange, Inc.***
        ***Form 1 Amendment***

Dear Ms. Marshall:

On behalf of Cboe BZX Exchange, Inc. (the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit A (updated to reflect the Exchange's Certificate of Incorporation and Bylaw information in accordance with SEC Rule 6a-2(d)(3));
- Exhibit B (updated to reflect location of the Exchange's current rulebook and information circulars in accordance with SEC Rule 6a-2(d)(3));
- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit H (listing applications, including agreements required to be executed in connection with listing and a schedule of listing fees);
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors);
- Exhibit K (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit M (included as part of annual submission but no changes as compared to Exhibit on file);
- Exhibit N (updated to provide all securities listed on the exchange, securities admitted to unlisted privileges, exempt securities and all other securities traded on the Exchange

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits A, B, C, H, J, K, M & N currently on file with the Commission.  Please do not hesitate to contact me if you have any questions or require anything further.

---

[1] This submission serves as the required annual submission of Exhibits A, B, C, H, J, K, M & N. See Attachement for a comprehensive list of updates to these Exhibits.

Sincerely,

*Kyle Murray*

Kyle Murray
VP, Associate General Counsel
913-815-7121
Signature executed at 11:00am on 06/26/20

Enclosures

**Attachment**

*Summary of changes made to Exhibit A:*
- See Exhibit for required materials

*Summary of changes made to Exhibit B:*
- See Exhibit for required materials

*Summary of changes made to Exhibit C:*
- Vivian Yiu's title changed to VP, FX Chief Operating Officer on Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., and Cboe Bats, LLC
- Vivian Yiu was added as an officer on Cboe FX Markets, LLC
- Edward Fitzpatrick was added as a director on Cboe Global Markets, Inc.
- Bryan Harkins was added as an officer on Cboe Canada Holdings, ULC
- Carole Stone was removed as a director on Cboe Global Markets, Inc.
- Frank English was removed as a director on Cboe Global Markets, Inc.
- Lawrence Bresnahan was removed as an officer on Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc., and Cboe Bats, LLC

*Summary of changes made to Exhibit H:*
- Existing Applications are attached to the Exhibit
- Addition of 4 new Applications: New ETF Shares Listing Application, Cboe-Listed New ETF Shares Listing Application, New Tracking Funds Shares Listing Application, Cboe-Listed New Tracking Fund Shares Listing Application

*Summary of changes made to Exhibit J:*
- Vivian Yiu's title changed to VP, FX Chief Operating Officer
- Lawrence Bresnahan was removed as an officer

*Summary of changes made to Exhibit K:*
- No changes since previous submission dated 06/13/19

*Summary of changes made to Exhibit M:*
- Name Change:
  - Quantex Clearing LLC changed names to Velocity Clearing LLC

*Summary of changes made to Exhibit N:*
- Updated data as of 06/18/20

*Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically.*

| Form 1<br>Page 1<br>Execution Page | U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br><br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed<br>(MM/DD/YY)<br><br>**06/26/20** | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION          ☒ AMENDMENT

1.  State the name of the applicant:  Cboe BZX Exchange, Inc.

2.  Provide the applicant's primary street address (Do not use a P.O. Box):
    400 South LaSalle Street
    Chicago, Illinois 60605

    20012228

3.  Provide the applicant's mailing address (if different):

4.  Provide the business telephone and facsimile number:
    (913) 815-7000                    (913) 815-7119
    (Telephone)                       (Facsimile)

5.  Provide the name, title and telephone number of a contact employee:
    Kyle Murray        VP, Associate General Counsel,  Cboe BZX Exchange, Inc.    (913) 815-7121
    (Name)                    (Title)                          (Telephone Number)

6.  Provide the name and address of counsel for the applicant:
    Pat Sexton
    400 S. LaSalle Street
    Chicago, IL 60605

7.  Provide the date that applicant's fiscal year ends:  December 31

8.  Indicate legal status of the applicant:    _X_ Corporation    _____ Sole Partnership    _____ Partnership
                                               _____ Limited Liability Company    _____ Other (specify): _____

    If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
    (a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation:  Delaware/United States of America
    (c) Statute under which applicant was organized:  General Corporation Law of the State of Delaware

**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date:        06/26/20                              Cboe BZX Exchange, Inc.
         (MM/DD/YY)                                   (Name of Applicant)

By: _Kyle Murray_ [signature executed at 11:00am on 06/26/20]    Kyle Murray, VP, Associate General Counsel
    (Signature)                                    (Printed Name and Title)
Subscribed and sworn before me this __see header__ day of _see header_, __see header__ by ___see header___
                                                        (Month)        (Year)      (Notary Public)
My Commission expires ___see header_____ County of __see header___ State of see header

**This page must always be completed in full with original, manual signature and notarization.**

**Affix notary stamp or seal where applicable.**

## <u>Exhibit A</u>

**Exhibit Request:**

**A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.**

**Response:**

Cboe BZX Exchange, Inc. (the "Exchange") is registered as a national securities exchange pursuant to Section 6(a) of the Securities Exchange Act of 1934.  The following materials required by this Exhibit A are available on the "Regulation" page of the Exchange's public website (http://markets.cboe.com/us/equities/regulation/):

1.      Certificate of Incorporation of Cboe BZX Exchange, Inc.

2.      Amended and Restated By-Laws of Cboe Exchange, Inc.

These documents are updated and accurate as of the dates of each document.

## Exhibit B

**Exhibit Request:**

**A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.**

**Response:**

1.  The Rules of Cboe BZX Exchange, Inc. are available at http://markets.cboe.com/us/equities/regulation/.  Rule filings and circulars are also available at this location.  These documents are updated frequently and are accurate as of the respective dates on each document.

## Exhibit C

**Exhibit Request:**

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1.      Name and address of organization.

2.      Form of organization (e.g., association, corporation, partnership, etc.).

3.      Name of state and statute citation under which organized.  Date of incorporation in present form.

4.      Brief description of nature and extent of affiliation.

5.      Brief description of business or functions.  Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6.      A copy of the constitution.

7.      A copy of the articles of incorporation or association including all amendments.

8.      A copy of existing by-laws or corresponding rules or instruments.

9.      The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.

10.     An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

**Response:**   Please see below responses for the following entities:

**A.  Bats Global Markets Holdings, Inc.**

1.  *Name*:  Bats Global Markets Holdings, Inc.
    *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.  *Form of organization*:  Corporation.

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated in Delaware under Section 101 of the General Corporation Law of
    the State of Delaware on June 29, 2007.

4.  *Brief description of nature and extent of affiliation*:  Cboe Bats, LLC owns 100%
    of the membership interests of Bats Global Markets Holdings, Inc.  Bats Global
    Markets Holdings, Inc. is the Exchange's 100% owner.

5.  *Brief description of business or functions*:  Bats Global Markets Holdings, Inc. is
    an intermediate holding company.

6.  *Copy of constitution*:  Not applicable.

7.  Copy of articles of incorporation or association and amendments: No changes.

8.  *Copy of existing by-laws*:  No changes.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Brian Schell

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Jen Browning (Vice President)
    - Jill Griebenow (Vice President)
    - Bryan Harkins (Vice President)
    - Chris Isaacson (Vice President)
    - Jackie Hancock (Vice President and Controller)
    - Emily Mitchell (Vice President)
    - Brian Schell (Treasurer)
    - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**B.** **Direct Edge LLC**

1. *Name*:  Direct Edge LLC
   *Address*: 8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2. *Form of organization*:  Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*:  Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014.  Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:*  Direct Edge LLC is an intermediate holding company.  Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*:  Not applicable.

7. Copy of articles of incorporation or association and amendments:  No changes.

8. Copy of existing by-laws or corresponding rules or instruments:  No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## C.    Cboe BYX Exchange, Inc.

1.    *Name*:  Cboe BYX Exchange, Inc.
      *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.    *Form of organization*: Corporation.

3.    *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on July 31, 2009.

4.    *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is
      wholly-owned by Bats Global Markets Holdings, Inc., which is also the
      Exchange's 100% owner.

5.    *Brief description of business or functions*:  Cboe BYX Exchange, Inc. operates as
      a registered national securities exchange pursuant to Section 6 of the Act.

6.    *Copy of constitution*: Not applicable.

7.    Copy of articles of incorporation or association and amendments:   No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Bruce Andrews
      - Kevin Murphy
      - Jill Sommers

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (SVP, Chief Compliance Officer)
      - Jen Browning (VP, Head of Human Resources)
      - Kevin Carrai (VP, Market Data and Access Services)
      - Cole Chmielewski (Vice President, Operations)
      - Catherine Clay (SVP, Information Solutions)
      - Gary Compton (VP, Communications)
      - Jeff Connell (VP, Deputy Chief Regulatory Officer)
      - Brent Coonrod (VP, Software Engineering)
      - Arianne Criqui (SVP, Head of Options and Business Development)
      - Eric Crampton (SVP, CTO)
      - Gina DeRaimo (VP, Derivatives Institute)
      - John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)

- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe

- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**D.      Cboe EDGA Exchange, Inc.**

1.      *Name*:  Cboe EDGA Exchange, Inc.
        *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.      *Form of organization*:  Corporation.

3.      *Name of state, statute under which organized and date of incorporation*:  Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.      *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.      *Brief description of business or functions:*  Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments:*  No changes.

8.      *Copy of existing by-laws*: No changes.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        •   Ed Tilly
        •   Bruce Andrews
        •   Kevin Murphy
        •   Jill Sommers

        Current Officers
        •   Ed Tilly (President and Chief Executive Officer)
        •   Alexandra Albright (SVP, Chief Compliance Officer)
        •   Jen Browning (VP, Head of Human Resources)
        •   Kevin Carrai (VP, Market Data and Access Services)
        •   Cole Chmielewski (Vice President, Operations)
        •   Catherine Clay (SVP, Information Solutions)
        •   Gary Compton (VP, Communications)
        •   Jeff Connell (VP, Deputy Chief Regulatory Officer)
        •   Brent Coonrod (VP, Software Engineering)
        •   Arianne Criqui (SVP, Head of Options and Business Development)
        •   Eric Crampton (SVP, CTO)
        •   Gina DeRaimo (VP, Derivatives Institute)
        •   John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)

- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe

- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10.	*Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

### E.     Cboe EDGX Exchange, Inc.

1.     *Name*:  Cboe EDGX Exchange, Inc.
       *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.     *Form of organization*:  Corporation.

3.     *Name of state, statute under which organized and date of incorporation*:  Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4.     *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5.     *Brief description of business or functions:*  Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6.     *Copy of constitution*:  Not applicable.

7.     *Copy of articles of incorporation or association and amendments:*  No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • Bruce Andrews
       • Kevin Murphy
       • Jill Sommers

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Alexandra Albright (SVP, Chief Compliance Officer)
       • Jen Browning (VP, Head of Human Resources)
       • Kevin Carrai (VP, Market Data and Access Services)
       • Cole Chmielewski (Vice President, Operations)
       • Catherine Clay (SVP, Information Solutions)
       • Gary Compton (VP, Communications)
       • Jeff Connell (VP, Deputy Chief Regulatory Officer)
       • Brent Coonrod (VP, Software Engineering)
       • Arianne Criqui (SVP, Head of Options and Business Development)
       • Eric Crampton (SVP, CTO)
       • Gina DeRaimo (VP, Derivatives Institute)
       • John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)

- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

**10.**    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**F.     Cboe Exchange, Inc.**

1.     *Name*: Cboe Exchange, Inc.
       *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.     *Form of organization*:  Corporation.

3.     *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February
       8, 1972.

4.     *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.     *Brief description of business or functions:* Cboe Exchange, Inc. is a registered
       national securities exchange.

6.     *Copy of constitution*:  Not applicable.

7.     *Copy of articles of incorporation or association and amendments:* No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • Bruce Andrews
       • Kevin Murphy
       • Jill Sommers

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Alexandra Albright (SVP, Chief Compliance Officer)
       • Jen Browning (VP, Head of Human Resources)
       • Kevin Carrai (VP, Market Data and Access Services)
       • Cole Chmielewski (Vice President, Operations)
       • Catherine Clay (SVP, Information Solutions)
       • Gary Compton (VP, Communications)
       • Jeff Connell (VP, Deputy Chief Regulatory Officer)
       • Brent Coonrod (VP, Software Engineering)
       • Arianne Criqui (SVP, Head of Options and Business Development)
       • Eric Crampton (SVP, CTO)
       • Gina DeRaimo (VP, Derivatives Institute)
       • John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)
       • Laura Dickman (VP, Associate General Counsel)

- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

Standing Committees

Executive  Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe

- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

Indemnity Committee
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**G.** **Cboe C2 Exchange, Inc.**

1. *Name*: Cboe C2 Exchange, Inc.
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (SVP, Chief Compliance Officer)
   - Jen Browning (VP, Head of Human Resources)
   - Kevin Carrai (VP, Market Data and Access Services)
   - Cole Chmielewski (Vice President, Operations)
   - Catherine Clay (SVP, Information Solutions)
   - Gary Compton (VP, Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Brent Coonrod (VP, Software Engineering)
   - Arianne Criqui (SVP, Head of Options and Business Development)
   - Eric Crampton (SVP, CTO)
   - Gina DeRaimo (VP, Derivatives Institute)
   - John Deters (EVP, Chief Strategy Officer & Head Multi-Asset Solutions)

- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (SVP, & Chief Audit Exec)
- Angelo Evangelou (SVP, Chief Policy Officer)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- John Hiatt (VP, Product Development)
- Bryan Harkins (EVP, Head of Markets Division)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, CRO)
- Dave Howson (EVP and President, Cboe Europe)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Chris Isaacson (EVP, COO)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (SVP, Chief Communications Officer)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulation)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Brian Schell (EVP, CFO, & Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)


Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy

- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers


10.    *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### H.    Cboe Trading, Inc.

1.    *Name*:  Cboe Trading, Inc.
      *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.    *Form of organization*: Corporation.

3.    *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on June 16, 2005.

4.    *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-
      owned by Bats Global Markets Holdings, Inc., which is also the Exchange's
      100% owner.

5.    *Brief description of business or functions*:  Cboe Trading, Inc. is a broker-dealer
      registered as such with the Securities and Exchange Commission and a member of
      the Financial Industry Regulatory Authority and other self-regulatory
      organizations.  Cboe Trading, Inc. provides routing of orders from the Exchange
      Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX
      Exchange, Inc. to other securities exchanges, facilities of securities exchanges,
      automated trading systems, electronic communication networks or other broker-
      dealers.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Chris Isaacson
      - Brian Schell

      Current Officers
      - Jackie Hancock (FINOP, Treasurer)
      - Bryan Upp (Chief Compliance Officer)
      - Troy Yeazel (President)
      - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

## I.     Omicron Acquisition Corp.

1.    *Name*:  Omicron Acquisition Corp.
      *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.    *Form of organization*: Corporation.

3.    *Name of state, statute under which organized and date of incorporation*:
      Incorporated in Delaware under Section 101 of the General Corporation Law of
      the State of Delaware on February 7, 2011.

4.    *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is
      wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the
      Exchange.

5.    *Brief description of business or functions*:  Omicron Acquisition Corp. is an
      intermediate holding company of Cboe Worldwide Holdings Limited.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      • Ed Tilly
      • Brian Schell

      Current Officers
      • Ed Tilly (President and Chief Executive Officer)
      • Jill Griebenow (Vice President)
      • Jackie Hancock (Vice President and Controller)
      • Chris Isaacson (Vice President)
      • Emily Mitchell (Vice President)
      • Brian Schell (Treasurer)
      • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
      the applicant during previous year*: Not applicable.

**J.**      **Cboe FX Holdings, LLC**

1.      *Name*:  Cboe FX Holdings, LLC
   *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.      *Form of organization*: Limited Liability Company.

3.      *Name of state, statute under which organized and date of incorporation:*  Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4.      *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.      *Brief description of business or functions*:  Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6.      *Copy of constitution*: Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*:  No changes.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Vice President)
   - Bryan Harkins (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10.      *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## K.    Cboe FX Markets, LLC

1.    *Name*:  Cboe FX Markets, LLC
      *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.    *Form of organization*: Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation:*  Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4.    *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.    *Brief description of business or functions*:  Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*: No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - None

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (Chief Compliance Officer)
      - Eric Crampton (SVP, CTO)
      - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
      - James Enstrom (SVP, Chief Audit Executive)
      - Todd Furney (Chief Risk Officer)
      - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
      - Jill Griebenow (SVP & Chief Accounting Officer)
      - Jackie Hancock (VP, Controller)
      - Bryan Harkins (EVP, Head of Markets Division)
      - Greg Hoogasian (SVP, Chief Regulatory Officer)
      - Chris Isaacson (EVP)
      - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)
      - Andrew Lowenthal (EVP, International Expansion)
      - Brian Schell (EVP, CFO and Treasurer)
      - J. Patrick Sexton (EVP, General Counsel, and Secretary)

- Lisa Shemie (VP, Associate General Counsel and Cboe FX Chief Legal Officer)
- Jonathan Weinberg (Vice President, Head of FX)
- Aaron Weissenfluh (VP, CISO)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## L.     Cboe FX Services, LLC

1.     *Name*:  Cboe FX Services, LLC
       *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.     *Form of organization*: Limited Liability Company.

3.     *Name of state, statute under which organized and date of incorporation:*  Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4.     *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.     *Brief description of business or functions*:  Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:   No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

       Current Directors
       - None

       Current Officers
       - Ed Tilly (President and Chief Executive Officer)
       - Jill Griebenow (Vice President)
       - Bryan Harkins (Vice President)
       - Jackie Hancock (Vice President and Controller)
       - Chris Isaacson (Vice President)
       - Andrew Lowenthal (Vice President)
       - Emily Mitchell (Vice President)
       - Brian Schell (Treasurer)
       - J. Patrick Sexton (Secretary)

10.    Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

**M.** **Cboe FX Europe Limited**

1. *Name*: Cboe FX Europe Limited
   *Address*: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Dave Howson

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

### N.  **Cboe FX Asia Pte. Limited**

1.  *Name*:  Cboe FX Asia Pte. Limited
    *Address*:  16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2.  *Form of organization*: Private Company Limited by Shares.

3.  *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4.  *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited  is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5.  *Brief description of business or functions*:  Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6.  *Copy of constitution*: No changes.

7.  *Copy of articles of incorporation or association and amendments*:  No changes.

8.  *Copy of existing by-laws*:  Not applicable.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - Ng Lip Chih (Singapore Nominee)

    Current Officers
    - Ed Tilly (President)
    - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
    - Tan Zhe Lei, Secretary (Allen & Gledhill)

10.  *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**O.** **Cboe Europe Limited**

1. *Name*: Cboe Europe Limited
   *Address*: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales under the Companies Act 1985 on March 28,
   2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is
   wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the
   Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as
   a Recognized Investment Exchange in the United Kingdom under the Financial
   Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of
   European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Richard Balarkas
   - Julian Corner
   - Angelo Evangelou
   - Rebecca Fuller
   - Ted Hood
   - Dave Howson
   - Kristian West
   - John Woodman

   Current Officers
   - Dave Howson (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Adam Eades (Chief Legal Officer)
   - Tim Lipscomb (Chief Operations Officer)
   - Stephanie Renner (CFO)

<u>Standing Committees</u>

<u>Audit, Risk and Compliance Committee</u>
- Richard Balarkas
- Rebecca Fuller
- Ted Hood

<u>Remuneration Committee</u>
- Rebecca Fuller
- Kristian West
- John Woodman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**P.**      <u>**Cboe Chi-X Europe Limited**</u>

1.      *Name*:  Cboe Chi-X Europe Limited
    *Address*:  11 Monument Street, London, EC3R 8AF, United Kingdom

2.      *Form of organization*: Private Company Limited by Shares.

3.      *Name of state, statute under which organized and date of incorporation*:
    Incorporated in England and Wales.

4.      *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited
    is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly
    owned by Bats Global Markets, Inc.

5.      *Brief description of business or functions*:  Cboe Chi-X Europe Limited is
    authorized in the United Kingdom under the Financial Services and Markets Act
    2000 ("FSMA"), as an investment firm.  Between April 30, 2012 and May 20,
    2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe
    Limited operates the smart order router that is needed for the routing strategies
    deployed by Cboe Europe Limited.  As of November 2018 this company remains
    dormant.

6.      *Copy of constitution*: Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*:  Not applicable.

9.      *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    <u>Current Directors</u>
    - Adam Eades
    - Dave Howson
    - John Woodman

    <u>Current Officers</u>
    - Dave Howson (Chief Executive Officer)
    - Antonio Amelia (Secretary)
    - Adam Eades (Chief Legal and Regulatory Officer)
    - Stephanie Renner (Chief Financial Officer)

10.      *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**Q.**     **Cboe ETF.com, Inc.**

1.     *Name*:  Cboe ETF.com, Inc.
       *Address*:  8050 Marshall Dr., Ste. 120, Lenexa, KS  66214

2.     *Form of organization*: Corporation.

3.     *Name of state, statute under which organized and date of incorporation*:
       Incorporated in Delaware under Section 101 of the General Corporation Law of
       the State of Delaware on March 28, 2016.

4.     *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is
       wholly-owned by Bats Global Markets Holdings, Inc., which is also the
       Exchange's 100% owner.

5.     *Brief description of business or functions*:  Cboe ETF.com, Inc. is a media
       company providing ETF data, news and analysis.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Ed Tilly
       - Brian Schell

       Current Officers
       - Ed Tilly (President and Chief Executive Officer)
       - Brent Coonrod (Vice President)
       - Eric Crampton (Vice President)
       - Jennifer Golding (Vice President)
       - Jill Griebenow (Vice President)
       - Jackie Hancock (Vice President and Controller)
       - Bryan Harkins (Vice President)
       - Chris Isaacson (Vice President)
       - Emily Mitchell (Vice President)
       - Laura Morrison (Vice President)
       - Brian Schell (Treasurer)
       - J. Patrick Sexton (Secretary)

10.    *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

### R.	IndexPubs S.A.

1.	*Name*:  IndexPubs S.A.
	*Address*:  Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2.	*Form of organization*: Corporation (Soceidad Anonima or S.A.).

3.	*Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4.	*Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.	*Brief description of business or functions*: IndexPubs S.A. is a media company providing ETF data, news and analysis.

6.	*Copy of constitution*: No changes.

7.	*Copy of articles of incorporation or association and amendments*:  No changes.

8.	*Copy of existing by-laws*:  No changes.

9.	*Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

	Current Directors

	Current Officers
	- Patricia Hidalgo (General Manager)

10.	*Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**S.**     **Cboe SEF, LLC**

1.     *Name*:  Cboe SEF, LLC
        *Address*:  17 State Street, 31st Floor, New York, NY 10004

2.     *Form of organization*: Limited Liability Company.

3.     *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4.     *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5.     *Brief description of business or functions*:  Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6.     *Copy of constitution*: Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Officers
        • Ed Tilly (President and Chief Executive Officer)
        • Alexandra Albright (Senior Vice President and Chief Compliance Officer)
        • Jennifer Browning (Vice President, Human Resources)
        • Gary Compton (Vice President, Corporate Communications)
        • Eric Crampton (SVP, CTO)
        • John Deters (EVP, Chief Strategy Officer)
        • James Enstrom (Senior Vice President & Chief Audit Executive)
        • Angelo Evangelou (SVP, Market Policy & Government Affairs)
        • Todd Furney (VP, and Chief Risk Officer)
        • Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
        • Jill Griebenow (SVP & Chief Accounting Officer)
        • Jackie Hancock (Vice President & Controller)
        • Bryan Harkins (Executive Vice President, Head of Markets Division)
        • Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
        • Dave Howson (EVP & President, Cboe Europe)
        • Chris Isaacson (Executive Vice President & COO)
        • Carol Kennedy (SVP, Marketing & Communications)
        • Andrew Lowenthal (Executive Vice President, International Expansion)

- Stephanie Marrin Lara (Vice President and Deputy Chief Regulatory Officer)
- Emily Mitchell (Vice President, Tax)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Lisa Shemie (Vice President, Associate General Counsel & Cboe SEF Chief Legal Officer)
- Jon Weinberg (Vice President, Head of FX)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)

Managers
- Ed Tilly
- Michael Gorham
- James Parisi
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**T.      Cboe Worldwide Holdings Limited**

1.      *Name*:  Cboe Worldwide Holdings Limited
        *Address*:  11 Monument Street, London, EC3R 8AF, United Kingdom

2.      *Form of organization*: Private Company Limited by Shares.

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated in England and Wales under the Companies Act 2006 on November
        9, 2016.

4.      *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings
        Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of
        the Exchange.

5.      *Brief description of business or functions*:  Cboe Worldwide Holdings Limited is
        an intermediate holding company of Cboe Europe Limited, Cboe Hong Kong
        Limited, Cboe UK Limited, Cboe FX Asia Pte. Limited, and IndexPubs S.A.

6.      *Copy of constitution*: Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*:  Not applicable.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        •   Ed Tilly
        •   Dave Howson

        Current Officers
        •   Antonio Amelia (Secretary)

10.     *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

U.      **Cboe Global Markets, Inc.**

1.      *Name*: Cboe Global Markets, Inc.
        *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2.      *Form of organization*:  Corporation.

3.      *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4.      *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5.      *Brief description of business or functions:* Holding company.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments:*  No changes.

8.      *Copy of existing by-laws*: No changes.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        - Ed Tilly
        - William Farrow
        - Edward Fitzpatrick
        - Janet Froetscher
        - Jill Goodman
        - Roderick Palmore
        - James Parisi
        - Joe Ratterman
        - Michael Richter
        - Jill Sommers
        - Eugene Sunshine
        - Fredric Tomczyk

        Current Officers
        - Ed Tilly (President and Chief Executive Officer)
        - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
        - Jill Griebenow (SVP & Chief Accounting Officer)
        - Bryan Harkins (EVP, Head of Markets Division)
        - Dave Howson (EVP, President Europe)
        - Chris Isaacson (EVP and COO)
        - Brian Schell (EVP, and CFO)

- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Frank English
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi

Audit Committee
- William Farrow
- Carole Stone
- Michael Richter
- James Parisi

Nominating and Governance Committee
- Frank English
- Jill Goodman
- Roderick Palmore
- Carole Stone
- Janet Froetscher

Finance and Strategy Committee
- Frank English
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Jill Sommers

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Carole Stone

Indemnity Committee
- Ed Tilly

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## V.    Cboe Futures Exchange, LLC

1.     *Name*: Cboe Futures Exchange, LLC
       *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.     *Form of organization*:  Limited Liability Company.

3.     *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4.     *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.     *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6.     *Copy of constitution*:  Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Current Directors
- Ed Tilly
- Gilbert Bassett, Jr.
- Michael Gorham
- James Parisi
- Jill Sommers

Current Officers
- Ed Tilly (President and Chief Executive Officer)
- Alexandra Albright (SVP and Chief Compliance Officer)
- Jennifer Browning (VP, Human Resources)
- Kevin Carrai (Vice President, Connectivity, Data & Member Services)
- Cole Chmielewski (Vice President, Operations)
- Catherine Clay (SVP, Business Development)
- Gary Compton (VP, Corporate Communications)
- Eric Crampton (SVP, CTO)
- Arianne Criqui (SVP, Head of Options and Global Client Services)
- John Deters (Executive Vice President, Chief Strategy Officer)
- James Enstrom (Senior Vice President & Chief Audit Executive)

- Todd Furney (Vice President and Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel & Chief Litigation Officer)
- Jill Griebenow (Senior Vice President & Chief Accounting Officer)
- Jackie Hancock (Vice President and Controller)
- Bryan Harkins (Executive Vice President, Head of Markets Division
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer )
- Dave Howson (EVP and President, Cboe Europe)
- Chris Isaacson (Executive Vice President, CFE Senior Managing Director, & COO)
- Carol Kennedy (SVP, Marketing and Communications)
- Jennifer Lamie (VP & Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP & Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, International Expansion, and CFE Senior Managing Director)
- Matthew McFarland (VP, Head of Futures and CFE Managing Director)
- Michael Mollet (VP, MAS Product Development)
- Emily Mitchell (Vice President, Tax)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel & CFE Chief Legal Officer )
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)
- Troy Yeazel (Senior Vice President, U.S. Operations and CFE Managing Director)

Standing Committees

Executive
- Ed Tilly
- Michael Gorham

Regulatory Oversight Committee
- Michael Gorham
- Gilbert Bassett
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**W.    Cboe Building Corporation**

1.    *Name*: Cboe Building Corporation
       *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.    *Form of organization*:  Corporation.

3.    *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8,
       1980.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Owns facility used by Cboe Global
       Markets, Inc.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • Brian Schell

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Jill Griebenow (Vice President
       • Jackie Hancock (Vice President and Controller)
       • Chris Isaacson (Vice President)
       • Marc Magrini (Vice President)
       • Emily Mitchell (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

## X.     <u>Cboe, LLC</u>

1.     *Name*: Cboe, LLC
       *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2.     *Form of organization*:  Limited Liability Company.

3.     *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4.     *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.     *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6.     *Copy of constitution*:  Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    <u>Current Directors</u>
- Ed Tilly
- Brian Schell

    <u>Current Officers</u>
- Ed Tilly (President and Chief Executive Officer)
- Catherine Clay (Vice President)
- Jill Griebenow (Vice President)
- Jackie Hancock (Vice President and Controller)
- Chris Isaacson (Vice President)
- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## Y.    Cboe III, LLC

1.    *Name*: Cboe III, LLC
       *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       May 2, 2014.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Holding company for investment in
       Tradelegs, LLC.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       - Ed Tilly
       - John Deters
       - Brian Schell

       Current Officers
       - Ed Tilly (President and Chief Executive Officer)
       - John Deters (Vice President)
       - Jill Griebnow (Vice President)
       - Jackie Hancock (Vice President and Controller)
       - Chris Isaacson (Vice President)
       - Emily Mitchell (Vice President)
       - Brian Schell (Treasurer)
       - J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

## Z.    Cboe Bats, LLC

1.    *Name*: Cboe Bats, LLC
      *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*:
      Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
      September 25, 2016.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
      Cboe Global Markets, Inc.

5.    *Brief description of business or functions*: Holding company.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees
      and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Brian Schell
      - Chris Isaacson

      Current Officers
      - Ed Tilly (President and Chief Executive Officer)
      - Alexandra Albright (SVP, Chief Compliance Officer)
      - Jen Browning (VP, Head of Human Resources)
      - Kevin Carrai (VP, Market Data and Access Services)
      - Cole Chmielewski (VP, Operations)
      - Catherine Clay (SVP, Information Solutions)
      - Gary Compton (VP, Corporate Communications)
      - Jeff Connell (VP, Deputy Chief Regulatory Officer)
      - Brent Coonrod (Vice President, Software Engineering)
      - Eric Crampton (SVP, CTO)
      - Arianne Criqui (SVP, Head od Options and Business Development)
      - Gina DeRaimo (VP, Cboe Derivatives Institute)
      - John Deters (EVP, Chief Strategy Officer and Head of Multi-Asset Solutions)
      - Laura Dickman (VP, Associate General Counsel)
      - James Enstrom (SVP, Chief Audit Executive) Bats
      - Angelo Evangelou (SVP, Market Policy and Government Affairs)

- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Gerald Hanweck (Vice President, Technology)
- Bryan Harkins (EVP, Head of Markets Division)
- John Hiatt (VP, Product Development)
- Rob Hocking (SVP, Head of Derivatives Strategy)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- David Howson (EVP and President, Europe)
- Chris Isaacson (EVP, Chief Operating Officer)
- Adam Inzirillo (SVP, Head of U.S. Equities)
- Michael Izhaky (Vice President, Head of Capital Effectiveness)
- Brett Johnson (VP, Software Engineering)
- Carol Kennedy (VP, Chief Communications Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Andrew Lowenthal (EVP, International Expansion)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Matt McFarland (Vice President, Derivatives  - Head of Futures)
- Emily Mitchell (Vice President, Tax)
- Michael Mollet (VP, MAS Product Development)
- Anthony Montesano (VP, TSD and Membership Services)
- Laura Morrison (SVP, ETP Listings)
- Kyle Murray (VP and Associate General Counsel)
- Dan Overmyer (VP, Options Regulations)
- Lindsey Praechter (Vice President, Marketing)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, Infrastructure)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)
- Lisa Shemie (VP, Associate General Counsel, Cboe FX and Cboe SEF Chief Legal Officer)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Data and Analytics)
- Jonathan Weinberg (Vice President, Head of FX)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, FX Chief Operating Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**AA.**    <u>**Cboe Livevol, LLC**</u>

1.     *Name*: Cboe Livevol, LLC
   *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.     *Form of organization*:  Limited Liability Company.

3.     *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4.     *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.     *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6.     *Copy of constitution*:  Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*:  No changes.

9.     *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Brent Coonrod (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebnow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)

- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Vice President, CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## BB.    Cboe UK Limited

1.    *Name*: Cboe UK Limited
      *Address*:  11 Monument Street, London, EC3R 8AF, United Kingdom

2.    *Form of organization*:  Private Limited Company.

3.    *Name of state, statute under which organized and date of incorporation*:  England and Wales, Companies Act 2006, March 10, 2016.

4.    *Brief description of nature and extent of affiliation*:  Wholly-owned subsidiary of Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Marketing and business development services.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  No changes.

8.    *Copy of existing by-laws*:  No changes.

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

      Current Directors
      - Ed Tilly
      - Dave Howson

      Current Officers
      - None

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## CC. Cboe Vest, LLC

1.    *Name*: Cboe Vest, LLC
       *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2.    *Form of organization*: Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       December 10, 2015.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.    *Brief description of business or functions:* Holding company of majority equity
       investment in Eris Inc.

6.    *Copy of constitution*: Not applicable.

7.    *Copy of articles of incorporation or association and amendments*: No changes.

8.    *Copy of existing by-laws*: No changes.

9.    *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • John Deters
       • Brian Schell

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • Catherine Clay (Vice President)
       • John Deters (Vice President)
       • Jill Griebenow (Vice President)
       • Jackie Hancock (Vice President and Controller)
       • Chris Isaacson (Vice President)
       • Emily Mitchell (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)

10.   *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

### DD.    Loan Markets, LLC

1.      *Name*: Loan Markets, LLC
        *Address*:  400 S. LaSalle Street, Chicago, Illinois 60605

2.      *Form of organization*:  Limited Liability Company.

3.      *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
        May 11, 2015.

4.      *Brief description of nature and extent of affiliation*:  Wholly-owned subsidiary of
        Cboe Global Markets, Inc.

5.      *Brief description of business or functions:* Holding company for investment in
        American Financial Exchange, LLC.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*:  No changes.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        - Ed Tilly
        - John Deters
        - Brian Schell

        Current Officers
        - Ed Tilly (President and Chief Executive Officer)
        - John Deters (Vice President)
        - Jill Griebenow (Vice President)
        - Jackie Hancock (Vice President and Controller)
        - Chris Isaacson (Vice President)
        - Andrew Lowenthal (Vice President)
        - Emily Mitchell (Vice President)
        - Brian Schell (Treasurer)
        - J. Patrick Sexton (Secretary)

10.     *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

**EE.** **Cboe Data Services, LLC**

1. *Name*: Cboe Data Services, LLC
   *Address*: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bryan Harkins
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Emily Mitchell (Vice President)
   - Jim Roche (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh ( Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**FF.** **Signal Trading Systems, LLC**

1. *Name*: Signal Trading Systems, LLC
   *Address*: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 13, 2010.

4. *Brief description of nature and extent of affiliation*: Fifty percent (50%) subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* Signal Trading Systems, LLC developed and markets a multi-asset front-end order entry system known as "Pulse".

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: There are no directors or officers of Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## GG.    Cboe Vest Group, Inc.

1.      *Name*: Cboe Vest Group, Inc.
        *Address*:  8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2.      *Form of organization*: Corporation.

3.      *Name of state, statute under which organized and date of incorporation*:
        Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2,
        2015.

4.      *Brief description of nature and extent of affiliation*:  Majority-owned subsidiary of
        Cboe Vest, LLC.

5.      *Brief description of business or functions:* Through its subsidiaries, provides
        options-based investment advisory services.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*:  No changes.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        Current Directors
        • John Deters
        • Karan Sood
        • Catherine Clay

        Current Officers
        • Karan Sood (Chief Executive Officer)
        • Jeffrey Chang (Chief Financial Officer)

10.     *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable

## HH.     Cboe Hong Kong Limited

1.      *Name*: Cboe Hong Kong Limited
        *Address*: 66th Floor, The Center, 99 Queen's Road, Central, Jong Kong

2.      *Form of organization*: Private Company Limited by Shares.

3.      *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4.      *Brief description of nature and extent of affiliation*:  Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.      *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        * Andy Lowenthal

        Current Officers
        * None

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

## II.  Cboe Silexx, LLC

1.  *Name*: Cboe Silexx, LLC
    *Address*: 400 South LaSalle Street, Chicago, IL 60605

2.  *Form of organization*: Limited Liability Company

3.  *Name of state, statute under which organized and date of incorporation*:
    Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
    October 16, 2017.

4.  *Brief description of nature and extent of affiliation*:  Wholly-owned subsidiary of
    Cboe Global Markets, Inc.

5.  *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx
    order execution management system business.

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No changes.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees
    and persons performing similar functions*:

    Current Directors
    - Ed Tilly
    - John Deters
    - Brian Schell

    Current Officers
    - Ed Tilly (President and Chief Executive Officer)
    - Alexandra Albright (Chief Compliance Officer)
    - Catherine Clay (Vice President)
    - Brent Coonrod (Vice President)
    - Eric Crampton (Vice President)
    - John Deters (Vice President)
    - James Enstrom (Chief Audit Executive)
    - Todd Furney (Chief Risk Officer)
    - Jennifer Golding (Vice President)
    - Jill Griebenow (Vice President)
    - Jackie Hancock (Vice President and Controller)
    - Chris Isaacson (Vice President)
    - Emily Mitchell (Vice President)
    - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Chief Information Security Officer)


10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**JJ.** **Digital Asset Benchmark Administration, LLC**

1. *Name*: Digital Asset Benchmark Administration, LLC
   *Address*: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
   October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark
   Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   • Ed Tilly
   • John Deters

   Current Officers
   • Ed Tilly (President and Chief Executive Officer)
   • Alexandra Albright (Chief Compliance Officer)
   • Catherine Clay (Vice President)
   • Eric Crampton (Vice President)
   • John Deters (Vice President)
   • James Enstrom (Vice President and Chief Audit Executive)
   • Todd Furney (Chief Risk Officer)
   • Jennifer Golding (Vice President))
   • Jill Griebenow (Vice President)
   • Jackie Hancock (Vice President and Controller)
   • Chris Isaacson (Vice President)
   • Emily Mitchell (Vice President)
   • Brian Schell (Treasurer)
   • J. Patrick Sexton (Secretary)
   • Aaron Weissenfluh (CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**KK.**  **CBOE Europe B.V.**

1.  *Name*: CBOE Europe B.V.
    *Address*: 1212 Gustav Mahlerlaan, 108La Amsterdam (Netherlands)

2.  *Form of organization*: Private Company Limited by Shares

3.  *Name of state, statute under which organized and date of incorporation*:
    Incorporated in the United Kingdom on August 1, 2018.

4.  *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited.  Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5.  *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6.  *Copy of constitution*:  Not applicable.

7.  *Copy of articles of incorporation or association and amendments*:  No changes.

8.  *Copy of existing by-laws*: Not applicable.

9.  *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

    Current Directors
    - Mark Hemsley
    - Adam Eades
    - Ruben Hilhorst
    - Shyam Savania

    Current Officers
    - Adam Eades (President)
    - Ruben Hilhorst (Head of Compliance)
    - Shyam Savania (Operations Manager)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**LL.**     **Cboe Off-Exchange Services, LLC**

1.     *Name*: Cboe Off-Exchange Services, LLC
       *Address*: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2.     *Form of organization*: Limited Liability Company

3.     *Name of state, statute under which organized and date of incorporation*:
       Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq),
       January 31, 2019.

4.     *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
       Cboe Global Markets, Inc.

5.     *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity for which limited liability companies
       may be organized under the Act.

6.     *Copy of constitution*:  Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*: Not applicable.

9.     *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • None

       Current Officers
       • Ed Tilly (President and Chief Executive Officer)
       • John Deters (Vice President)
       • Jill Griebenow (Vice President)
       • Jackie Hancock (Vice President and Controller)
       • Bryan Harkins (Vive President)
       • Chis Isaacson (Vice President)
       • Andrew Lowenthal (Vice President)
       • Brian Schell (Treasurer)
       • J. Patrick Sexton (Secretary)

10.    *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

## MM. <u>Cboe Global Indices, LLC</u>

1. *Name*: Cboe Global Indices, LLC
   *Address*: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, September 11, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Brian Schell
   - Catherine Clay

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Vice President and Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Vice President and Chief Risk Officer)
   - Jennifer Golding (Vice President and Chief Litigation Officer)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Rob Hocking (Vice President)
   - Chris Isaacson (Vice President)
   - Emily Mitchell (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Aaron Weissenfluh (Vice President and CISO)

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**NN.** **Cboe Europe Indices Limited**

1. *Name*: Cboe Europe Indices Limited
   *Address*: 5th Floor, The Monument Building
   11 Monument Street, London EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated in England and Wales under the Companies Act 1985 on July 17,
   2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
   Cboe Worldwide Holdings Limited.

5. *Brief description of business or functions:* Cboe Europe Indices Limited has
   applied with the FCA to operate as a Benchmark administrator in the UK and
   Europe.  Once approved, the company intends to transfer the existing European
   benchmark administrator business from Cboe Europe Limited (which is current an
   authorized benchmark administrator) to Cboe Europe Indices Limited.  It also
   intends to apply to the FCA to endorse Cboe global indices in accordance with the
   EU benchmark regulation.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   Current Directors
   - Dave Howson
   - Stephanie Renner

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

## OO.  <u>Cboe Switzerland GmbH</u>

1.      *Name*: Cboe Switzerland GmbH
        *Address*: c/o Format A AG
        Pfingstweidstrasse 102b 8005 Zurich

2.      *Form of organization*: Limited Liability Company

3.      *Name of state, statute under which organized and date of incorporation*:
        Incorporated in Switzerland under Article 777c and Article 633, November 18,
        2019.

4.      *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of
        Cboe Worldwide Holdings Limited.

5.      *Brief description of business or functions:* Operate an electronic trading platform
        for financial contracts and instruments as well as to provide services in this
        business are to Group affiliate.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees
        and persons performing similar functions*:

        <u>Current Directors</u>

        <u>Managers</u>
        - Bryan Harkins
        - Lisa Shemie
        - Roman Sturzenegger
        - Jonathan Weinberg

10.     *Indication of whether such business or organization ceased to be associated with
        the applicant during previous year*: Not applicable.

## PP.    Hanweck Associates, LLC

1.    *Name*: Hanweck Associates, LLC
       *Address*: 77 Battery Place #916
       New York, NY 10280

2.    *Form of organization*: Limited Liability Company

3.    *Name of state, statute under which organized and date of incorporation*:
       Incorporated under provisions of the New York State Limited Liability Company
       Law on November 25, 2003.

4.    *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary
       acquired by Cboe Global Markets, Inc. on February 3, 2020.

5.    *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity for which limited liability companies
       may be organized under the Act.

6.    *Copy of constitution*:  No changes.

7.    *Copy of articles of incorporation or association and amendments*:  Not
       applicable.

8.    *Copy of existing by-laws*: Not applicable.

9.    *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Managers
       - Ed Tilly
       - Chris Isaacson
       - Brian Schell

       Current Officers
       - Ed Tilly (President and CEO)
       - Alexandra Albright (Vice President and Chief Compliance Officer)
       - Catherin Clay (Vice President)
       - Eric Crampton (Vice President)
       - John Deters (Vice President)
       - Jim Enstrom (Vice President and Chief Audit Executive)
       - Todd Furney (Vice President and Chief Risk Officer)
       - Jennifer Golding (Vice President and Chief Litigation Officer)
       - Jill Griebenow (Vice President)
       - Jackie Hancock (Vice President and Controller)
       - Gerald Hanweck (Vice President)
       - Rob Hocking (Vice President)

- Chris Isaacson (Chief Operating Officer)
- Emily Mitchell (Vice President)
- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Vice President and Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**QQ.    Hanweck Associates Pte. Ltd.**

1.     *Name*: Hanweck Associates Pte. Ltd.
       *Address*: 8 Wilkie Road #30-01 Wilkie Edge
       Singapore 228095

2.     *Form of organization*: Private Company Limited by Shares

3.     *Name of state, statute under which organized and date of incorporation*:
       Incorporated under the Companies Act (Cap. 50) in Singapore on May 30, 2019.

4.     *Brief description of nature and extent of affiliation*: Hanweck Associates Pte. Ltd.
       is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary
       of Cboe Global Markets, Inc.

5.     *Brief description of business or functions:* The Company is organized for the
       purpose of engaging in any lawful activity for which private companies may be
       organized under the act.

6.     *Copy of constitution*:  No changes.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*: Not applicable.

9.     *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ng Lip Chih
       • Ed Tilly

       Current Officers
       • Ang Yee Koon Daphne
       • Tan Zhe Lei

10.    *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

### RR. <u>Hanweck Associates Limited</u>

1. *Name*: Hanweck Associates Limited
   *Address*: 42-46 Fountain Street
   Belfast, Northern Ireland, United Kingdom BT1 5EF

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*:
   Incorporated under the Companies Act of 2006 on May 20, 2015.

4. *Brief description of nature and extent of affiliation*: Hanweck Associates Limited
   is a subsidiary of Hanweck Associates, LLC, which is wholly-owned subsidiary
   of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the
   purpose of engaging in any lawful activity for which private companies may be
   organized under the act.

6. *Copy of constitution*:  Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  No changes

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees
   and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Dave Howson

   <u>Current Officer</u>
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with
    the applicant during previous year*: Not applicable.

**SS.**     **Cboe Europe Indices B.V.**

1.      *Name*: Cboe Europe Indices B.V.
        *Address*: Gustav Mahlerlaan 1212, 1081LA Amsterdam

2.      *Form of organization*: Besloten Vennootschap (comparable with Private Limited Liability Company)

3.      *Name of state, statute under which organized and date of incorporation*: Incorporated per Amsterdam statutes on December, 16 2019.

4.      *Brief description of nature and extent of affiliation*: Cboe Europe Indices B.V. is a subsidiary of Cboe Worldwide Holdings Limited.

5.      *Brief description of business or functions:* The Company's primary function is to provide services as a benchmark administrator.

6.      *Copy of constitution*:  Not applicable.

7.      *Copy of articles of incorporation or association and amendments*:  No changes.

8.      *Copy of existing by-laws*: Not applicable.

9.      *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

        Current Directors
        • Ruben Hilhorst
        • Dave Howson

        Current Officer

10.     *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

**TT.**     **Cboe Canada Holdings, ULC**

1.     *Name*: Cboe Canada Holdings, ULC
       *Address*: Suite 2600, Three Bentall Centre
       595 Burrard Street, Vancouver BC V7X 1L3 Canada

2.     *Form of organization*: Unlimited Liability Corporation

3.     *Name of state, statute under which organized and date of incorporation*:
       Incorporated under the Business Corporation Act on April 22, 2020.

4.     *Brief description of nature and extent of affiliation*: Hanweck Associates Limited
       is a subsidiary of Omicron Acquisition Corp., which is wholly-owned subsidiary
       of Bats Global Markets Holdings.

5.     *Brief description of business or functions:* Cboe Canada Holdings, ULC is an
       intermediate holding company.

6.     *Copy of constitution*:  Not applicable.

7.     *Copy of articles of incorporation or association and amendments*:  No changes.

8.     *Copy of existing by-laws*: Not applicable.

9.     *Name and title of present officers, governors, members of standing committees
       and persons performing similar functions*:

       Current Directors
       • Ed Tilly
       • Brian Schell

       Current Officer
       • Ed Tilly (President and CEO)
       • John Deters (Vice President)
       • Jill Griebenow (Vice President)
       • Jackie Hancock (Vice President and Controller)
       • Bryan Harkins (Vice President)
       • Chris Isaacson (Vice President)
       • Brian Schell (Treasurer)
       • Patrick J. Sexton (Secretary)

10.    *Indication of whether such business or organization ceased to be associated with
       the applicant during previous year*: Not applicable.

## UU.  Cboe International Holdings Limited

1. *Name*:  Cboe International Holdings Limited
   *Address*:  11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe International Holdings Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*:  Cboe International Holdings Limited is a holding company of Cboe FX Europe Limited,,

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*:  Not applicable.

8. *Copy of existing by-laws*:  Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:  None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of September 24, 2019 Cboe International Holdings Limited ceased to exist

VV.    **CBOE Stock Exchange, LLC**

1.    *Name*: CBOE Stock Exchange, LLC
      *Address*:  400 South LaSalle Street, Chicago, Illinois 60605

2.    *Form of organization*:  Limited Liability Company.

3.    *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 31, 2006.

4.    *Brief description of nature and extent of affiliation*: CBOE Stock Exchange, LLC is a 49.96%-owned subsidiary of Cboe Exchange, Inc.

5.    *Brief description of business or functions:*  CBOE Stock Exchange, LLC operated the CBOE Stock Exchange, which acted as a trading market for securities other than options as a facility of Cboe Exchange, Inc. CBOE Stock Exchange, LLC was approved by the SEC in March 2007. CBOE Stock Exchange, LLC ceased trading operations on April 30, 2014.

6.    *Copy of constitution*:  Not applicable.

7.    *Copy of articles of incorporation or association and amendments*:  Not applicable.

8.    *Copy of existing by-laws*:  Not applicable

9.    *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:  None

10.   *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of September 30, 2019 CBOE Stock Exchange, LLC ceased to exist.

## Exhibit H

**Exhibit Request:**

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees.  If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange.  Provide a table of contents listing the forms included in this Exhibit H.

**Response:**

Attached please find the following documents:

**A.**     **Initial Listings**

1.     New ETF Listing Application

2.     Cboe-Listed New ETF Listing Application

3.     New ETN Listing Application

4.     Cboe-Listed New ETN Listing Application

5.     New Managed Portfolio Shares Listing Application

6.     Cboe-Listed New Managed Portfolio Shares Listing Application

7.     New ETF Shares Listing Application

8.     Cboe-Listed New ETF Shares Listing Application

9.     New Tracking Fund Shares Listing Application

10.     Cboe-Listed New Tracking Fund Shares Listing Application



## Cboe BZX Exchange, Inc. Listing Application and Related Forms: Exchange Traded Products

To list an "exchange traded product" or "ETP" on Cboe BZX Exchange, Inc. a company must complete and submit all materials set forth below on the Listing Checklist to *listingapp@cboe.com* .

| LISTING CHECKLIST<br>The following documentation is required to be submitted prior to launch: |
| --- |
| **Due 10 days prior to launch:** |
| Completed and Executed Listing Application: |
| Corporate Governance Certification |
| Representation Affirmation |
| Exemptive Relief Letter |
| Exchange Listing Agreement |
| Mark Authorization Form |
| Shareholder Data Release Consent |
| Fund Information Spreadsheet |
| Underlying Index Constituent Data (please include "as of" date)<br> or Proposed Portfolio Data (if listing under Rule 14.11(i)) |
| Board Resolution authorizing listing on Cboe BZX Exchange, Inc. |
| Index Methodology (N/A for actively managed funds) |
| Mark(s) and Web Description |
| Trust Document |
| By-Laws |
| Certificate of Good Standing dated within 90 days of launch |
| Firewall Letter (if applicable) |
| **Due 5 days prior to launch:** |
| LMM Finalization |
| **Due 4 p.m. ET 3 days prior to launch date** *(delays in adherence to this timeline may cause postponement of launch):* |
| Form N-1A (Final *Effective* Registration Statement) |
| Form 8-A (Registration of Securities) |

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to *listingapp@cboe.com* or by telephone at 913-815-7101. Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

**GENERAL LISTING INFORMATION**

| GENERAL CORPORATE/TRUST INFORMATION | |
|---|---|
| Corporation/Trust Name (the "Company"): | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |
| State of Incorporation/Date of Incorporation: | |
| ☐ Foreign Private Issuer | |
| SEC File Number: | |
| Standard Industrial Classification (SIC) Code: | |
| Central Index Key Number (CIK): | |

| FUND MANAGER/MANAGER TRUSTEE INFORMATION<br>Please list the name and full title of the individual to be designated as the Fund Manager/Managing Trustee. Attach a separate sheet if the contact information for the individual differs from the Fund/Trust information provided above. | |
|---|---|
| Fund Manager/Manager Trustee: | |

| TRANSFER AGENT CONTACT INFORMATION<br>The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act. | |
|---|---|
| Company Name/Contact Person: | |
| Address: | |
| City, State, Zip: | |
| Phone: | Email: |

| SPONSOR INFORMATION | |
|---|---|
| Firm Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |

| SPONSOR CONTACTS |
|---|
| Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above. |

| | |
|---|---|
| Primary ETP Contact: | Email: |
| Chief Financial Officer: | Email: |
| General Counsel: | Email: |
| Billing Contact: | Email: |
| Product Manager: | Email: |

| DISTRIBUTOR CONTACT |
|---|
| Please provide the following information regarding the Distributor. |

| | |
|---|---|
| Firm Name: | |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |

| ETP ADMINISTRATOR CONTACT |
|---|
| Please provide the following information regarding the ETP Administrator. |

| | |
|---|---|
| Firm Name: | |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |

| BILLING INFORMATION |
|---|
| Please provide contact information for purposes of billing for ETP Listings |

| | |
|---|---|
| Firm Name: | |
| Billing Mailing Address: | |
| City, State, Zip: | |
| Billing Phone: | Billing Email Address: |

| Billing Contact(s): | Billing Contact Email Address (if different than email provided above): |
|---|---|
| | |

| APPLICATION PRIMARY CONTACT<br>Please provide a primary contact for the purposes of processing this Listing Application. | |
|---|---|
| Firm Name: | |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Email: |

| SECURITY INFORMATION | |
|---|---|
| Name of Security: | |
| Ticker Symbol(s): | |
| Description: | |

    Initial Listing

    Listing Transfer   Current listing market: _____   Current ticker symbol: _____

    Other (please specify):

| Rule Filing Number (if applicable): | |
|---|---|
| Expected effective date of registration statement: | |
| Expected date of initial trading on the Exchange (launch date): | |
| Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading? | |
| Yes     No | |

# Cboe BZX Exchange, Inc.
## Corporate Governance Certification Form

| COMPANY INFORMATION |
|---|
| Company Name: |

**Upon the Company's listing on the Exchange, the Company must comply with certain governance requirements of the Exchange, including, but not limited to:**

**Exemption – Rule 14.10(e)(1)(E)**: I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940, as amended, that is proposing to issue on the Exchange Index Fund Shares or Managed Fund Shares, as defined in Rules 14.11(c) and 14.11(i), respectively, and, as such, is exempt from the following corporate governance requirements:

| | |
|---|---|
| (i) | Independent Directors – Rules 14.10(c)(2)(A) and 14.10(c)(2)(B) |
| (ii) | Audit Committee Charter – Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04[2] |
| (iii) | Audit Committee Composition – Rule 14.10(c)(3)(B) |
| (iv) | Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4) |
| (v) | Director Nominations – Rule 14.10(c)(5)(A) |
| (vi) | Nominations Committee Charter or Board Resolutions – Rule 14.10(c)(5)(B) |
| (vii) | Code of Conduct – Rule 14.10(d) |

**Related Party Transactions – Rule 14.10(h)(1)**: I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

| AUTHORIZATION BY CORPORATE OFFICER |
|---|
| I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein. |
| Signature: |
| Print Name: |
| Title: |
| Company Name: |
| Telephone: |
| Email: |
| Date: |

---

[2] Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

**ADDITIONAL INFORMATION AND DOCUMENTATION**

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

***Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.***

**Regulatory Proceedings/Litigation**

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

    a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

    b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

    c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

    a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

    b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

**Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements**

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

**Direct Registration Program (Rule 14.7)**

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, *or* the security is issued in book entry form only and is exempt from this requirement.

**Board Resolutions Authorizing Issuance and Listing**

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

**Continued Listing Standards Representation**

☐ Check here if the Company affirms that it will advise the Exchange of any failure by the Fund or Funds to comply with the continued listing requirements applicable under Rule 14.11(c) (for Index Fund Shares) or 14.11(i) (for Managed Fund Shares) or, where the Fund or Funds are listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by the Fund or Funds to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the index composition, the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of index, reference asset, and intraday indicative values (as applicable), or the applicability of Exchange listing rules specified in the filing.

**Index Fund Shares Representations**

☐ Check here if the Company affirms that any internal advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if an unaffiliated third party acts as the index provider for the fund(s) (the "Index Provider").

Please note that, to the extent that any unaffiliated third party acts as the Index Provider for the fund(s), the Company must attach a separate representation letter in which each Index Provider represents that any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, implements and maintains, or is subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if the Company affirms that, upon listing, the Funds' Net Asset Value per share will be calculated daily and the NAV and portfolio holdings will be made available to all market participants at the same time.

☐ Please provide underlying index constituent data including CUSIP/ISIN/SEDOL and respective weight (sum total must equal 100%) in excel format.

**Managed Fund Shares Representations**

☐ Check here if the Company affirms that, to the extent that the investment adviser: (i) is currently affiliated with a broker-dealer, the investment advisor will erect and maintain a fire wall with respect to its relevant personnel and such broker-dealer regarding access to information concerning the composition and/or changes to the portfolio; and (ii) becomes affiliated with a broker-dealer, the investment adviser will erect and maintain a fire wall with respect to its relevant personnel or broker-dealer affiliate regarding access to information concerning the composition and/or changes to the portfolio.

☐ Check here if the Company affirms that any personnel who make decisions on the fund's portfolio composition are subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable portfolio.

☐ Check here if the Company affirms that, upon listing, the Funds' Net Asset Value per share will be calculated daily and the NAV and Disclosed Portfolio, including all applicable information as required under Rule 14.11(i)(3)(B), will be made available to all market participants at the same time.

☐ Please provide a sample portfolio including CUSIP/ISIN/SEDOL, number of units for each component (if applicable), and respective weight (sum total must equal 100%) in excel format.

**Initial Shares Outstanding**

☐ Check here if the Fund will have a minimum of 100,000 shares at start-up of trading.

| AFFIRMATION | |
|---|---|
| <br><br>(Name of Individual) | <br><br>(Title) |
| <br><br>(Company Name) | |
| hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes. | |
| <br><br>(Signature of Company Officer) | <br><br>(Date) |

**Securities Exchange Act of 1934 Exemptive Relief**

| Indicate the No-Action Letter below Issuer will rely upon to achieve no-action/exemptive relief necessary to operate as a listed ETP of its type: |
| --- |
| |

The following is a list of commonly cited no action/exemptive relief letters issued by the SEC's Division of Trading and Markets under the Securities Exchange Act of 1934. This list is provided for the convenience of the issuer and is not intended to suggest that the issuer is necessarily entitled to rely on any such referenced letter(s):

### Letters for Exchange Traded Funds

- Letter dated November 21, 2005 (Section 11(d) and Extension of Class Relief)
- Letter dated October 24, 2006 (Class Relief Letter for ETFs)
- Letter dated April 9, 2007 (Class Relief Letter for Fixed Income ETFs)
- Letter dated June 27, 2007 (Combination ETFs)
- Revised Staff Legal Bulletin No. 9 (September 10, 2010)(for Actively Managed ETFs)
- Letter dated May 9, 2008 or Letter dated June 16, 2011 (regarding Section 11(d) for Actively Managed ETFs)(one but not both may be cited)

### Letters for Other Security Types

- Letter dated June 21, 2006 (CurrencyShares; Commodity-Based Investment Vehicles)
- Letter dated January 19, 2006 (DB Commodity Index Tracking Fund)

If additional exemptive relief letters will be relied upon, please indicate the dates that those letters were or will be issued.

***All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on Cboe BZX Exchange,Inc.***

**Exchange Listing Agreement**

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current Companies changing their name.



| COMPANY NAME |
|---|
|  |

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, and pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company certifies that, no officer, board member or investment advisor has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

**Exchange Warranties; Disclaimers of Warranties**

6. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

**Limitation of Liability**

7. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

    a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

    b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

8. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

9. For goods and services provided under a separate written agreement, the limitation of liability provisions in that

agreement shall govern any claims relating to or arising from the provision of those goods and services.

10. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

11. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

12. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

| AUTHORIZATION BY CORPORATE OFFICER<br>As an officer of the Company, I am authorized to execute this agreement on the Company's behalf. | |
|---|---|
| Signature: | Date: |
| Name: | Title: |

CORPORATE SEAL
  (Optional)

**Note: Companies changing their name must also concurrently submit the *Notification: Change in Company Record.***

# Cboe BZX Exchange, Inc.
# Mark Authorization Form

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities. Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page. If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

**Submission-Please check appropriate box:**

☐   Licensor Marks at time of application              ☐   Updated Licensor Marks

| | |
|---|---|
| Licensor Name: | |
| Company Name: | |
| Mark/Trade Name and Registration Number (if registered): | |
| Authorized Marks Release Contact Name and Title: | |
| Address: | |
| City, State, Zip: | |
| Phone: | Fax: |
| Email: | Website: |
| Artwork/Graphics Contact Name and Title: | |
| Phone: | Email: |

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1.  To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks.  The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks.  Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

| AUTHORIZED LICENSOR SIGNATURE | |
|---|---|
| Signature: | Date: |

| AUTHORIZED COMPANY SIGNATURE | |
|---|---|
| Signature: | Date: |

# Cboe BZX Exchange, Inc.
## Artwork Requirements

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

**GUIDELINES FOR ARTWORK**

1.  Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2.  Three versions of the company logos or marks are required (or six if both horizontal and vertical aspect versions are available):

    - 1 version in color
    - 1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
    - 1 version in grayscale (for black and white print ads).

3.  All fonts must be converted to outlines.

4.  All required registered marks, trademarks and service marks should be part of the artwork.

5.  No low-resolution flattened artwork in the following applications will be accepted:  Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

**SUBMITTING ARTWORK**

**Submit the completed and signed Authorization Form and all artwork and materials to *listingapp@cboe.com*.**

# Cboe BZX Exchange, Inc.
## Issuer Description

This form should be completed at the time of application for listing or to update a previously provided description.

**Please check appropriate box:**

- ☐ Issuer description at time of application
- ☐ Updated issuer description

# Cboe BZX Exchange, Inc.
## Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as "the Exchange," on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

| Please sign and date below: | |
|---|---|
| I, <br><br>(Name of Individual) | as <br><br>(Title) |
| of <br>(Corporation or Trust Name) | |



# Cboe BZX Exchange, Inc. Listing Application and Related Forms: Exchange Traded Products-New Series or Fund of a Cboe BZX Exchange, Inc. Listed Issuer

To list an "exchange traded product" or "ETP" on Cboe BZX Exchange, Inc. that is a New Series or Fund of an issuer with securities currently listed on Cboe BZX Exchange, Inc., a company must complete and submit all materials set forth below on the Listing Checklist to *listingapp@cboe.com* .

| LISTING CHECKLIST<br>The following documentation is required to be submitted prior to launch: |
| --- |
| **Due 10 days prior to launch:** |
| Completed and Executed Listing Application: |
| Representation Affirmation |
| Exemptive Relief Letter |
| Fund Information Spreadsheet |
| Underlying Index Constituent Data (please include "as of" date)<br>or Proposed Portfolio Data (if listing under Rule 14.11(i)) |
| Board Resolution authorizing listing on Cboe BZX Exchange, Inc. |
| Index Methodology (N/A for actively managed funds) |
| Certificate of Good Standing dated within 90 days of launch |
| Firewall Letter (if applicable) |
| **Due 5 days prior to launch:** |
| LMM Finalization |
| **Due 4 p.m. ET 3 days prior to launch date** *(delays in adherence to this timeline will cause postponement of launch):* |
| Form N-1A (Final Effective Registration Statement) |
| Form 8-A (Registration of Securities) |

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application.

The Exchange may request additional documentation in addition to what is listed in the Listing Checklist. If you have questions on completing the Listing Application and related forms, you may direct them to *listingapp@cboe.com* or by telephone at 913-815-7101.  **Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.**

**GENERAL LISTING INFORMATION**

| GENERAL IFORMATION | |
|---|---|
| Corporation/Trust Name (the "Company"): | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |
| State of Incorporation/Date of Incorporation: | |
| ☐    Foreign Private Issuer | |
| SEC File Number: | |

| BILLING INFORMATION<br>Please provide contact information for purposes of billing for ETP Listings | |
|---|---|
| Firm Name: | |
| Billing Mailing Address: | |
| City, State, Zip: | |
| Billing Phone: | Billing Email Address: |
| Billing Contact(s): | Billing Contact Email Address (if different than email provided above): |

| APPLICATION PRIMARY CONTACT<br>Please provide a primary contact for the purposes of processing this Listing Application. | |
|---|---|
| Firm Name: | |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Email: |

| SECURITY INFORMATION | |
|---|---|
| Name of Security: | |
| Ticker Symbol(s): | |
| Description: | |

| | |
|---|---|
| Initial Listing | |
| Listing Transfer   Current listing market: _____   Current ticker symbol: _____ | |
| Other (please specify): | |
| Rule Filing Number (if applicable): | |
| Expected effective date of registration statement: | |
| Expected date of initial trading on the Exchange (launch date): | |
| Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading? | |
| Yes        No | |

## ADDITIONAL INFORMATION AND DOCUMENTATION

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

***Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.***

### Regulatory Proceedings/Litigation

☐   Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a)   that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b)   in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c)   in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐   Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

   a)   that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

   b)   in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

**Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements**

☐   Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

**Direct Registration Program (Rule 14.7)**

☐   Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, *or* the security is issued in book entry form only and is exempt from this requirement.

**Board Resolutions Authorizing Issuance and Listing**

☐   Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

**Continued Listing Standards Representation**

☐   Check here if the Company affirms that it will advise the Exchange of any failure by the Fund or Funds to comply with the continued listing requirements applicable under Rule 14.11(c) (for Index Fund Shares) or 14.11(i) (for Managed Fund Shares) or, where the Fund or Funds are listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by the Fund or Funds to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the index composition, the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of index, reference asset, and intraday indicative values (as applicable), or the applicability of Exchange listing rules specified in the filing.

**Index Fund Shares Representations**

☐ Check here if the Company affirms that any internal advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if an unaffiliated third party acts as the index provider for the fund(s) (the "Index Provider").

Please note that, to the extent that any unaffiliated third party acts as the Index Provider for the fund(s), the Company must attach a separate representation letter in which each Index Provider represents that any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, implements and maintains, or is subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if the Company affirms that, upon listing, the Funds' Net Asset Value per share will be calculated daily and the NAV and portfolio holdings will be made available to all market participants at the same time.

☐ Please provide underlying index constituent data including CUSIP/ISIN/SEDOL and respective weight (sum total must equal 100%) in excel format.

**Managed Fund Shares Representations**

☐ Check here if the Company affirms that, to the extent that the investment adviser: (i) is currently affiliated with a broker-dealer, the investment advisor will erect and maintain a fire wall with respect to its relevant personnel and such broker-dealer regarding access to information concerning the composition and/or changes to the portfolio; and (ii) becomes affiliated with a broker-dealer, the investment adviser will erect and maintain a fire wall with respect to its relevant personnel or broker-dealer affiliate regarding access to information concerning the composition and/or changes to the portfolio.

☐ Check here if the Company affirms that any personnel who make decisions on the fund's portfolio composition are subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable portfolio.

☐ Check here if the Company affirms that, upon listing, the Funds' Net Asset Value per share will be calculated daily and the NAV and Disclosed Portfolio, including all applicable information as required under Rule 14.11(i)(3)(B), will be made available to all market participants at the same time.

☐ Please provide a sample portfolio including CUSIP/ISIN/SEDOL, number of units for each component (if applicable), and respective weight (sum total must equal 100%) in excel format.

**Initial Shares Outstanding**

☐ Check here if the Fund will have a minimum of 100,000 shares at start-up of trading.

| AFFIRMATION | |
|---|---|
| I, <br><br> (Name of Individual) | as <br><br> (Title) |
| of <br><br> (Company Name) | |
| hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes. | |
| <br><br> (Signature of Company Officer) | <br><br> (Date) |

**Securities Exchange Act of 1934 Exemptive Relief**

| Indicate method by which Issuer will achieve no-action/exemptive relief necessary to operate as a listed Exchange Traded Product of its type: |
|---|
|  |

The following is a list of commonly cited no action/exemptive relief letters issued by the SEC's Division of Trading and Markets under the Securities Exchange Act of 1934. This list is provided for the convenience of the issuer and is not intended to suggest that the issuer is necessarily entitled to rely on any such referenced letter(s):

**Letters for Exchange Traded Funds**

A. Exchange Traded Funds
- Letter dated November 21, 2005 (Section 11(d) and Extension of Class Relief)
- Letter dated October 24, 2006 (Class Relief Letter for ETFs)
- Letter dated April 9, 2007 (Class Relief Letter for Fixed Income ETFs)
- Letter dated June 27, 2007 (Combination ETFs)
- Revised Staff Legal Bulletin No. 9 (September 10, 2010)(for Actively Managed ETFs)
- Letter dated May 9, 2008 or Letter dated June 16, 2011 (regarding Section 11(d) for Actively Managed ETFs)(one but not both may be cited)

**Letters for Other Security Types**

B. Other Security Types
- Letter dated June 21, 2006 (CurrencyShares; Commodity-Based Investment Vehicles)
- Letter dated January 19, 2006 (DB Commodity Index Tracking Fund)

If additional exemptive relief letters will be relied upon, please indicate the dates that those letters were or will be issued.

***All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on Cboe BZX Exchange, Inc.***



# Cboe BZX Exchange, Inc.
# Listing Application and Related Forms: Exchange Traded Notes

To list an "exchange traded product" or "ETP" on Cboe BZX Exchange, Inc. a company must complete and submit all materials set forth below on the Listing Checklist to *listingapp@cboe.com* .

| LISTING CHECKLIST |
|---|
| **The following items are required for approval of listing:** |
| **Due 10 days prior to launch** |
| Completed and Executed Listing Application |
| Corporate Governance Certification |
| Representation Affirmation |
| Exchange Listing Agreement |
| Company Logo Authorization Form |
| Shareholder Data Release Consent |
| Additional Information Spreadsheet |
| Constituent Data Received and Tested Compliant |
| Authorization of listing on Cboe BZX Exchange, Inc. |
| Index Methodology |
| Formation Documents (Bylaws and Articles of Incorporation) |
| Certificate of Good Standing dated within last 90 days |
| Firewall Letter |
| Copy of or link to Shelf Registration |
| Copy of or link to Notice of Effectiveness |
| Copy of draft Prospectus Supplement |
| **Due 5 day prior to launch** |
| Finalization of LMM (if desired) |
| Copy of updated draft of Prospectus Supplement |
| **Due 24 hours prior to launch** |
| Edgar link to finalized Prospectus Supplement |
| Edgar link to finalized Form 8-A |

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may, however, be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary.

The Exchange may request applicants to submit documentation in addition to what is listed in the Listing Checklist. If you have questions on completing the Listing Application and related forms, you may direct them to the Listing Qualifications Department via email at *listingapp@cboe.com*  or by telephone at 913-815-7101. **Each reference herein to a "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.**

| Internal Use Only | |
|---|---|
| Checklist Completed By: | |
| Approved By: | |
| Date: | |

**GENERAL LISTING INFORMATION**

| GENERAL CORPORATE INFORMATION | |
|---|---|
| Corporation Name (the "Company"): | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |
| State and Date of Incorporation: | |
| ☐   Foreign Private Issuer | |
| SEC File Number: | |
| Standard Industrial Classification (SIC) Code: | |
| Central Index Key Number (CIK): | |
| ASSET MANAGER INFORMATION<br><br>Please list the name and full title of the individual to be designated as the Asset Manager. Attach a separate sheet if the contact information for the individual differs from the information provided above. | |
| Asset Manager: | |
| TRANSFER AGENT CONTACT INFORMATION<br>The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act. | |
| Company Name/Contact Person: | |
| Address: | |
| City, State, Zip: | |
| Phone: | Email: |
| ISSUER INFORMATION | |
| Firm Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |

| ISSUER CONTACTS | |
|---|---|
| Please attach a separate sheet if the contact information for a designated person differs from the Issuer Information provided above. | |
| Primary ETN Contact: | Email: |
| Chief Financial Officer: | Email: |
| General Counsel: | Email: |
| Billing Contact: | Email: |
| Product Manager | Email: |

| DISTRIBUTOR CONTACT<br>Please provide the following information regarding the Distributor. | |
|---|---|
| Firm Name: | |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |

| ETP ADMINISTRATOR CONTACT<br>Please provide the following information regarding the ETP Administrator. | |
|---|---|
| Firm Name: | |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |

| BILLING INFORMATION<br>Please provide contact information for purposes of billing for ETP Listings | |
|---|---|
| Firm Name: | |
| Billing Mailing Address: | |
| City, State, Zip: | |

| Billing Phone: | Billing Email Address: |
|---|---|
| Billing Contact(s): | Billing Contact Email Address (if different than email provided above): |

| APPLICATION PRIMARY CONTACT<br>Please provide a primary contact for the purposes of processing this Listing Application. | |
|---|---|
| Firm Name: | |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |

**SECURITY INFORMATION**

| SECURITY INFORMATION |
|---|
| Name: |
| Ticker Symbol(s): |
| Description: |
| Initial Listing<br><br>Listing Transfer    Current listing market:                    Current ticker symbol: _____<br><br>Other (please specify): |
| Rule Filing Number (if applicable): |

| | |
|---|---|
| Expected effective date of Final Prospectus: | |
| Expected date of initial trading on the Exchange (launch date): | |
| Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading? | |
| Yes          No | |

**Index Component Data**

☐  Provide CUSIP/ISIN/SEDOL and respective weightings information of underlying index or reference asset as applicable (sum total must equal 100%) in excel format.

  \* Exchange may require updated data if submitted more than 15 business days prior to launch

**Indicative Value Prices**

| Intraday and Closing Indicative Values (as applicable) dissemination contracted with: |
|---|
| |

# Cboe BZX Exchange, Inc.
## Corporate Governance Certification Form

| COMPANY INFORMATION |
|---|
| Company Name:                                                      (the "Company") |
| Symbol: |

**Upon the Company's listing on the Exchange, the Company must comply with the Exchange's requirements relating to Board Composition, Executive Sessions, Audit Committee, Compensation of Officers, Director Nomination Process, Code of Conduct, Quorum, Review of Related Party Transactions and Direct Registration of Company's Securities. By completing this form, you are certifying your Company's compliance with, or exemption from, these requirements.**

**In addition, the Cboe BZX Exchange, Inc. Rules include certain disclosure and notification requirements relating to the use of exemptions and phase-in schedules that are not outlined in this certification. Each Company is responsible for ensuring compliance with such requirements.**

**Also note that a Company that is a Smaller Reporting Company[1], Controlled Company[2], or a Foreign Private Issuer[3] may need to submit a new certification if that status changes.**

1. **<u>Independent Directors-Rule 14.10(c)(2)(A)</u>**

☐ I hereby certify that the Company's board of directors is comprised of a majority of independent directors as required by Rule 14.10(c)(2)(A). If the Company is currently exempt from this requirement, check the appropriate box below:

    ☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certification above will be effective as of the end of the phase-in period.

    ☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

    ☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the independent director requirement of Rule 14.10(c)(2)(A) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

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[1] As defined in SEC Rule 12b-2.
[2] A "Controlled Company" is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.
[3] As defined in SEC Rule 3b-4(c)

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement.  If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement.  Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

2. **Independent Directors-Rule 14.10(c)(2)(B)**

☐ I hereby certify that the Company will have the regularly scheduled meetings at which only independent directors are present ("executive sessions"), as required by Rule 14.10(c)(2)(B).  If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**:  Check here if the Company is following home-country practices in lieu of this requirement.  The Company must disclose in its annual reports filed with the SEC that it does not comply with the executive session requirement of Rule 14.10(c)(2)(B) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement.  If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement.  Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is

utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

**3.**     <u>**Audit Committee Charter-Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04**</u>

☐   I hereby certify that the Company has adopted a formal written audit committee charter specifying the items enumerated in Rule 14.10(c)(3)(A), and that the audit committee will review and assess the adequacy of the charter on an annual basis. Please provide a copy of the charter and note the date of its adoption. If the Company is currently exempt from this requirement, check the appropriate box below:

☐   **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. A company checking this box must still have an audit committee that satisfies Rule 14.10(c)(3)(C) and must ensure that such audit committee members meet the independence requirement in Rule 14.10(c)(2). The Company must disclose in its annual reports filed with the SEC that it does not comply with the audit committee charter requirement of Rule 14.10(c)(3)(A) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐   **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐   **For Index Fund Shares[4] and Managed Fund Shares**[5]: Check here if the Company is a management investment fund registered under the Investment Company Act of 1940, as amended, that is also an Index Fund Shares or Managed Fund Shares, and is utilizing the exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement. Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

**4.**     <u>**Audit Committee Composition-Rule 14.10(c)(3)(B)**</u>

☐   I hereby certify that the Company has, and will continue to have, an audit committee of at least three members, comprised solely of directors each of whom: (a) meets the Exchange's definition of independence contained in Rule 14.10(c)(1)(B); (b) meets the requirements of SEC Rule 10A-3(b)(1); (c) has not participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and (d) is able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement, as required by Rule 14.10(c)(3)(B)(i)(d).

In addition, I hereby certify that the Company has, and will continue to have, at least one member of the audit committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

| LIST MEMBER(S): |
|---|
|  |

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[4] As defined in Rule 14.11(c).
[5] As defined in Rule 14.11(i).

If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of all independent directors, except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member[4] of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the audit committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. A company checking this box must still have an audit committee that satisfies Rule 14.10(c)(3)(C) and must ensure that such audit committee members meet the independence requirement in Rule 14.10(c)(2). The Company must disclose in its annual reports filed with the SEC that it does not comply with the audit committee composition requirements of Rule 14.10 (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirements.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Index Fund Shares and Managed Fund Shares**: Check here if the Company is a management investment fund registered under the Investment Company Act of 1940, as amended, that is also an Index Fund Shares or Managed Fund Shares, and is utilizing the exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement. Note, Index Fund Shares and Managed Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

5. <u>**Independent Director Oversight of Executive Officer Compensation-Rule 14.10(c)(4)**</u>

☐ I hereby certify that the Company complies with Rule 14.10(c)(4), which requires independent director involvement in the determination of executive compensation. In addition, in affirmatively determining the independence of any director who will serve on the compensation committee, or who is otherwise permitted to determine the compensation of executive officers of the Company, the board of directors has considered, and will continue to consider, all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director's ability to be independent from management in connection with the duties of such director, including but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the Company to such director; and (ii) whether such director is affiliated with the Company, a subsidiary of the Company, or an affiliate of a subsidiary of the Company.

Check the appropriate box below:

☐ The Company complies with this requirement by having a compensation committee comprised solely of independent directors.

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[4] As defined in Rule 14.10(c)(1)(B).

☐ The Company complies with this requirement by submitting such matters for approval or recommendation by a majority of the independent directors in a vote in which only independent directors participate.

☐ **For Smaller Reporting Companies**: Check here if the Company is a Smaller Reporting Company and each director responsible for determining the compensation of executive officers of the Company is independent under Rule 14.10(c)(1)(B).

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of at least three directors, all of whom are independent except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the compensation committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is check, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**:  Check here if the Company is utilizing the "Controlled Company" exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. A company relying upon this exemption must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**:  Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the independent director oversight of executive compensation requirement of Rule 14.10(c)(4) (as well as each other requirement of Exchange listing rules that is does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is

utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

6. **Director Nominations-Rule 14.10(c)(5)(A)**

☐ I hereby certify that the Company complies with Rule 14.10(c)(5)(A), which requires independent director oversight of director nominations.

Check the appropriate box below:

☐ The Company complies with this requirement by having a nominations committee comprised solely of independent directors.

☐ The Company complies with this requirement by having director nominees selected or recommended by a majority of its independent directors in a vote in which only independent directors participate.

☐ **For Companies with Exception and Limited Circumstances**: Check here if the Company will comply with this requirement by having a committee comprised of at least three directors, all of whom are independent except for one director, who meets the criteria set forth in Section 10A(m)(3) of the 1934 Act and is not a current officer or employee or a Family Member of such officer or employee, where the board, under exception and limited circumstances, has determined that such director's membership on the nominations committee is in the best interests of the Company and its shareholders.

☐ **For Initial Public Offerings, Companies Emerging From Bankruptcy and Transfers From Other Markets**: Check here if the Company is utilizing the phase-in provisions pursuant to Rule 14.10(e)(2) to satisfy this requirement. If this box is checked, the certifications above will be effective as of the end of the phase-in period.

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. If relying upon this exemption, the Company must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the director nominations requirement of Rule 14.10(c)(5)(A) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Companies with Pre-Existing Agreements**: Check here if the Company is subject to a binding obligation that was in effect prior to August 30, 2011 that requires a director nomination structure inconsistent with Rule 14.10(c)(5). Pursuant to Rule 14.10(c)(5)(E), the Company is not required to comply with the nomination requirements.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

7. <u>**Nominations Committee Charter or Board Resolution-Rule 14.10(c)(5)(B)**</u>

☐ I hereby certify that the Company has adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws, as required by Rule 14.10(c)(5)(B). Please provide a copy of the charter or board resolution and note the date of adoption. If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Controlled Companies**: Check here if the Company is utilizing the Controlled Company exemption pursuant to Rule 14.10(e)(3)(B) to satisfy this requirement. If relying upon this exemption, the Company must disclose in its annual meeting proxy statement (or, if the Company does not file a proxy, in its Form 10-K or 20-F) that it is a Controlled Company and the basis for that determination. In the event the Company ceases to be a Controlled Company, a new certification will be required.

☐ **For Foreign Private Issuers**: Check here if the Company is following home-country practices in lieu of this requirement. The Company must disclose in its annual reports filed with the SEC that it does not comply with the nominations committee charter/board resolution requirement of Rule 14.10(c)(5)(B) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Companies with Pre-Existing Agreements**: Check here if the Company is subject to a binding obligation that was in effect prior to August 30, 2011 that requires a director nomination structure inconsistent with Rule 14.10(c)(5). Pursuant to Rule 14.10(c)(5)(E), the Company is not required to comply with the nomination requirements.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement. If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Cooperatives**: Check here if the Company is a cooperative that is structured to comply with relevant state law and federal tax law and does not have a publicly traded class of common stock, relying on the cooperative exemption pursuant to Rule 14.10(e)(1)(B) to satisfy this requirement. Cooperatives must comply with all

federal securities laws, including without limitation those rules required by Section 10A(m) of the 1934 Act and Rule 10A-3 thereunder.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

8.     **Code of Conduct-Rule 14.10(d)**

☐ I hereby certify that the Company has adopted one or more codes of conduct applicable to all directors, officers and employees, and that such codes are publicly available, as required by Rule 14.10(d), and that such codes satisfy the requirements of Rule 14.10(d).  If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers**:  Check here if the Company is following home-country practices in lieu of this requirement.  The Company must disclose in its annual reports filed with the SEC that it does not comply with the code of conduct requirement of Rule 14.10(d) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Asset-backed Issuers and Other Passive Issuers**: Check here if the Company is utilizing the Asset-backed Issuer / Passive Issuer exemption pursuant to Rule 14.10(e)(1)(A) to satisfy this requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(e)(1)(D) to satisfy this requirement.  If relying on this exemption, the Company must also submit to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

☐ **For Management Investment Companies**: Check here if the Company is a management investment company or business development company registered under the Investment Company Act of 1940, as amended, and is utilizing the management investment company exemption pursuant to Rule 14.10(e)(1)(E) to satisfy this requirement.

9.     **Quorum-Rule 14.10(f)(3)**

☐ I hereby certify that the Company's by-laws provide for a quorum of at least 33 1/3 percent of the outstanding shares of the Company's common voting stock, as required by Rule 14.10(f)(3).  If the Company is currently exempt from this requirement, check the box below:

☐ **For Foreign Private Issuers**:  Check here if the Company is following home-country practices in lieu of this requirement.  The Company must disclose in its annual reports filed with the SEC that it does not comply with the quorum requirement of Rule 14.10(f)(3) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

10.     **Related Party Transactions-Rule 14.10(h)(1)**

☐ I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1).  The term "related party transaction" refers

to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).  If the Company is currently exempt from this requirement, check the appropriate box below:

☐ **For Foreign Private Issuers:** Check here if the Company is following home-country practices in lieu of this requirement.  The Company must disclose in its annual reports filed with the SEC that it does not comply with the related party transactions requirement of Rule 14.10(h)(1) (as well as each other requirement of Exchange listing rules that it does not follow) and describe the home-country practice followed by the Company in lieu of such requirement.

☐ **For Limited Partnerships**: Check here if the Company is utilizing the limited partnership exemption pursuant to Rule 14.10(h)(1) to satisfy this requirement, in which case the Company must certify that it complies with the requirements of Rule 14.10(e)(1)(D) by submitting to the Exchange a "Limited Partnership Governance Certification Form," which is available on the Exchange's website at http://markets.cboe.com/.

**11.     DRS Eligibility-Rule 14.7**

☐ I hereby certify that the Company's securities are eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the 1934 Act, as required by Rule 14.7.  If the Company is currently exempt from this requirement, check the box below:

☐ **For Companies Whose Securities are Book Entry**: Check here if the Company is exempt from this requirement because the Company's securities are book entry only.

| AUTHORIZATION BY CORPORATE OFFICER |
| --- |
| I am a duly authorized officer of the Company.  To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date.  I will promptly notify the Exchange of any material changes to the information provided herein. |
| Signature: |
| Print Name: |
| Title: |
| Company Name: |
| Telephone: |
| Email: |
| Date: |

**ADDITIONAL INFORMATION AND DOCUMENTATION**

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

*Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.*

**Regulatory Proceedings/Litigation**

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

    a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

    b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

    c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

    a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

    b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

**Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements**

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

**Net Worth Representation (Rule 14.11(d)(2)(E))**

☐ Check here if the Company has a minimum tangible net worth in excess of $250,000,000 and exceeds by at least 20%, the earnings requirements (set forth in paragraph 14.8(a)(b)(2) of the Rules of Cboe BZX Exchange, Inc. In the alternative, the Company has (i) a minimum tangible net worth of $150,000,000 and exceeds by at least 20% the earnings requirement set forth in paragraph 14.8(a)(b)(2) of the Rules of Cboe BZX Exchange, Inc., and (ii) has not issued securities where the original issue price of all the Company's other index-linked note offerings (combined with index-linked note offerings of the Company's affiliates) listed on a national securities exchange exceeds 25% of the Company's net worth.

**Direct Registration Program (Rule 14.7)**

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, or the security is issued in book entry form only and is exempt from this requirement.

**Resolution Authorizing Issuance and Listing**

☐ Check here if the Company has included with this application a resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

**Index Provider Representation (if applicable)**

☐ Check here if the Company affirms that the index is maintained by a broker-dealer.

☐ Check here if the Company affirms that the broker-dealer that maintains the index has erected a "firewall" around the personnel who have access to information concerning changes and adjustments to the index and the index shall be calculated by a third party who is not a broker-dealer.

**Daily Fund Calculation Representation**

☐ Check here if the Company affirms that, upon listing, the current value of the index or the reference asset, as applicable, will be widely disseminated at least every 15 seconds during the Exchange's regular market session.

☐ Check here if the Company affirms that the current value of the index or the reference asset, as applicable, is not required to be disseminated at least every 15 seconds as provided in Exchange Rule 14.11(d)(2)(G)(ii) or (iii).

**Non-Convertible Debt**

☐ Check here if the Company affirms that the issue is non-convertible debt of the Company.

**Redeemable Issue**

☐ Check here if the Company affirms that the issue is redeemable at the option of holders thereof on at least a weekly basis.

**Aggregate Market Value**

☐ Check here if the Company affirms that the principal amount outstanding of the security will be at least $4,000,000 on the first day of trading.

| REPRESENTATION AFFIRMATION | |
|---|---|
| (Name of Individual) | (Title) |
| (Company Name) | |
| hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes. | |
| (Signature of Company Officer) | (Date) |

**Securities Exchange Act of 1934 Exemptive Relief**

| Indicate the letter below Issuer will rely upon to achieve no-action/exemptive relief necessary to operate as a listed ETN of its type: |
|---|
| |

The following is a list of commonly cited no action/exemptive relief letters issued by the SEC's Division of Trading and Markets under the Securities Exchange Act of 1934. This list is provided for the convenience of the issuer and is not intended to suggest that the issuer is necessarily entitled to rely on any such referenced letter(s):

A.  Exchange Traded Notes
- Letter dated May 30, 2006 (iPath ETNs)
- Letter dated July 27, 2006 (iPath ETNs)
- Letter dated October 12, 2007 (Deutsche Bank AG ETNs)

B.  Other Security Types
- Letter dated June 21, 2006 (CurrencyShares; Commodity-Based Investment Vehicles)
- Letter dated January 19, 2006 (DB Commodity Index Tracking Fund)

If additional exemptive relief letters will be relied upon, please indicate the dates that those letters were or will be issued.

***All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on Cboe BZX Exchange, Inc.***

**Exchange Listing Agreement**

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current Companies changing their name.



("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1.  Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, and pay all applicable listing fees when due.

2.  Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3.  Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4.  Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5.  Company certifies that, no officer, board member or investment advisor has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

**Exchange Warranties; Disclaimers of Warranties**

6.  For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

**Limitation of Liability**

10. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

    a)  for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

    b)  in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

11. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

12. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

13. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

14. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

15. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

| AUTHORIZATION BY CORPORATE OFFICER<br>As an officer of the Company, I am authorized to execute this agreement on the Company's behalf. | |
|---|---|
| Signature: | Date: |
| Name: | Title: |

CORPORATE SEAL
    (Optional)

**Note:  Issuers changing their name must also concurrently submit the *Notification: Change in Company Record*.**

# Cboe BZX Exchange, Inc.
# Mark Authorization Form

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities.  Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page.  If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

**Submission-Please check appropriate box:**

☐   Licensor Marks at time of application          ☐   Updated Licensor Marks

| | |
|---|---|
| Licensor Name: | |
| Company Name: | |
| Mark/Trade Name and Registration Number (if registered): | |
| Authorized Marks Release Contact Name and Title: | |
| Address: | |
| City, State, Zip: | |
| Phone: | Fax: |
| Email: | Website: |
| Artwork/Graphics Contact Name and Title: | |
| Phone: | Email: |

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1.  To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks. The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks. Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

| AUTHORIZED LICENSOR SIGNATURE | |
|---|---|
| Signature: | Date: |

| AUTHORIZED COMPANY SIGNATURE | |
|---|---|
| Signature: | Date: |

# Cboe BZX Exchange, Inc.
## Artwork Requirements

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

**GUIDELINES FOR ARTWORK**

1.  Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2.  Three versions of the company logo or mark are required (or six if both horizontal and vertical aspect versions are available):

    *   1 version in color
    *   1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
    *   1 version in grayscale (for black and white print ads).

3.  All fonts must be converted to outlines.

4.  All required registered marks, trademarks and service marks should be part of the logo artwork.

5.  No low-resolution flattened artwork in the following applications will be accepted:  Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

**SUBMITTING ARTWORK**

**Submit the completed and signed Authorization Form and all artwork and materials to *listingapp@cboe.com*.**

# Cboe BZX Exchange, Inc.
## Issuer Description

This form should be completed at the time of application for listing or to update a previously provided description.

**Please check appropriate box:**

☐    Issuer description at time of application

☐    Updated issuer description

# Cboe BZX Exchange, Inc.
## Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as "the Exchange," on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

| Please sign and date below: | |
|---|---|
| I,<br><br>(Name of Individual) | as<br><br>(Title) |
| of<br>(Corporation Name) | |



# Cboe BZX Exchange, Inc.
# Listing Application and Related Forms: Exchange Traded Notes

To list an "exchange traded product" or "ETP" on Cboe BZX Exchange, Inc. a company must complete and submit all materials set forth below on the Listing Checklist to *listingapp@cboe.com* .

| LISTING CHECKLIST |
|---|
| **The following items are required for approval of listing:** |
| **Due 10 days prior to launch** |
| Completed and Executed Listing Application |
| Representation Affirmation |
| Additional Information Spreadsheet |
| Constituent Data Received and Tested Compliant |
| Authorization of listing on Cboe BZX Exchange, Inc. |
| Index Methodology |
| Certificate of Good Standing dated within last 90 days |
| Firewall Letter |
| Copy of draft Prospectus Supplement |
| **Due 5 day prior to launch** |
| Finalization of LMM (if desired) |
| Copy of updated draft of Prospectus Supplement |
| **Due 24 hours prior to launch** |
| Edgar link to finalized Prospectus Supplement |
| Edgar link to finalized Form 8-A |

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may, however, be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary.

The Exchange may request applicants to submit documentation in addition to what is listed in the Listing Checklist. If you have questions on completing the Listing Application and related forms, you may direct them to the Listing Qualifications Department via email at *listingapp@cboe.com*  or by telephone at 913-815-7101. **Each reference herein to a "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.**

**GENERAL LISTING INFORMATION**

| GENERAL CORPORATE INFORMATION | |
|---|---|
| Corporation Name (the "Company"): | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |
| State and Date of Incorporation: | |
| ☐  Foreign Private Issuer | |
| SEC File Number: | |
| Standard Industrial Classification (SIC) Code: | |
| Central Index Key Number (CIK): | |
| **BILLING INFORMATION**<br>Please provide contact information for purposes of billing for ETP Listings | |
| Firm Name: | |
| Billing Mailing Address: | |
| City, State, Zip: | |
| Billing Phone: | Billing Email Address: |
| Billing Contact(s): | Billing Contact Email Address (if different than email provided above): |
| **APPLICATION PRIMARY CONTACT**<br>Please provide a primary contact for the purposes of processing this Listing Application. | |
| Firm Name: | |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Email Address: |

**SECURITY INFORMATION**

| SECURITY INFORMATION | |
|---|---|
| Name: | |
| Ticker Symbol(s): | |
| Description: | |
| Initial Listing | |
| Listing Transfer   Current listing market: | Current ticker symbol: _____ |
| Other (please specify): | |
| Rule Filing Number (if applicable): | |
| Expected effective date of Final Prospectus: | |
| Expected date of initial trading on the Exchange (launch date): | |
| Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading? | |
| Yes        No | |

## Index Component Data

☐ Provide CUSIP/ISIN/SEDOL and respective weightings information of underlying index or reference asset as applicable (sum total must equal 100%) in excel format.

* Exchange may require updated data if submitted more than 15 business days prior to launch

## Indicative Value Prices

| Intraday and Closing Indicative Values (as applicable) dissemination contracted with: |
|---|
| |

**ADDITIONAL INFORMATION AND DOCUMENTATION**

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

***Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.***

**Regulatory Proceedings/Litigation**

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

   a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

   b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

   c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

   a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

   b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

**Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements**

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

**Net Worth Representation (Rule 14.11(d)(2)(E))**

☐ Check here if the Company has a minimum tangible net worth in excess of $250,000,000 and exceeds by at least 20%, the earnings requirements (set forth in paragraph 14.8(a)(b)(2) of the Rules of Cboe BZX Exchange, Inc. In the alternative, the Company has (i) a minimum tangible net worth of $150,000,000 and exceeds by at least 20% the earnings requirement set forth in paragraph 14.8(a)(b)(2) of the Rules of Cboe BZX Exchange, Inc., and (ii) has not issued securities where the original issue price of all the Company's other index-linked note offerings (combined with index-linked note offerings of the Company's affiliates) listed on a national securities exchange exceeds 25% of the Company's net worth.

**Direct Registration Program (Rule 14.7)**

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, or the security is issued in book entry form only and is exempt from this requirement.

**Resolution Authorizing Issuance and Listing**

☐ Check here if the Company has included with this application a resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Note.

**Index Provider Representation (if applicable)**

☐ Check here if the Company affirms that the index is maintained by a broker-dealer.

**Daily Calculation Representation**

   Check here if the Company affirms that, upon listing, the current value of the index or the reference asset, as applicable, will be widely disseminated at least every 15 seconds during the Exchange's regular market session.

☐ Check here if the Company affirms that the current value of the index or the reference asset, as applicable, is not required to be disseminated at least every 15 seconds as provided in Exchange Rule 14.11(d)(2)(G)(ii) or (iii).

**Non-Convertible Debt**

☐ Check here if the Company affirms that the issue is non-convertible debt of the Company.

**Redeemable Issue**

☐ Check here if the Company affirms that the issue is redeemable at the option of holders thereof on at least a basis.
weekly

**Aggregate Market Value or Principal Amount Outstanding**

☐ Check here if the Company affirms that the principal amount outstanding of the security will be at least $4,000,000 on the first day of trading.

| REPRESENTATION AFFIRMATION | |
|---|---|
| (Name of Individual) | (Title) |
| (Company Name) | |
| hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes. | |
| (Signature of Company Officer) | (Date) |

**Securities Exchange Act of 1934 Exemptive Relief**

| Indicate the letter below Issuer will rely upon to achieve no-action/exemptive relief necessary to operate as a listed ETN of its type: |
|---|
| |

The following is a list of commonly cited no action/exemptive relief letters issued by the SEC's Division of Trading and Markets under the Securities Exchange Act of 1934. This list is provided for the convenience of the issuer and is not intended to suggest that the issuer is necessarily entitled to rely on any such referenced letter(s):

    A.   Exchange Traded Notes
- Letter dated May 30, 2006 (iPath ETNs)
- Letter dated July 27, 2006 (iPath ETNs)
- Letter dated October 12, 2007 (Deutsche Bank AG ETNs)

    B.   Other Security Types
- Letter dated June 21, 2006 (CurrencyShares; Commodity-Based Investment Vehicles)
- Letter dated January 19, 2006 (DB Commodity Index Tracking Fund)

If additional exemptive relief letters will be relied upon, please indicate the dates that those letters were or will be issued.

***All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on Cboe BZX Exchange, Inc.***



## Cboe BZX Exchange, Inc. Listing Application and Related Forms: Managed Portfolio Shares

To list Managed Portfolio Shares on Cboe BZX Exchange, Inc. a company must complete and submit all materials set forth below on the Listing Checklist to *listingapp@cboe.com* .

| LISTING CHECKLIST<br>The following documentation is required to be submitted prior to launch: |
| --- |
| **Due 10 days prior to launch:** |
| Completed and Executed Listing Application including signatures on the following: |
| Corporate Governance Certification |
| Exemptive Relief Letter |
| Representation Affirmation |
| Exchange Listing Agreement |
| Mark Authorization Form |
| Shareholder Data Release Consent |
| Fund Information Spreadsheet |
| Sample Portfolio Data (For each component, the CUSIP, ISIN, or SEDOL and the percentage of the portfolio) |
| Board Resolution authorizing listing on Cboe BZX Exchange, Inc. |
| Mark(s) and Web Description |
| Trust Document |
| By-Laws |
| Certificate of Good Standing dated within 90 days of launch |
| **Due 5 days prior to launch:** |
| LMM Finalization |
| **Due 4 p.m. ET 3 days prior to launch date** *(delays in adherence to this timeline may cause postponement of launch):* |
| Form N-1A (Final *Effective* Registration Statement) |
| Form 8-A (Registration of Securities) |

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to *listingapp@cboe.com* or by telephone at 913-815-7101.  Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

**GENERAL LISTING INFORMATION**

| GENERAL CORPORATE/TRUST INFORMATION | |
|---|---|
| Corporation/Trust Name (the "Company"): | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |
| State of Incorporation/Date of Incorporation: | |
| ☐   Foreign Private Issuer | |
| SEC File Number: | |
| Standard Industrial Classification (SIC) Code: | |
| Central Index Key Number (CIK): | |

| FUND MANAGER/MANAGER TRUSTEE INFORMATION Please list the name and full title of the individual to be designated as the Fund Manager/Managing Trustee. Attach a separate sheet if the contact information for the individual differs from the Fund/Trust information provided above. |
|---|
| Fund Manager/Manager Trustee: |

| TRANSFER AGENT CONTACT INFORMATION The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act. | |
|---|---|
| Company Name/Contact Person: | |
| Address: | |
| City, State, Zip: | |
| Phone: | Email: |

| SPONSOR INFORMATION | |
|---|---|
| Firm Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |

| SPONSOR CONTACTS<br>Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above. | |
|---|---|
| Primary ETP Contact: | Email: |
| Chief Financial Officer: | Email: |
| General Counsel: | Email: |
| Billing Contact: | Email: |
| Product Manager: | Email: |
| DISTRIBUTOR CONTACT<br>Please provide the following information regarding the Distributor. | |
| Firm Name: | |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |
| ETP ADMINISTRATOR CONTACT<br>Please provide the following information regarding the ETP Administrator. | |
| Firm Name: | |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |
| BILLING INFORMATION<br>Please provide contact information for purposes of billing for ETP Listings | |
| Firm Name: | |
| Billing Mailing Address: | |
| City, State, Zip: | |
| Billing Phone: | Billing Email Address: |

| Billing Contact(s): | Billing Contact Email Address (if different than email provided above): |
|---|---|
| | |

| PRICING VERIFICATION AGENT CONTACT<br>Please provide the following information regarding the Pricing Verification Agent. | |
|---|---|
| Firm Name: | |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Email: |

| APPLICATION PRIMARY CONTACT<br>Please provide a primary contact for the purposes of processing this Listing Application. | |
|---|---|
| Firm Name: | |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Email: |

| SECURITY INFORMATION | |
|---|---|
| Name of Security: | |
| Ticker Symbol(s): | |
| Applicable 1940 Act Exemptive Order Release No.: | |
| Initial Listing | |
| Listing Transfer    Current listing market: _____    Current ticker symbol: _____ | |
| Other (please specify): | |
| Rule Filing Number: | |
| Expected effective date of registration statement: | |
| Expected date of initial trading on the Exchange (launch date): | |
| Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading? | |
| Yes          No | |

# Cboe BZX Exchange, Inc.
## Corporate Governance Certification Form

| COMPANY INFORMATION |
|---|
| Company Name: |

**Upon the Company's listing on the Exchange, the Company must comply with certain governance requirements of the Exchange, including, but not limited to:**

**Exemption – Rule 14.10(e)(1)(E)**: I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940, as amended, that is proposing to issue Managed Portfolio Shares for listing on the Exchange, as defined in Rule 14.11(k), and, as such, is exempt from the following corporate governance requirements:

- (i) Independent Directors – Rules 14.10(c)(2)(A) and 14.10(c)(2)(B)
- (ii) Audit Committee Charter – Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04[2]
- (iii) Audit Committee Composition – Rule 14.10(c)(3)(B)
- (iv) Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4)
- (v) Director Nominations – Rule 14.10(c)(5)(A)
- (vi) Nominations Committee Charter or Board Resolutions – Rule 14.10(c)(5)(B)
- (vii) Code of Conduct – Rule 14.10(d)

**Related Party Transactions – Rule 14.10(h)(1)**: I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

| AUTHORIZATION BY CORPORATE OFFICER |
|---|
| I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein. |
| Signature: |
| Print Name: |
| Title: |
| Company Name: |
| Telephone: |
| Email: |
| Date: |

---

[2] Note, Managed Portfolio Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

**ADDITIONAL INFORMATION AND DOCUMENTATION**

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

***Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.***

**Regulatory Proceedings/Litigation**

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

**Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements**

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

**Direct Registration Program (Rule 14.7)**

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, *or* the security is issued in book entry form only and is exempt from this requirement.

**Board Resolutions Authorizing Issuance and Listing**

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

**Continued Listing Standards Representation**

☐ Check here if the Company affirms that it will advise the Exchange of any failure by a Fund to comply with the continued listing requirements applicable under Rule 14.11(k) (for Managed Portfolio Shares) or, where a Fund is listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by a Fund to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of reference assets, and the Verified Intraday Indicative Value ("VIIV") (as applicable), or the applicability of Exchange listing rules specified in the filing.

**Managed Portfolio Shares Representations**

☐ Check here if the Company affirms that any person or entity who is known to have access to information regarding a Fund's portfolio composition or changes thereto or the Creation Basket, as defined in Rule 14.11(k)(3)(E), will be obligated, whether contractually, by regulation, or pursuant to standards of professional conduct, to comply with the requirements of Rule 14.11(k)(2)(E). To the extent that the investment adviser or Company becomes aware of any issue of non-compliance with Rule 14.11(k)(2)(E) by any person or entity, it will notify the Exchange of such non-compliance as soon as practicable.

☐ Check here if the Company affirms that it, or its agent, will provide prompt notification to the Exchange upon the existence of the following conditions: (i) the intraday indicative values calculated by the calculation engines differ by more than 25 basis points for 60 seconds in connection with pricing of the VIIV; or (ii) holdings representing 10% or more of a series of Managed Portfolio Shares' portfolio have become subject to a trading halt or otherwise do not have readily available market quotations.

☐ Check here if the Company affirms that, to the extent that the investment adviser: (i) is currently registered as a broker-dealer or is affiliated with a broker-dealer, such investment advisor has implemented and will maintain a fire wall between the investment adviser and personnel of the broker-dealer or broker-dealer affiliate, as applicable, with respect to access to information concerning the composition of and/or changes to such Fund's portfolio and/or the Creation Basket; and (ii) becomes registered as a broker-dealer or becomes affiliated with a broker-dealer, the investment adviser will erect and maintain a fire wall between the investment adviser and

personnel of the broker-dealer or broker-dealer affiliate, as applicable, with respect to access to information concerning the composition of and/or changes to such Fund's portfolio and/or Creation Basket.

☐ Check here if the Company affirms that any person related to the investment adviser or Company who makes decisions pertaining to the Fund's portfolio composition or has access to information regarding the Fund's portfolio composition or changes thereto or the Creation Basket will be subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable Fund portfolio or changes thereto or the Creation Basket.

☐ Check here if the Company affirms that, upon listing, the Fund's net asset value per share will be calculated daily and will be made available to all market participants at the same time.

☐ Check here if the Company affirms that, except as otherwise permitted under the currently applicable exemptive order or no-action relief granted by the Commission or Commission staff to the Company with respect to the Fund, the Fund's holdings will be made available to all market participants at the same time.

**Initial Shares Outstanding**

☐ Check here if the Fund will have a minimum of 100,000 shares at start-up of trading.

| AFFIRMATION | |
|---|---|
| (Name of Individual) | (Title) |
| (Company Name) | |
| hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes. | |
| (Signature of Company Officer) | (Date) |

## Exchange Listing Agreement

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current Companies changing their name.

| COMPANY NAME |
|---|
|  |

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, and pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company certifies that, no officer, board member or investment advisor has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

## Exchange Warranties; Disclaimers of Warranties

6. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

## Limitation of Liability

7. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

    a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

    b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

8. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

9. For goods and services provided under a separate written agreement, the limitation of liability provisions in that

agreement shall govern any claims relating to or arising from the provision of those goods and services.

10. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

11. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

12. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

| AUTHORIZATION BY CORPORATE OFFICER<br>As an officer of the Company, I am authorized to execute this agreement on the Company's behalf. | |
| --- | --- |
| Signature: | Date: |
| Name: | Title: |

CORPORATE SEAL
      (Optional)

**Note: Companies changing their name must also concurrently submit the *Notification: Change in Company Record.***

# Cboe BZX Exchange, Inc.
# Mark Authorization Form

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities.  Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page.  If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

**Submission-Please check appropriate box:**

☐   Licensor Marks at time of application          ☐   Updated Licensor Marks

| | |
|---|---|
| Licensor Name: | |
| Company Name: | |
| Mark/Trade Name and Registration Number (if registered): | |
| Authorized Marks Release Contact Name and Title: | |
| Address: | |
| City, State, Zip: | |
| Phone: | Fax: |
| Email: | Website: |
| Artwork/Graphics Contact Name and Title: | |
| Phone: | Email: |

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1.  To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks.  The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks.  Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

| AUTHORIZED LICENSOR SIGNATURE | |
|---|---|
| Signature: | Date: |

| AUTHORIZED COMPANY SIGNATURE | |
|---|---|
| Signature: | Date: |

# Cboe BZX Exchange, Inc.
# Artwork Requirements

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

**GUIDELINES FOR ARTWORK**

1.  Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2.  Three versions of the company logos or marks are required (or six if both horizontal and vertical aspect versions are available):

    - 1 version in color
    - 1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
    - 1 version in grayscale (for black and white print ads).

3.  All fonts must be converted to outlines.

4.  All required registered marks, trademarks and service marks should be part of the artwork.

5.  No low-resolution flattened artwork in the following applications will be accepted:  Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

**SUBMITTING ARTWORK**

**Submit the completed and signed Authorization Form and all artwork and materials to** *listingapp@cboe.com*.

# Cboe BZX Exchange, Inc.
## Issuer Description

This form should be completed at the time of application for listing or to update a previously provided description.

**Please check appropriate box:**

- ☐   Issuer description at time of application
- ☐   Updated issuer description

# Cboe BZX Exchange, Inc.
## Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as "the Exchange," on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

| Please sign and date below: | |
|---|---|
| I, <br><br>(Name of Individual) | as <br><br>(Title) |
| of <br>(Corporation or Trust Name) | |



## Cboe BZX Exchange, Inc. Listing Application and Related Forms: Managed Portfolio Shares

To list Managed Portfolio Shares on Cboe BZX Exchange, Inc. a company must complete and submit all materials set forth below on the Listing Checklist to *listingapp@cboe.com* .

| LISTING CHECKLIST |
|---|
| **The following documentation is required to be submitted prior to launch:** |
| **Due 10 days prior to launch:** |
| Completed and Executed Listing Application including the following: |
| Exemptive Relief Letter |
| Representation Affirmation |
| Fund Information Spreadsheet |
| Sample Portfolio Data (For each component, the CUSIP, ISIN, or SEDOL and the percentage of the portfolio) |
| Board Resolution authorizing listing on Cboe BZX Exchange, Inc. |
| Certificate of Good Standing dated within 90 days of launch |
| **Due 5 days prior to launch:** |
| LMM Finalization |
| **Due 4 p.m. ET 3 days prior to launch date** *(delays in adherence to this timeline may cause postponement of launch):* |
| Form N-1A (Final *Effective* Registration Statement) |
| Form 8-A (Registration of Securities) |

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to *listingapp@cboe.com* or by telephone at 913-815-7101.  Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

**GENERAL LISTING INFORMATION**

| GENERAL CORPORATE/TRUST INFORMATION |
|---|
| Corporation/Trust Name (the "Company"): |
| Address of Principal Executive Office: |
| City, State, Zip: |

| Phone: | Website: |
|---|---|

| State of Incorporation/Date of Incorporation: |
|---|
| ☐   Foreign Private Issuer |
| SEC File Number: |
| Central Index Key Number (CIK): |

| BILLING INFORMATION<br>Please provide contact information for purposes of billing for ETP Listings |
|---|
| Firm Name: |
| Billing Mailing Address: |
| City, State, Zip: |

| Billing Phone: | Billing Email Address: |
|---|---|
| Billing Contact(s): | Billing Contact Email Address (if different than email above |

| PRICING VERIFICATION AGENT CONTACT<br>Please provide the following information regarding the Pricing Verification Agent. |
|---|
| Firm Name: |
| Contact Name: |
| Address of Principal Executive Office: |
| City, State, Zip: |

| Phone: | Email: |
|---|---|

| APPLICATION PRIMARY CONTACT<br>Please provide a primary contact for the purposes of processing this Listing Application. | |
| --- | --- |
| Firm Name: | |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Email: |

| SECURITY INFORMATION | |
| --- | --- |
| Name of Security: | |
| Ticker Symbol(s): | |
| Applicable 1940 Act Exemptive Order Release No.: | |

Initial Listing

Listing Transfer   Current listing market: _____   Current ticker symbol: _____

Other (please specify):

| Rule Filing Number: | |
| --- | --- |
| Expected effective date of registration statement: | |
| Expected date of initial trading on the Exchange (launch date): | |
| Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading? | |
| Yes       No | |

**ADDITIONAL INFORMATION AND DOCUMENTATION**

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

***Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.***

**Regulatory Proceedings/Litigation**

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

**Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements**

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

**Direct Registration Program (Rule 14.7)**

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, *or* the security is issued in book entry form only and is exempt from this requirement.

**Board Resolutions Authorizing Issuance and Listing**

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

**Continued Listing Standards Representation**

☐ Check here if the Company affirms that it will advise the Exchange of any failure by a Fund to comply with the continued listing requirements applicable under Rule 14.11(k) (for Managed Portfolio Shares) or, where a Fund is listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by a Fund to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of reference assets, and the Verified Intraday Indicative Value ("VIIV") (as applicable), or the applicability of Exchange listing rules specified in the filing.

**Managed Portfolio Shares Representations**

☐ Check here if the Company affirms that any person or entity who is known to have access to information regarding a Fund's portfolio composition or changes thereto or the Creation Basket, as defined in Rule 14.11(k)(3)(E), will be obligated, whether contractually, by regulation, or pursuant to standards of professional conduct, to comply with the requirements of Rule 14.11(k)(2)(E). To the extent that the investment adviser or Company becomes aware of any issue of non-compliance with Rule 14.11(k)(2)(E) by any person or entity, it will notify the Exchange of such non-compliance as soon as practicable.

☐ Check here if the Company affirms that it, or its agent, will provide prompt notification to the Exchange upon the existence of the following conditions: (i) the intraday indicative values calculated by the calculation engines differ by more than 25 basis points for 60 seconds in connection with pricing of the VIIV; or (ii) holdings representing 10% or more of a series of Managed Portfolio Shares' portfolio have become subject to a trading halt or otherwise do not have readily available market quotations.

☐ Check here if the Company affirms that, to the extent that the investment adviser: (i) is currently registered as a broker-dealer or is affiliated with a broker-dealer, such investment advisor has implemented and will maintain a fire wall between the investment adviser and personnel of the broker-dealer or broker-dealer affiliate, as applicable, with respect to access to information concerning the composition of and/or changes to such Fund's portfolio and/or the Creation Basket; and (ii) becomes registered as a broker-dealer or becomes affiliated with a broker-dealer, the investment adviser will erect and maintain a fire wall between the investment adviser and

personnel of the broker-dealer or broker-dealer affiliate, as applicable, with respect to access to information concerning the composition of and/or changes to such Fund's portfolio and/or Creation Basket.

☐ Check here if the Company affirms that any person related to the investment adviser or Company who makes decisions pertaining to the Fund's portfolio composition or has access to information regarding the Fund's portfolio composition or changes thereto or the Creation Basket will be subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable Fund portfolio or changes thereto or the Creation Basket.

☐ Check here if the Company affirms that, upon listing, the Fund's net asset value per share will be calculated daily and will be made available to all market participants at the same time.

☐ Check here if the Company affirms that, except as otherwise permitted under the currently applicable exemptive order or no-action relief granted by the Commission or Commission staff to the Company with respect to the Fund, the Fund's holdings will be made available to all market participants at the same time.

## Initial Shares Outstanding

☐ Check here if the Fund will have a minimum of 100,000 shares at start-up of trading.

| AFFIRMATION | |
|---|---|
| (Name of Individual) | (Title) |
| (Company Name) | |
| hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes. | |
| (Signature of Company Officer) | (Date) |



## Cboe BZX Exchange, Inc. Listing Application and Related Forms: Exchange-Traded Fund Shares

To list "Exchange-Traded Fund Shares" on Cboe BZX Exchange, Inc. a company must complete and submit all materials set forth below on the Listing Checklist to *listingapp@cboe.com* .

| LISTING CHECKLIST<br>The following documentation is required to be submitted prior to launch: |
| --- |
| **Due 10 days prior to launch:** |
|     Completed and Executed Listing Application including signatures on the following: |
|         Corporate Governance Certification |
|         Representation Affirmation |
|         Exchange Listing Agreement |
|         Mark Authorization Form |
|         Shareholder Data Release Consent |
|     Fund Information Spreadsheet |
|     Index Constituent Data or Proposed Portfolio Data |
|     Index Methodology |
|     Board Resolution authorizing listing on Cboe BZX Exchange, Inc. |
|     Mark(s) and Web Description |
|     Trust Document |
|     By-Laws |
|     Certificate of Good Standing dated within 90 days of launch |
|     Firewall Letter (if applicable) |
| **Due 5 days prior to launch:** |
|     LMM Finalization |
| **Due 4 p.m. ET 3 days prior to launch date** *(delays in adherence to this timeline may cause postponement of launch):* |
|     Form N-1A (Final *Effective* Registration Statement) |
|     Form 8-A (Registration of Securities) |

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to *listingapp@cboe.com* or by telephone at 913-815-7101.  Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

**GENERAL LISTING INFORMATION**

| GENERAL CORPORATE/TRUST INFORMATION | |
|---|---|
| Corporation/Trust Name (the "Company"): | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |
| State of Incorporation/Date of Incorporation: | |
| ☐   Foreign Private Issuer | |
| SEC File Number: | |
| Standard Industrial Classification (SIC) Code: | |
| Central Index Key Number (CIK): | |

| FUND MANAGER/MANAGER TRUSTEE INFORMATION<br>Please list the name and full title of the individual to be designated as the Fund Manager/Managing Trustee. Attach a separate sheet if the contact information for the individual differs from the Fund/Trust information provided above. | |
|---|---|
| Fund Manager/Manager Trustee: | |

| TRANSFER AGENT CONTACT INFORMATION<br>The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act. | |
|---|---|
| Company Name/Contact Person: | |
| Address: | |
| City, State, Zip: | |
| Phone: | Email: |

| SPONSOR INFORMATION | |
|---|---|
| Firm Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |

| SPONSOR CONTACTS<br>Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above. | |
|---|---|
| Primary ETP Contact: | Email: |
| Chief Financial Officer: | Email: |
| General Counsel: | Email: |
| Billing Contact: | Email: |
| Product Manager: | Email: |
| DISTRIBUTOR CONTACT<br>Please provide the following information regarding the Distributor. | |
| Firm Name: | |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |
| ETP ADMINISTRATOR CONTACT<br>Please provide the following information regarding the ETP Administrator. | |
| Firm Name: | |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |
| BILLING INFORMATION<br>Please provide contact information for purposes of billing for ETP Listings | |
| Firm Name: | |
| Billing Mailing Address: | |
| City, State, Zip: | |
| Billing Phone: | Billing Email Address: |
| Billing Contact(s): | Billing Contact Email Address (if different than email provided above): |

| APPLICATION PRIMARY CONTACT |
| :--- |
| Please provide a primary contact for the purposes of processing this Listing Application. |

| Firm Name: | |
| :--- | :--- |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Email: |

| SECURITY INFORMATION | |
| :--- | :--- |
| Name of Security: | |
| Ticker Symbol(s): | |
| Description: | |
|     Initial Listing | |
|     Listing Transfer   Current listing market: _____    Current ticker symbol: _____ | |
|     Other (please specify): | |
| Rule Filing Number (if applicable): | |
| Expected effective date of registration statement: | |
| Expected date of initial trading on the Exchange (launch date): | |
| Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading? | |
| Yes     No | |

# Cboe BZX Exchange, Inc.
## Corporate Governance Certification Form

| COMPANY INFORMATION |
|---|
| Company Name: |

**Upon the Company's listing on the Exchange, the Company must comply with certain governance requirements of the Exchange, including, but not limited to:**

**Exemption – Rule 14.10(e)(1)(E)**: I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940, as amended, that is proposing to issue ETF Shares, as defined in Rules 14.11(l), respectively, and, as such, is exempt from the following corporate governance requirements:

|   |   |
|---|---|
| (i) | Independent Directors – Rules 14.10(c)(2)(A) and 14.10(c)(2)(B) |
| (ii) | Audit Committee Charter – Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04[2] |
| (iii) | Audit Committee Composition – Rule 14.10(c)(3)(B) |
| (iv) | Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4) |
| (v) | Director Nominations – Rule 14.10(c)(5)(A) |
| (vi) | Nominations Committee Charter or Board Resolutions – Rule 14.10(c)(5)(B) |
| (vii) | Code of Conduct – Rule 14.10(d) |

**Related Party Transactions – Rule 14.10(h)(1)**: I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

| AUTHORIZATION BY CORPORATE OFFICER |
|---|
| I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein. |
| Signature: |
| Print Name: |
| Title: |
| Company Name: |
| Telephone: |
| Email: |
| Date: |

---

[2] Note, Exchange-Traded Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

**ADDITIONAL INFORMATION AND DOCUMENTATION**

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved.  In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

***Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.***

**Regulatory Proceedings/Litigation**

☐   Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

    a)   that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

    b)   in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

    c)   in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐   Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

    a)   that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

    b)   in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

**Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements**

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

**Direct Registration Program (Rule 14.7)**

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, *or* the security is issued in book entry form only and is exempt from this requirement.

**Board Resolutions Authorizing Issuance and Listing**

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

**Exchange-Traded Fund Shares**

☐ Check here if the Company affirms that the Fund(s) currently and will continuously satisfy the requirements of Rule 6c-11 and that the Company will advise the Exchange of any failure by a Fund to satisfy such requirements.

☐ Check here if the Company affirms that it will advise the Exchange of any failure by a Fund to comply with any other continued listing requirements applicable under Rule 14.11(l) or, where a Fund) is listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by the Fund to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the index composition, the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of index, reference asset, and intraday indicative values (as applicable), or the applicability of Exchange listing rules specified in the filing.

☐ Check here if the Company affirms that, upon listing, the Net Asset Value per share of each Fund will be calculated daily and the NAV and portfolio holdings will be made available to all market participants at the same time.

**Index-Based ETF Shares**

☐ Check here if the Company affirms that any internal advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if an unaffiliated third party acts as the index provider for the Fund(s) (the "Index Provider").

Please note that, to the extent that any unaffiliated third party acts as the Index Provider for the Fund(s), the Company must attach a separate representation letter in which each Index Provider represents that any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, implements and maintains, or is subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if the Company affirms that, to the extent that the index is now or in the future maintained by a broker-dealer or fund adviser, the broker-dealer or fund adviser will erect and maintain a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and the index will be calculated by a third party who is not a broker-dealer or fund adviser.

**Actively Managed ETF Shares**

☐ Check here if the Company affirms that, to the extent that the investment adviser: (i) is currently affiliated with a broker-dealer, the investment advisor has implemented a fire wall with respect to its relevant personnel and such broker-dealer regarding access to information concerning the composition and/or changes to the portfolio; and (ii) becomes affiliated with a broker-dealer, the investment adviser will implement a fire wall with respect to its relevant personnel or broker-dealer affiliate regarding access to information concerning the composition and/or changes to the portfolio.

☐ Check here if the Company affirms that any personnel who make decisions on each Fund's portfolio composition are subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable portfolio.

**Initial Shares Outstanding**

☐ Check here if each Fund will have a minimum of 100,000 shares at start-up of trading.

| AFFIRMATION | |
|---|---|
| (Name of Individual) | (Title) |
| (Company Name) | |
| hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes. | |
| (Signature of Company Officer) | (Date) |

**Exchange Listing Agreement**

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current Companies changing their name.

| COMPANY NAME |
|---|
| |

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, and pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company certifies that, no officer, board member or investment advisor has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

**Exchange Warranties; Disclaimers of Warranties**

6. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

**Limitation of Liability**

7. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

    a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

    b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

8. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

9. For goods and services provided under a separate written agreement, the limitation of liability provisions in that

agreement shall govern any claims relating to or arising from the provision of those goods and services.

10. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

11. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

12. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

| AUTHORIZATION BY CORPORATE OFFICER<br>As an officer of the Company, I am authorized to execute this agreement on the Company's behalf. | |
|---|---|
| Signature: | Date: |
| Name: | Title: |

CORPORATE SEAL
    (Optional)

**Note: Companies changing their name must also concurrently submit the** *Notification: Change in Company Record.*

# Cboe BZX Exchange, Inc.
# Mark Authorization Form

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities.  Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page.  If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

**Submission-Please check appropriate box:**

☐   Licensor Marks at time of application          ☐   Updated Licensor Marks

| | |
|---|---|
| Licensor Name: | |
| Company Name: | |
| Mark/Trade Name and Registration Number (if registered): | |
| Authorized Marks Release Contact Name and Title: | |
| Address: | |
| City, State, Zip: | |
| Phone: | Fax: |
| Email: | Website: |
| Artwork/Graphics Contact Name and Title: | |
| Phone: | Email: |

Online instructions for establishing a link to the Exchange website may be found at:  http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1. To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks.  The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks.  Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

| AUTHORIZED LICENSOR SIGNATURE | |
|---|---|
| Signature: | Date: |

| AUTHORIZED COMPANY SIGNATURE | |
|---|---|
| Signature: | Date: |

# Cboe BZX Exchange, Inc.
## Artwork Requirements

---

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

### GUIDELINES FOR ARTWORK

1.  Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2.  Three versions of the company logos or marks are required (or six if both horizontal and vertical aspect versions are available):

    - 1 version in color
    - 1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
    - 1 version in grayscale (for black and white print ads).

3.  All fonts must be converted to outlines.

4.  All required registered marks, trademarks and service marks should be part of the artwork.

5.  No low-resolution flattened artwork in the following applications will be accepted:  Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

### SUBMITTING ARTWORK

**Submit the completed and signed Authorization Form and all artwork and materials to** *listingapp@cboe.com*.

# Cboe BZX Exchange, Inc.
## Issuer Description

This form should be completed at the time of application for listing or to update a previously provided description.

**Please check appropriate box:**

- ☐ Issuer description at time of application
- ☐ Updated issuer description

# Cboe BZX Exchange, Inc.
## Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as "the Exchange," on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

| Please sign and date below: | |
|---|---|
| I, <br><br> (Name of Individual) | as <br><br> (Title) |
| of <br> (Corporation or Trust Name) | |



## Cboe BZX Exchange, Inc. Listing Application and Related Forms: Exchange-Traded Fund Shares

To list "Exchange-Traded Fund Shares" on Cboe BZX Exchange, Inc. a company must complete and submit all materials set forth below on the Listing Checklist to *listingapp@cboe.com* .

| LISTING CHECKLIST |
|---|
| **The following documentation is required to be submitted prior to launch:** |
| **Due 10 days prior to launch:** |
| Completed and Executed Listing Application including signatures on the following: |
| Representation Affirmation |
| Fund Information Spreadsheet |
| Index Constituent Data or Proposed Portfolio Data |
| Index Methodology |
| Board Resolution authorizing listing on Cboe BZX Exchange, Inc. |
| Certificate of Good Standing dated within 90 days of launch |
| Firewall Letter (if applicable) |
| **Due 5 days prior to launch:** |
| LMM Finalization |
| **Due 4 p.m. ET 3 days prior to launch date** *(delays in adherence to this timeline may cause postponement of launch):* |
| Form N-1A (Final *Effective* Registration Statement) |
| Form 8-A (Registration of Securities) |

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to *listingapp@cboe.com* or by telephone at 913-815-7101.  Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

**GENERAL LISTING INFORMATION**

| GENERAL CORPORATE/TRUST INFORMATION | |
|---|---|
| Corporation/Trust Name (the "Company"): | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |
| State of Incorporation/Date of Incorporation: | |
| ☐   Foreign Private Issuer | |
| SEC File Number: | |
| Standard Industrial Classification (SIC) Code: | |
| Central Index Key Number (CIK): | |

| BILLING INFORMATION<br>Please provide contact information for purposes of billing for ETP Listings | |
|---|---|
| Firm Name: | |
| Billing Mailing Address: | |
| City, State, Zip: | |
| Billing Phone: | Billing Email Address: |
| Billing Contact(s): | Billing Contact Email Address (if different than email provided above): |
| APPLICATION PRIMARY CONTACT<br>Please provide a primary contact for the purposes of processing this Listing Application. | |
| Firm Name: | |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Email: |

| SECURITY INFORMATION |
|---|
| Name of Security: |
| Ticker Symbol(s): |
| Description: |
|     Initial Listing<br><br>    Listing Transfer   Current listing market: _____    Current ticker symbol: _____<br><br>    Other (please specify): |
| Rule Filing Number (if applicable): |

| | |
|---|---|
| Expected effective date of registration statement: | |
| Expected date of initial trading on the Exchange (launch date): | |
| Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading? | |
| Yes     No | |

**ADDITIONAL INFORMATION AND DOCUMENTATION**

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved.  In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

***Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.***

**Regulatory Proceedings/Litigation**

☐  Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

    a)   that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

    b)   in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

    c)   in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐  Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

    a)   that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

    b)   in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

**Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements**

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

**Direct Registration Program (Rule 14.7)**

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, *or* the security is issued in book entry form only and is exempt from this requirement.

**Board Resolutions Authorizing Issuance and Listing**

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

**Exchange-Traded Fund Shares**

☐ Check here if the Company affirms that the Fund(s) currently and will continuously satisfy the requirements of Rule 6c-11 and that the Company will advise the Exchange of any failure by a Fund to satisfy such requirements.

☐ Check here if the Company affirms that it will advise the Exchange of any failure by a Fund to comply with any other continued listing requirements applicable under Rule 14.11(I) or, where a Fund) is listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by the Fund to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the index composition, the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of index, reference asset, and intraday indicative values (as applicable), or the applicability of Exchange listing rules specified in the filing.

☐ Check here if the Company affirms that, upon listing, the Net Asset Value per share of each Fund will be calculated daily and the NAV and portfolio holdings will be made available to all market participants at the same time.

**Index-Based ETF Shares**

☐ Check here if the Company affirms that any internal advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if an unaffiliated third party acts as the index provider for the Fund(s) (the "Index Provider").

Please note that, to the extent that any unaffiliated third party acts as the Index Provider for the Fund(s), the Company must attach a separate representation letter in which each Index Provider represents that any advisory committee, supervisory board, or similar entity that advises or makes decisions on the index or portfolio composition, methodology and related matters, implements and maintains, or is subject to, procedures designed to prevent the use and dissemination of material non-public information regarding the applicable index.

☐ Check here if the Company affirms that, to the extent that the index is now or in the future maintained by a broker-dealer or fund adviser, the broker-dealer or fund adviser will erect and maintain a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and the index will be calculated by a third party who is not a broker-dealer or fund adviser.

**Actively Managed ETF Shares**

☐ Check here if the Company affirms that, to the extent that the investment adviser: (i) is currently affiliated with a broker-dealer, the investment advisor has implemented a fire wall with respect to its relevant personnel and such broker-dealer regarding access to information concerning the composition and/or changes to the portfolio; and (ii) becomes affiliated with a broker-dealer, the investment adviser will implement a fire wall with respect to its relevant personnel or broker-dealer affiliate regarding access to information concerning the composition and/or changes to the portfolio.

☐ Check here if the Company affirms that any personnel who make decisions on each Fund's portfolio composition are subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable portfolio.

**Initial Shares Outstanding**

☐ Check here if each Fund will have a minimum of 100,000 shares at start-up of trading.

| AFFIRMATION | |
|---|---|
| | |
| (Name of Individual) | (Title) |
| | |
| (Company Name) | |
| hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes. | |
| | |
| (Signature of Company Officer) | (Date) |



## Cboe BZX Exchange, Inc. Listing Application and Related Forms: Tracking Fund Shares

To list "Exchange-Traded Fund Shares" on Cboe BZX Exchange, Inc. a company must complete and submit all materials set forth below on the Listing Checklist to *listingapp@cboe.com* .

| LISTING CHECKLIST<br>The following documentation is required to be submitted prior to launch: |
|---|
| **Due 10 days prior to launch:** |
| Completed and Executed Listing Application including signatures on the following: |
|     Corporate Governance Certification |
|     Representation Affirmation |
|     Exchange Listing Agreement |
|     Mark Authorization Form |
|     Shareholder Data Release Consent |
| Fund Information Spreadsheet |
| Sample Portfolio Data (For each component include CUSIP, ISIN, or SEDOL and the percentage of the portfolio) |
| Board Resolution authorizing listing on Cboe BZX Exchange, Inc. |
| Mark(s) and Web Description |
| Trust Document |
| By-Laws |
| Certificate of Good Standing dated within 90 days of launch |
| **Due 5 days prior to launch:** |
| LMM Finalization |
| **Due 4 p.m. ET 3 days prior to launch date** *(delays in adherence to this timeline may cause postponement of launch):* |
| Form N-1A (Final *Effective* Registration Statement) |
| Form 8-A (Registration of Securities) |

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to *listingapp@cboe.com* or by telephone at 913-815-7101.  Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

**GENERAL LISTING INFORMATION**

| GENERAL CORPORATE/TRUST INFORMATION | |
|---|---|
| Corporation/Trust Name (the "Company"): | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |
| State of Incorporation/Date of Incorporation: | |
| ☐    Foreign Private Issuer | |
| SEC File Number: | |
| Standard Industrial Classification (SIC) Code: | |
| Central Index Key Number (CIK): | |

| FUND MANAGER/MANAGER TRUSTEE INFORMATION<br>Please list the name and full title of the individual to be designated as the Fund Manager/Managing Trustee. Attach a separate sheet if the contact information for the individual differs from the Fund/Trust information provided above. | |
|---|---|
| Fund Manager/Manager Trustee: | |

| TRANSFER AGENT CONTACT INFORMATION<br>The Transfer Agent must be a participant in a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act. | |
|---|---|
| Company Name/Contact Person: | |
| Address: | |
| City, State, Zip: | |
| Phone: | Email: |

| SPONSOR/INVESTMENT ADVISER INFORMATION | |
|---|---|
| Firm Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |

| SPONSOR CONTACTS<br>Please attach a separate sheet if the contact information for a designated person differs from the Sponsor Information provided above. | |
|---|---|
| Primary ETP Contact: | Email: |
| Chief Financial Officer: | Email: |
| General Counsel: | Email: |
| Billing Contact: | Email: |
| Product Manager: | Email: |
| DISTRIBUTOR CONTACT<br>Please provide the following information regarding the Distributor. | |
| Firm Name: | |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |
| ETP ADMINISTRATOR CONTACT<br>Please provide the following information regarding the ETP Administrator. | |
| Firm Name: | |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Website: |
| BILLING INFORMATION<br>Please provide contact information for purposes of billing for ETP Listings | |
| Firm Name: | |
| Billing Mailing Address: | |
| City, State, Zip: | |
| Billing Phone: | Billing Email Address: |
| Billing Contact(s): | Billing Contact Email Address (if different than email provided above): |

| APPLICATION PRIMARY CONTACT<br>Please provide a primary contact for the purposes of processing this Listing Application. | |
| --- | --- |
| Contact Name: | |
| Address of Principal Executive Office: | |
| City, State, Zip: | |
| Phone: | Email: |

| SECURITY INFORMATION | |
| --- | --- |
| Name of Security: | |
| Ticker Symbol(s): | |
| Description: | |
|     Initial Listing<br><br>    Listing Transfer   Current listing market: _____   Current ticker symbol: _____<br><br>    Other (please specify): | |
| Rule Filing Number (if applicable): | |
| All Applicable Exemptive Relief (34 and 40 Act): | |
| Expected effective date of registration statement: | |
| Expected date of initial trading on the Exchange (launch date): | |
| Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading? | |
| Yes    No | |

# Cboe BZX Exchange, Inc.
# Corporate Governance Certification Form

| COMPANY INFORMATION |
|---|
| Company Name: |

**Upon the Company's listing on the Exchange, the Company must comply with certain governance requirements of the Exchange, including, but not limited to:**

**Exemption – Rule 14.10(e)(1)(E)**: I hereby certify that the Company is a management investment company registered under the Investment Company Act of 1940, as amended, that is proposing to issue Tracking Fund Shares, as defined in Rules 14.11(m), respectively, and, as such, is exempt from the following corporate governance requirements:

(i)     Independent Directors – Rules 14.10(c)(2)(A) and 14.10(c)(2)(B)
(ii)    Audit Committee Charter – Rule 14.10(c)(3)(A) and Related Interpretation and Policy .04[2]
(iii)   Audit Committee Composition – Rule 14.10(c)(3)(B)
(iv)    Independent Director Oversight of Executive Officer Compensation – Rule 14.10(c)(4)
(v)     Director Nominations – Rule 14.10(c)(5)(A)
(vi)    Nominations Committee Charter or Board Resolutions – Rule 14.10(c)(5)(B)
(vii)   Code of Conduct – Rule 14.10(d)

**Related Party Transactions – Rule 14.10(h)(1)**: I hereby certify that the Company's audit committee or another independent body of the Company's board of directors conduct on an on-going basis an appropriate review and oversight of all related party transactions for potential conflict of interest situations, as required by Rule 14.10(h)(1). The term "related party transaction" refers to transactions required to be disclosed pursuant to Item 404 of Regulation S-K under the 1934 Act (or, in the case of non-U.S. issuers, the term "related party transactions" refers to transactions required to be disclosed pursuant to Form 20-F, Item 7.B).

| AUTHORIZATION BY CORPORATE OFFICER |
|---|
| I am a duly authorized officer of the Company. To the best of my knowledge and belief, the information provided on this Corporate Governance Certification is true and correct as of this date. I will promptly notify the Exchange of any material changes to the information provided herein. |
| Signature: |
| Print Name: |
| Title: |
| Company Name: |
| Telephone: |
| Email: |
| Date: |

---

[2] Note, Tracking Fund Shares are still subject to the applicable requirements of Rule 10A-3 of the 1934 Act.

**ADDITIONAL INFORMATION AND DOCUMENTATION**

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved. In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

***Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.***

**Regulatory Proceedings/Litigation**

☐ Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

    a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

    b) in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

    c) in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

    a) that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

    b) in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

**Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements**

☐  Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

**Direct Registration Program (Rule 14.7)**

☐  Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, *or* the security is issued in book entry form only and is exempt from this requirement.

**Board Resolutions Authorizing Issuance and Listing**

☐  Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

**Tracking Fund Shares**

☐  Check here if the Company affirms that it will advise the Exchange of any failure by a Fund to comply with any other continued listing requirements applicable under Rule 14.11(m) and, where a Fund is listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by the Fund to comply with the continued listing requirements, which include all statements and representations made in the associated rule filing regarding the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of reference asset (as applicable), or the applicability of Exchange listing rules specified in the filing.

☐  Check here if the Company affirms that, upon listing, the Net Asset Value per share of each Fund will be calculated daily and the NAV, Tracking Basket, and Fund Portfolio will be made available to all market participants at the same time.

☐  Check here if the Company affirms that: (i) the investment adviser will invest in a portfolio of securities consistent with the Investment Company's objectives and will not be used to enhance leverage; and (ii) will disclose the Fund Portfolio within at least 60 days following the end of every fiscal quarter.

☐  Check here if the Company affirms that any person related to the investment adviser or Company who makes decisions pertaining to the Fund Portfolio and/or the Tracking Basket or has access to nonpublic information regarding the Fund Portfolio and/or the Tracking Basket or changes thereto is subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the Fund Portfolio and/or the Tracking Basket or changes thereto.

☐  Check here if the Company affirms that: (i) any person or entity, including a custodian, Reporting Authority, distributor, or administrator, who has access to nonpublic information regarding the Fund Portfolio or the Tracking Basket or changes thereto, is subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable Fund Portfolio or the Tracking Basket or changes thereto; and (ii) that any such person or entity that is registered as a broker-dealer or affiliated with a broker-dealer, has erected and will maintain a "fire wall" between the person or entity and the broker-dealer with respect to access to information concerning the composition and/or changes to such Fund Portfolio or Tracking Basket.

☐ Check here if the Company affirms that, to the extent that the investment adviser: (i) is currently registered as a broker-dealer or affiliated with a broker-dealer, the investment advisor has erected and will maintain a "fire wall" between the investment adviser and personnel of the broker-dealer or broker-dealer affiliate, as applicable, with respect to access to information concerning the composition of and/or changes to the Fund Portfolio and/or the Tracking Basket; and (ii) becomes registered as a broker-dealer or affiliated with a broker-dealer, the investment adviser will implement a "fire wall" between the investment adviser and personnel of the broker-dealer or broker-dealer affiliate, as applicable, with respect to access to information concerning the composition of and/or changes to the Fund Portfolio and/or the Tracking Basket.

**Initial Shares Outstanding**

☐ Check here if each Fund will have a minimum of 100,000 shares at start-up of trading.

| AFFIRMATION | |
|---|---|
| <br><br>(Name of Individual) | <br><br>(Title) |
| <br><br>(Company Name) | |
| hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes. | |
| <br><br>(Signature of Company Officer) | <br><br>(Date) |

**Exchange Listing Agreement**

This listing agreement ("Listing Agreement") should be executed and submitted by Companies seeking initial listing on the Cboe BZX Exchange, Inc. (collectively, with its affiliates, the "Exchange") or current Companies changing their name.

| COMPANY NAME |
| --- |
|  |

("Company"), in consideration for the listing of its securities on the Exchange, hereby agrees with the Exchange that:

1. Company certifies that it understands and agrees to comply with all Exchange rules, as they may be amended from time to time, and pay all applicable listing fees when due.

2. Company agrees to promptly notify the Exchange in writing of any corporate action or other event that will cause Company to cease to be in compliance with Exchange listing requirements.

3. Company understands that the Exchange may remove its securities, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1-2.

4. Company understands that if an exception to any of the provisions of any of the Exchange rules has been granted by the Exchange, such exception shall, during the time it is in effect, supersede any conflicting provision of this Listing Agreement.

5. Company certifies that, no officer, board member or investment advisor has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten (10) years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

**Exchange Warranties; Disclaimers of Warranties**

6. For any goods or services provided to Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

**Limitation of Liability**

7. In no event will the Exchange be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if the Exchange has been advised of the possibility of such damages. If the Exchange is, for any reason, held liable for any of the above, the liability of the Exchange is limited:

    a) for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

    b) in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

8. Notwithstanding the foregoing, the Exchange shall not be relieved from liability for damages that result from the Exchange's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

9. For goods and services provided under a separate written agreement, the limitation of liability provisions in that

agreement shall govern any claims relating to or arising from the provision of those goods and services.

10. Under no circumstances shall the Exchange have any liability for any third party's goods and/or services.

11. Company and the Exchange agree that these terms reflect a reasonable allocation of risk and limitation of liability.

12. The Listing Agreement shall be deemed to have been made in the United States, in the State of New York, and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

| AUTHORIZATION BY CORPORATE OFFICER<br>As an officer of the Company, I am authorized to execute this agreement on the Company's behalf. | |
| --- | --- |
| Signature: | Date: |
| Name: | Title: |

CORPORATE SEAL
     (Optional)

**Note: Companies changing their name must also concurrently submit the** *Notification: Change in Company Record.*

# Cboe BZX Exchange, Inc.
## Mark Authorization Form

This form should be completed by the owner ("Licensor") of the applicable corporate logos, trade name, and trade/service marks ("Marks") at the time of application for listing or to update Licensor's Marks and should be executed by both Licensor and Company, to the extent that Licensor and Company are different entities.  Please complete this form and submit Marks according to the requirements described on the Artwork Requirements page.  If Licensor plans to authorize Exchange use of more than one Mark, please include the relevant Mark/Trade Name and Registration Number (if registered) on a separate attachment to this form.

**Submission-Please check appropriate box:**

☐   Licensor Marks at time of application          ☐   Updated Licensor Marks

| | |
|---|---|
| Licensor Name: | |
| Company Name: | |
| Mark/Trade Name and Registration Number (if registered): | |
| Authorized Marks Release Contact Name and Title: | |
| Address: | |
| City, State, Zip: | |
| Phone: | Fax: |
| Email: | Website: |
| Artwork/Graphics Contact Name and Title: | |
| Phone: | Email: |

Online instructions for establishing a link to the Exchange website may be found at: http://markets.cboe.com/.

("Licensor"), in consideration for the listing of the securities on the Exchange, hereby agrees with the Exchange that:

1. To the best of Company's and Licensor's knowledge, any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Licensor agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company and Licensor have no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

2. Licensor grants the Exchange a nonexclusive, nontransferable, limited license for the term of the Listing Agreement between the Company and the Exchange to use Licensor's Marks in order to publicize Company's listing on the Exchange, as well as to convey quotation information, transactional reporting information, and other information regarding Company in connection with the Exchange. In order to ensure the accuracy of the information, Licensor agrees to provide the Exchange with Licensor's current Marks as they may be amended from time to time. The Exchange acknowledges that Licensor is the owner of all right, title and interest in the Marks, the Exchange's use of the Marks inures to the benefit of Licensor, and the Exchange will not contest the validity of or otherwise impair Licensor's rights in the Marks.  The Exchange also acknowledges Licensor's right to inspect and disapprove of the Exchange's ongoing use of the Marks and such inspection and disapproval may be conducted by the Company on behalf of the Licensor. This right in no way requires the Exchange to receive approval from Licensor or the Company prior to use of the Marks.  Other than the rights granted here and in the Mark Authorization Form, the Exchange acknowledges that it has no other rights in Licensor's Marks.

3. Licensor agrees to hold harmless and indemnify the Exchange (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of the Exchange's use of Licensor's Marks in accordance with the terms of this Mark Authorization Form.

| AUTHORIZED LICENSOR SIGNATURE | |
|---|---|
| Signature: | Date: |

| AUTHORIZED COMPANY SIGNATURE | |
|---|---|
| Signature: | Date: |

# Cboe BZX Exchange, Inc.
## Artwork Requirements

To help investors recognize companies listed on the Exchange, the Exchange uses company logos or marks, where appropriate, instead of trading symbols.

**GUIDELINES FOR ARTWORK**

1.  Since the Exchange implements your logos or marks across varied media (with distinct requirements), all submissions must be in EPS (Encapsulated PostScript) format created in a vector drawing program (Adobe Illustrator or Macromedia Freehand).

2.  Three versions of the company logos or marks are required (or six if both horizontal and vertical aspect versions are available):

    - 1 version in color
    - 1 version in color suitable for black background (required only if original logo or mark is not clearly visible on a black background)
    - 1 version in grayscale (for black and white print ads).

3.  All fonts must be converted to outlines.

4.  All required registered marks, trademarks and service marks should be part of the artwork.

5.  No low-resolution flattened artwork in the following applications will be accepted:  Adobe PageMaker or InDesign, Microsoft PowerPoint, Word or Excel, Corel Draw, or QuarkXpress.

**SUBMITTING ARTWORK**

**Submit the completed and signed Authorization Form and all artwork and materials to** *listingapp@cboe.com*.

# Cboe BZX Exchange, Inc.
## Issuer Description

This form should be completed at the time of application for listing or to update a previously provided description.

**Please check appropriate box:**

&#9633;    Issuer description at time of application

&#9633;    Updated issuer description

# Cboe BZX Exchange, Inc.
## Shareholder Data Release Consent

I hereby consent to the release of periodic shareholder count data by Broadridge Financial Solutions, Inc. to Cboe BZX Exchange, Inc., hereby referenced as "the Exchange," on all or some current or future issues listed on the Exchange.

We understand that this information will not identify any beneficial holder and will be used for regulatory purposes only.

| Please sign and date below: | |
|---|---|
| I, <br><br>(Name of Individual) | as <br><br>(Title) |
| of <br>(Corporation or Trust Name) | |



## Cboe BZX Exchange, Inc. Listing Application and Related Forms: Tracking Fund Shares

To list "Exchange-Traded Fund Shares" on Cboe BZX Exchange, Inc. a company must complete and submit all materials set forth below on the Listing Checklist to *listingapp@cboe.com* .

| LISTING CHECKLIST<br>**The following documentation is required to be submitted prior to launch:** |
| --- |
| **Due 10 days prior to launch:** |
| Completed and Executed Listing Application including signatures on the following: |
| Representation Affirmation |
| Fund Information Spreadsheet |
| Sample Portfolio Data (For each component include CUSIP, ISIN, or SEDOL and the percentage of the portfolio) |
| Board Resolution authorizing listing on Cboe BZX Exchange, Inc. |
| Certificate of Good Standing dated within 90 days of launch |
| **Due 5 days prior to launch:** |
| LMM Finalization |
| **Due 4 p.m. ET 3 days prior to launch date** *(delays in adherence to this timeline may cause postponement of launch):* |
| Form N-1A (Final *Effective* Registration Statement) |
| Form 8-A (Registration of Securities) |

All application materials sent to Cboe BZX Exchange, Inc. (the "Exchange") will be reviewed for completeness, deemed confidential and handled in a secure environment. Applications may be shared with the Securities and Exchange Commission (the "SEC") and other self-regulatory organizations, as necessary, to evaluate and process the application. The Exchange may request additional documentation in addition to what is listed in the Listing Checklist.

If you have questions on completing the Listing Application and related forms, you may direct them to *listingapp@cboe.com* or by telephone at 913-815-7101.  Each reference herein to "Rule" is a Cboe BZX Exchange, Inc. Listing Rule, unless otherwise indicated.

**GENERAL LISTING INFORMATION**

| GENERAL CORPORATE/TRUST INFORMATION |
| --- |
| Corporation/Trust Name (the "Company"): |
| Address of Principal Executive Office: |
| City, State, Zip: |

| Phone: | Website: |
| --- | --- |

| State of Incorporation/Date of Incorporation: |
| --- |
| ☐    Foreign Private Issuer |
| SEC File Number: |
| Central Index Key Number (CIK): |

| BILLING INFORMATION<br>Please provide contact information for purposes of billing for ETP Listings |
| --- |
| Firm Name: |
| Billing Mailing Address: |
| City, State, Zip: |

| Billing Phone: | Billing Email Address: |
| --- | --- |
| Billing Contact(s): | Billing Contact Email Address (if different than email provided above): |

| APPLICATION PRIMARY CONTACT<br>Please provide a primary contact for the purposes of processing this Listing Application. |
| --- |
| Contact Name: |
| Address of Principal Executive Office: |
| City, State, Zip: |

| Phone: | Email: |
| --- | --- |

| SECURITY INFORMATION | |
|---|---|
| Name of Security: | |
| Ticker Symbol(s): | |
| Description: | |
|     Initial Listing<br><br>    Listing Transfer   Current listing market: _____    Current ticker symbol: _____<br><br>    Other (please specify): | |
| Rule Filing Number (if applicable): | |
| All Applicable Exemptive Relief (34 and 40 Act): | |
| Expected effective date of registration statement: | |
| Expected date of initial trading on the Exchange (launch date): | |
| Will the CUSIP number(s) be included in the file of eligible issues of a registered securities depository upon the commencement of trading? | |
| Yes      No | |

**ADDITIONAL INFORMATION AND DOCUMENTATION**

The fact that an applicant may meet the Exchange's numerical guidelines does not necessarily mean that its application will be approved.  In connection with the review of any application, and as set forth in the Exchange's Listing Rules, the Exchange reserves the right to request additional information or documentation, public or non-public, deemed necessary to make a determination regarding a security's qualification for initial inclusion, including but not limited to, any material provided to or received from the SEC or other regulatory authority.

*Please provide information in a separate attachment to this application if the Company must answer in the affirmative to the questions below.*

**Regulatory Proceedings/Litigation**

☐   Check here if the Company can answer in the affirmative to the following:

With respect to the Company, its predecessors and its subsidiaries, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings commenced within the past ten (10) years:

    a)   that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

    b)   in which claims material to the Company are or were asserted under federal and/or state securities, tax or bankruptcy laws; or

    c)   in which claims material to the Company are or were asserted otherwise alleging fraud, deceit or misrepresentation. To the extent that such items have been disclosed in the Company's SEC filings, the

applicant may refer to and/or submit copies of the relevant SEC's filings in which such matters were disclosed in lieu of providing a detailed description.

In connection with all proceedings that have been concluded, please provide documentation, which reflects the final disposition of each proceeding. The Company should update Staff promptly of any and all material developments related to the matters identified in the response to these questions and should supplement its response if additional matters arise while its application is pending.

☐ Check here if the Company can answer in the affirmative to the following:

With respect to current executive officers, directors, and ten (10) percent or greater shareholders, the Company has engaged in inquiries, investigations, lawsuits, litigation, arbitration, hearings, or any other legal or administrative proceedings:

    a)    that are or were initiated or conducted by any regulatory, civil or criminal agency (including but not limited to the SEC, FINRA, PCAOB, state securities regulators, Commodities Futures Trading Commission, Department of Justice, state bar associations, state boards of accountancy, or any foreign regulatory, civil or criminal authority); or

    b)    in which claims are or were asserted otherwise alleging fraud, deceit or misrepresentation and seeking damages in excess of $100,000.

Note: With respect to the regulatory proceedings and litigation questions above, there is no limit on the time frame covered by the request.

Upon review of the information provided by the applicant, Staff may request additional information, such as copies of all court and administrative filings, and documents, which reflect the substance of the allegations of any proceedings described above, and the sanctions imposed, including but not limited to, complaints, indictments, opinions, orders, final judgments, letters of censure, consents, undertakings and SEC formal orders of investigation.

**Bridge Financings, Shelf Registrations, Regulation S Offerings or Private Placements**

☐ Check here if the Company has entered into any bridge financings, shelf registrations, Regulation S offerings, or private placements within the past six months. In a separate attachment to this application, describe the transactions in detail (i.e., date, price per share, discount, terms of conversion, the investors and their relationship to the company or other participants in the transactions), including the terms and conditions of any resale restrictions**.**

**Direct Registration Program (Rule 14.7)**

☐ Check here if the Company is eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act, such as the one offered by The Depository Trust Company ("DTC"); and that the security to be listed is eligible for a Direct Registration Program, or will be on the commencement of trading on the Exchange, *or* the security is issued in book entry form only and is exempt from this requirement.

**Board Resolutions Authorizing Issuance and Listing**

☐ Check here if the Company has included with this application a board resolution authorizing issuance and listing or separate documentation representing authority to determine the appropriate primary listing Exchange for the Fund.

**Tracking Fund Shares**

☐ Check here if the Company affirms that it will advise the Exchange of any failure by a Fund to comply with any other continued listing requirements applicable under Rule 14.11(m) and, where a Fund is listed pursuant to a rule filing under Section 19(b) of the Act, the Company affirms that it will advise the Exchange of any failure by the Fund to comply with the continued listing requirements, which include all statements and representations

made in the associated rule filing regarding the description of the portfolio or reference assets, limitations on portfolio holdings or reference assets, dissemination and availability of reference asset (as applicable), or the applicability of Exchange listing rules specified in the filing.

☐ Check here if the Company affirms that, upon listing, the Net Asset Value per share of each Fund will be calculated daily and the NAV, Tracking Basket, and Fund Portfolio will be made available to all market participants at the same time.

☐ Check here if the Company affirms that: (i) the investment adviser will invest in a portfolio of securities consistent with the Investment Company's objectives and will not be used to enhance leverage; and (ii) will disclose the Fund Portfolio within at least 60 days following the end of every fiscal quarter.

☐ Check here if the Company affirms that any person related to the investment adviser or Company who makes decisions pertaining to the Fund Portfolio and/or the Tracking Basket or has access to nonpublic information regarding the Fund Portfolio and/or the Tracking Basket or changes thereto is subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the Fund Portfolio and/or the Tracking Basket or changes thereto.

☐ Check here if the Company affirms that: (i) any person or entity, including a custodian, Reporting Authority, distributor, or administrator, who has access to nonpublic information regarding the Fund Portfolio or the Tracking Basket or changes thereto, is subject to procedures designed to prevent the use and dissemination of material nonpublic information regarding the applicable Fund Portfolio or the Tracking Basket or changes thereto; and (ii) that any such person or entity that is registered as a broker-dealer or affiliated with a broker-dealer, has erected and will maintain a "fire wall" between the person or entity and the broker-dealer with respect to access to information concerning the composition and/or changes to such Fund Portfolio or Tracking Basket.

☐ Check here if the Company affirms that, to the extent that the investment adviser: (i) is currently registered as a broker-dealer or affiliated with a broker-dealer, the investment advisor has erected and will maintain a "fire wall" between the investment adviser and personnel of the broker-dealer or broker-dealer affiliate, as applicable, with respect to access to information concerning the composition of and/or changes to the Fund Portfolio and/or the Tracking Basket; and (ii) becomes registered as a broker-dealer or affiliated with a broker-dealer, the investment adviser will implement a "fire wall" between the investment adviser and personnel of the broker-dealer or broker-dealer affiliate, as applicable, with respect to access to information concerning the composition of and/or changes to the Fund Portfolio and/or the Tracking Basket.

**Initial Shares Outstanding**

☐ Check here if each Fund will have a minimum of 100,000 shares at start-up of trading.

| AFFIRMATION | |
|---|---|
| (Name of Individual) | (Title) |
| (Company Name) | |
| hereby certify, to the best of my knowledge and belief, that the information contained in the application is true and correct, as of the date below, and will notify the Exchange promptly of any material changes. | |
| (Signature of Company Officer) | (Date) |

## Exhibit J

**Exhibit Request:**

    **A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:**

    **1.     Name.**

    **2.     Title.**

    **3.     Dates of commencement and termination of term of office or position.**

    **4.     Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

**Response:**

    1.     <u>Officers</u>

    Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

| Officers | | | |
|---|---|---|---|
| Name: | Title: | Appointment Date: | Termination/ Change Position Date: |
| Alexandra Albright | Senior Vice President, Chief Compliance Officer | 02/28/17 | 02/11/19 – Change in title |
| Jen Browning | Vice President, Head of Human Resources | 07/29/19 | |
| Kevin Carrai | Vice President, Market Data and Access Services | 02/10/15 | 02/11/19 – Change in title |
| Cole Chmielewski | Vice President, Operations | 02/22/20 | |
| Catherine Clay | Senior Vice President, Information Solutions | 02/13/18 | 02/11/19 – Change in title |
| Gary Compton | Vice President, Communications | 07/30/18 | 02/11/19 – Change in title |

| | | | |
|---|---|---|---|
| Jeff Connell | Vice President, Deputy Chief Regulatory Officer | 11/02/15 | 03/01/18 - Change in title |
| Brent Coonrod | Vice President, Software Engineering | 01/07/19 | |
| Eric Crampton | Senior Vice President, CTO | 05/12/15 | 01/14/19 – Change in title |
| Arianne Criqui | Senior Vice President, Head of Options and Business Development | 01/07/19 | |
| Gina DeRaimo | Vice President, Derivatives Institute | 01/07/20 | |
| John Deters | Executive Vice President, Chief Strategy Officer & Head of Multi-Asset Solutions | 02/28/17 | 02/11/19 – Change in title |
| Laura Dickman | Vice President, Associate General Counsel | 02/13/18 | 03/01/18 - Change in title |
| James Enstrom | Senior Vice President, Chief Audit Executive | 02/28/17 | 02/11/19 – Change in title |
| Angelo Evangelou | SVP, Chief Policy Officer | 02/11/20 | |
| Todd Furney | Vice President, Chief Risk Officer | 02/28/17 | |
| Jennifer Golding | Vice President, Associate General Counsel, Chief Litigation Officer | 07/30/18 | |
| Jill Griebenow | Senior Vice President & Chief Accounting Officer | 08/15/18 | |
| Jackie Hancock | Vice President, Controller | 11/01/18 | |
| Bryan Harkins | Executive Vice President, Head of Markets Division | 02/10/15 | 10/30/19 – Change in title |

| John Hiatt | Vice President, Product Development | 02/11/19 | | |
| Rob Hocking | Senior Vice President, Head of Derivatives Strategy | 12/17/18 | | |
| Gregory Hoogasian | Senior Vice President, Chief Regulatory Officer | 02/28/17 | | |
| Dave Howson | EVP and President, Cboe Europe | 02/11/20 | | |
| Adam Inzirillo | SVP, Head of U.S. Equities | 10/28/19 | | |
| Chris Isaacson | Executive Vice President, COO | 02/10/15 | | 01/14/19 – Change in title |
| Brett Johnson | Vice President, Software Engineering | 01/07/19 | | |
| Carol Kennedy | SVP, Chief Communications Officer | 02/11/20 | | |
| Jennifer Lamie | Vice President, Chief Regulatory Advisor | 02/13/18 | | 03/01/18 - Change in title |
| Stephanie Marrin Lara | Vice President, Deputy Chief Regulatory Officer | 02/13/18 | | 03/01/18 - Change in title |
| Andrew Lowenthal | Executive Vice President, International Expansion | 02/28/17 | | 10/30/19 – Change in title |
| Marc Magrini | Vice President, Administration | 02/13/18 | | |
| Emily Mitchell | Vice President, Tax | 02/11/20 | | |
| Michael Mollet | VP, MAS Product Development | 10/28/19 | | |
| Anthony Montesano | Vice President, TSD and Registration | 02/13/18 | | 03/01/18 - Change in title |
| Laura Morrison | Senior Vice President, ETP Listings | 05/12/15 | | 03/01/18 - Change in title |
| Kyle Murray | VP and Associate General Counsel | 10/28/19 | | |

| Dan Overmyer | Vice President, Options Regulation | 12/17/18 | |
|---|---|---|---|
| Arthur Reinstein | Senior Vice President and Deputy General Counsel | 02/28/17 | 03/01/18 - Change in title |
| Brian N. Schell | Executive Vice President, Chief Financial Officer, Treasurer | 02/10/15 | |
| Curt Schumacher | Vice President, Infrastructure | 02/13/18 | 02/11/19 – Change in title |
| John Sexton | Executive Vice President, General Counsel & Corporate Secretary | 02/28/17 | 03/01/18 - Change in title |
| Steven Sinclair | Vice President, Systems Development | 02/13/18 | |
| Eileen Smith | Vice President, Data and Analytics | 02/13/18 | 02/11/19 – Change in title |
| Ed Tilly | President and CEO | 02/28/17 | 01/14/19 – Change in title |
| Aaron Weissenfluh | Vice President, Chief Information Security Officer | 02/10/15 | |
| Troy Yeazel | Senior Vice President, Operations | 11/02/15 | |
| Vivian Yiu | Vice President, FX Chief Operating Officer | 11/01/16 | 06/12/20 - Change in title |
| **Former Officers** | | | |
| Name: | Title: | Appointment Date: | Termination/ Change Position Date: |
| Chris Concannon | President & COO | 02/10/15 | 01/14/19 |
| David Gray | Senior Vice President, Global Client Services | 02/28/17 | 01/14/19 |
| Rodney Burt | Vice President, Infrastructure | 02/10/15 | 04/01/19 |

| William Looney | Vice President, Advancement & Strategy, Index Options | | 07/30/18 | | 04/22/19 |
|---|---|---|---|---|---|
| William Speth | Senior Vice President, Research | | 02/13/18 | | 06/03/19 |
| Anders Franzon | Senior Vice President and Deputy General Counsel | | 11/02/15 | | 06/07/19 |
| Paul Ciciora | Vice President, Systems Infrastructure | | 02/13/18 | | 06/14/19 |
| Bryan Christian | Senior Vice President, Sales US Equities | | 02/10/15 | | 07/01/19 |
| Alicia Goldberg | Vice President, Statistical Analysis | | 02/28/17 | | 11/01/19 |
| Mark Novak | Vice President, Software Engineer | | 02/13/18 | | 11/01/19 |
| Bradley Samuels | Vice President, Systems Development | | 02/13/18 | | 11/01/19 |
| Michael Trees | Vice President, Trading System Development | | 02/13/18 | | 01/03/2020 |
| Mark Hemsley | Senior Vice President | | 01/07/20 | | 02/28/20 |
| Lawrence Bresnahan | Vice President, Market & Member Regulation | | 02/13/18 | | 06/26/20 |

2.     Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange.  Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal.  The current directors of the Exchange are the persons listed below:

| Directors | | | | | |
|---|---|---|---|---|---|
| Name | Classification(s) | | Appointment Date: | | Termination Date: |
| Ed Tilly | Chairman & Director | | 02/28/17 | | |
| Bruce Andrews | Director | | 02/13/18 | | |

| Kevin Murphy | Director | | 02/13/18 | | |
| Jill Sommers | Director | | 10/26/15 | | |
| **Former Directors** | | | | | |
| Name: | Title: | | Appointment Date: | Termination/Change Position Date: | |
| David Roscoe | Director | | 10/13/10 | 02/11/20 | |
| Scott Wagner | Director | | 10/27/16 | 02/11/20 | |

3.  Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Ed Tilly (Chairman)
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe
- Jill Sommers

## Exhibit K

**Exhibit Request:**

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange.  If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant.  If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital.  For each of the persons listed in the Exhibit K, please provide the following:

1.      Full legal name;

2.      Title or Status;

3.      Date title or status was acquired;

4.      Approximate ownership interest; and

5.      Whether the person has control, a term that is defined in the instructions to this Form.

**Response:**


Cboe BZX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc.  Bats Global Markets Holdings, Inc. is the sole stockholder of the Exchange, and acquired its interest in the Exchange on August 18, 2008.  Bats Global Markets Holdings, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

Bats Global Markets Holdings, Inc. is wholly-owned by Cboe Bats, LLC (f/k/a CBOE V, LLC) Cboe Bats, LLC is the sole stockholder of Bats Global Markets Holdings, Inc. and acquired its interest in Bats Global Markets Holdings, Inc. on January 31, 2014.  Cboe Bats, LLC exercises "control" over the Exchange, as the term is defined in the Form 1 instructions.

Cboe Bats, LLC is wholly-owned by Cboe Global Markets, Inc.  Cboe Global Markets, Inc. is the sole member of Cboe Bats, LLC, and acquired its interest in Cboe Bats, LLC on September 23, 2016.  Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.  Cboe Global Markets, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions.

## Exhibit M

**Exhibit Request:**

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions).  A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time.  When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

**Response:**

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| ABN AMRO Clearing Chicago LLC | 10/15/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 5/13/1985 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard Suite 400 Chicago, IL 60604 | 312-604-8000 | Clearing, Transact Business with the Public, Brokerage |
| ACS Execution Services, LLC | 1/15/2016 | 1/15/2016 | 1/15/2016 | 1/15/2016 | NA | NA | Member TPH | 12 Broad Street 2nd Floor Red Bank, NJ 07701 | 732-204-8999 | Proprietary Trading |
| Agency Desk, LLC | 7/1/2009 | NA | NA | NA | NA | NA | Member TPH | 590 Madison Avenue 21st Floor New York, NY 10022 | 212-935-9835 | Market Maker |
| Akuna Securities LLC | 9/15/2015 | NA | NA | 8/14/2017 | 2/2/2012 | 2/12/2015 | Member TPH | 333 S Wabash Avenue Suite 2600 Chicago, IL 60604 | 312-994-4640 | Market Maker, Proprietary Trading |
| All Rise Trading LLC | NA | NA | NA | NA | 8/14/2018 | NA | Member TPH | 141 W. Jackson Bolvd., Suite 300A, Chicago, IL 60604 | 312-483-2147 | Floor Broker |
| Alpha Direct LLC | 8/20/2015 | 8/20/2015 | 8/20/2015 | 8/20/2015 | NA | NA | Sponsored Participant | 533 2nd Street Encinitas, CA 92024 | 858-947-8650 | Proprietary Trading |
| Alpha Trading, LP | 10/24/2017 | 10/24/2017 | 10/24/2017 | 10/24/2017 | NA | NA | Member TPH | 640 W California Avenue Sunnyvale, CA 94086 | 408-990-1940 | Market Maker, Proprietary Trading |
| Alpha Trading, LP | 2/22/2019 | 2/22/2019 | 2/22/2019 | 2/22/2019 | NA | NA | Sponsored Participant | 640 W California Avenue Sunnyvale, CA 94086 | 408-990-1940 | Market Maker, Proprietary Trading |
| Alpine Securities Corporation | 11/3/2008 | 11/15/2010 | NA | NA | NA | NA | Member TPH | 39 Exchange Place Salt Lake City, UT 84111 | 801-355-5588 | Agency |
| AMS Derivatives B.V. | 8/14/2019 | 9/10/2019 | 9/10/2019 | 8/14/2019 | 12/1/2017 | 6/5/2019 | Member TPH | Strawinskylann 3095 Amsterdam, 1077ZX Netherlands | 31-020-708-7000 | Proprietary Trading |
| Apex Clearing Corporation | 6/5/2012 | 6/5/2012 | 6/5/2012 | 6/5/2012 | 6/6/2012 | 6/6/2012 | Member TPH | One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201 | 214-765-1055 | Clearing, Transact Business with the Public |
| Archipelago Securities LLC | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 353 N Clark Street Suite 3200 Chicago, IL 60654 | 312-836-6700 | Limited Routing Facility of ICE affiliated Exchanges |
| Athena Capital Research, LLC | 7/1/2009 | 10/20/2010 | NA | NA | NA | NA | Sponsored Participant | 440 9th Avenue 11th Floor New York, NY 10001 | 212-931-9056 | Proprietary Trading |
| ATM Execution LLC dba Cowen Electronic | 3/15/2012 | 3/15/2012 | 3/21/2012 | 3/21/2012 | NA | NA | Member TPH | 599 Lexington Avenue 21st Floor New York, NY 10022 | 646-562-1010 | Public Customer Business |
| Axos Financial LLC | 10/15/2009 | NA | NA | NA | NA | NA | Member TPH | 1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102 | 402-384-6100 | Clearing Services |
| Barclays Capital Inc. | 8/18/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 9/22/2008 | 10/6/2010 | Member TPH | 745 7th Avenue New York, NY 10019 | 212-526-7000 | Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading |
| Bay Crest Partners, LLC | 10/15/2008 | NA | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 40 Wall Street 42nd Floor New York, NY 10005 | 212-480-1400 | Agency |
| Belvedere Trading LLC | 11/1/2011 | 3/1/2012 | 11/29/2011 | 10/16/2018 | 1/3/2005 | 4/4/2011 | Member TPH | 10 S Riverside Plaza Suite 2100 Chicago, IL 60606 | 312-893-3750 | Market Maker, Proprietary Trading |
| BGC Financial, LP | 8/17/2009 | NA | NA | NA | NA | NA | Member TPH | One Seaport Plaza 19th Floor New York, NY 10038 | 646-346-7000 | Agency |
| Bluefin Capital Management, LLC | 8/3/2009 | 6/1/2015 | 9/27/2013 | 8/13/2013 | 4/27/2009 | NA | Member TPH | 3 Park Avenue 37th Floor New York, NY 10016 | 212-457-9150 | Market Maker, Proprietary Trading |
| BMO Capital Markets Corp. | 8/18/2008 | 11/15/2010 | 7/15/2014 | 7/15/2014 | 10/8/2013 | 11/15/2013 | Member TPH | 3 Times Square New York, NY 10036 | 212-885-4000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| BNP Paribas Securities Corp. | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | 1/5/2005 | 10/15/2010 | Member TPH | 787 7th Avenue New York, NY 10019 | 212-841-2000 | Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public |
| BNY Mellon Capital Markets, LLC | NA | NA | NA | 1/17/2017 | NA | NA | Member TPH | 101 Barclay Street New York, NY 10286 | 212-815-4972 | Market Maker |
| Boerboel Capital LLC | 11/17/2017 | 8/27/2019 | 8/27/2019 | 8/27/2019 | 2/1/2017 | NA | Member TPH | 300 N LaSalle Street Suite 2060 Chicago, IL 60654 | 708-967-6843 | Market Maker |
| Boerboel Capital LLC | 1/30/2019 | 1/30/2019 | 1/30/2019 | 1/30/2019 | NA | NA | Sponsored Participant | 300 N LaSalle Street Suite 2060 Chicago, IL 60654 | 708-967-6843 | Market Maker |
| Boerboel Trading LP | 10/15/2018 | 10/15/2018 | 10/15/2018 | 10/15/2018 | NA | NA | Sponsored Participant | Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104 | ############ | Proprietary Trading |
| BofA Securities, Inc. | 9/19/2018 | 9/19/2018 | 9/19/2018 | 9/19/2018 | 5/13/2019 | 5/13/2019 | Member TPH | One Bryant Park New York, NY 10036 | 201-671-5685 | Clearing Services, Firm Proprietary Trading, Public Customer Business |
| BTIG, LLC | 8/18/2008 | 11/15/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 600 Montgomery Street 6th Floor San Francisco, CA 94111 | 415-248-2200 | Market Maker |
| C&C Trading LLC | 8/18/2008 | 10/11/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 71 Arch Street 1st Floor Greenwich, CT 06830 | 212-706-1227 | Proprietary Trading |
| Canaccord Genuity LLC | 10/1/2013 | 10/1/2013 | 6/10/2010 | 6/10/2010 | NA | NA | Member TPH | 535 Madison Avenue New York, NY 10022 | 212-389-8000 | Market Maker |
| Canadian Imperial Holdings, Inc. | 10/15/2008 | 11/15/2010 | NA | NA | NA | NA | Sponsored Participant | 300 Madison Avenue 5th Floor New York, NY 10017 | 212-856-3877 | Proprietary Trading |
| Cantor Fitzgerald & Co. | 10/23/2008 | 2/13/2015 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 110 E 59th Street 4th Floor New York, NY 10022 | 212-938-5000 | Agency, Institutional Trading |
| Capital Institutional Services, Inc. | 8/18/2008 | NA | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 1700 Pacific Avenue Suite 1100 Dallas, TX 75201 | 214-720-0055 | Agency |
| Cardinal Capital Management, LLC | 1/24/2019 | NA | NA | NA | 10/1/2007 | NA | Member TPH | 141 W Jackson Boulevard Suite 2200A Chicago, IL 60604 | 312-477-8400 | Market Maker/Proprietary |
| Cboe Trading, Inc. | 10/23/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 7/26/2019 | 4/18/2018 | Member TPH | 8050 Marshall Drive Suite 120 Lenexa, KS 66214 | 913-815-7000 | Limited Routing Facility of Cboe affiliated Exchanges |
| CF Global Trading, LLC | 10/23/2008 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 60 E 42nd Street Suite 1455 New York, NY 10165 | 212-888-4711 | Market Maker |
| Charles Schwab & Co., Inc. | NA | NA | NA | 4/3/2017 | NA | NA | Member TPH | 211 Main Street San Francisco, CA 94105 | 415-636-7000 | Clearing, Transact Business with the Public |
| Chimera Securities, LLC | 11/17/2017 | 11/27/2017 | 11/27/2017 | 11/17/2017 | NA | NA | Sponsored Participant | 27 Union Square West 4th Floor New York, NY 10003 | 646-597-6145 | Proprietary Trading |
| CIBC World Markets Corp. | 8/18/2008 | 11/15/2010 | NA | NA | 2/14/1973 | NA | Member TPH | 425 Lexington Avenue New York, NY 10017 | 212-856-4000 | Clearing, Transact Business with the Public |
| Citadel Securities LLC | 10/23/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 4/17/2002 | 10/7/2010 | Member TPH | 131 S Dearborn Street 32nd Floor Chicago, IL 60603 | 312-395-2100 | Market Maker, Order Flow Provider, Brokerage |
| Citigroup Derivatives Markets Inc. | 2/15/2018 | NA | NA | 2/15/2018 | 12/3/2004 | 2/25/2011 | Member TPH | 130 Cheshire Lane Suite 102 Minnetonka, MN 55305 | 212-723-2960 | Market Maker |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Citigroup Global Markets Inc. | 9/24/2008 | 12/15/2010 | 5/25/2010 | 5/27/2010 | 5/2/2011 | 6/3/2019 | Member TPH | 390-388 Greenwich Street New York, NY 10013 | 212-816-6000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Clarksons Platou Securities, Inc. | NA | NA | 1/15/2015 | NA | NA | NA | Member TPH | 280 Park Avenue 21st Floor New York, NY 10017 | 212-317-7080 | Public Customer Business |
| Clear Street Markets, LLC | 7/16/2012 | 7/16/2012 | 8/20/2012 | 8/20/2012 | 6/6/2012 | 3/22/2019 | Member TPH | 55 Broadway Suite 2102 New York, NY 10006 | 646-738-4066 | Market Maker, Proprietary Trading |
| Clear Street, LLC | 3/18/2019 | 8/14/2019 | 8/14/2019 | 8/14/2019 | NA | NA | Member TPH | 55 Broadway Suite 2102 New York, NY 10006 | 646-738-4068 | Public Customer Business, Clearing, Proprietary Trading |
| Clearpool Execution Services, LLC | 5/15/2014 | 5/15/2014 | 6/16/2014 | 6/16/2014 | NA | NA | Member TPH | 17 State Street 38h Floor New York, NY 10004 | 212-531-8500 | Public Customer Business |
| CMT Fund XXV Limited | 7/2/2012 | 7/2/2012 | NA | NA | NA | NA | Sponsored Participant | 500 W Monroe Street Suite 2630 Chicago, IL 60661 | 312-320-7897 | Agency |
| CMT Trading LLC | 3/17/2014 | 3/17/2014 | 3/5/2014 | 3/5/2014 | NA | NA | Member TPH | 500 W Monroe Street Suite 2630 Chicago, IL 60661 | 312-930-9050 | Market Maker, Proprietary Trading |
| CODA Markets, Inc. | 10/15/2008 | 10/4/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 2624 Patriot Boulevard Glenview, IL 60026 | 224-521-2700 | ATS |
| Cognitive Capital, LLC | NA | NA | NA | NA | 5/13/2004 | NA | Member TPH | 141 W Jackson Boulevard Suite 1620 Chicago, IL 60604 | 312-431-0400 | Proprietary Trading |
| Comhar Capital Markets, LLC | 2/27/2017 | 12/13/2019 | 12/13/2019 | NA | NA | NA | Member TPH | 311 S Wacker Drive Suite 2280A Chicago, IL 60606 | 872-205-0190 | Proprietary Trading |
| Consolidated Trading, LLC | NA | NA | NA | NA | 1/2/2002 | NA | Member TPH | 71 S Wacker Drive Suite 2300 Chicago, IL 60606 | 312-360-7300 | Market Maker |
| Cowen and Company, LLC | 8/18/2008 | 10/7/2010 | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 599 Lexington Avenue 20th Floor New York, NY 10022 | 646-562-1010 | Market Maker |
| Cowen Execution Services LLC | 10/15/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 1633 Broadway 48th Floor New York, NY 10019 | 800-367-8998 | Full Service |
| Cowen Prime Services LLC | 3/15/2011 | 3/15/2011 | NA | NA | NA | NA | Member TPH | 599 Lexington Avenue 21st Floor New York, NY 10022 | 646-562-1010 | Public Customer Business, Proprietary Trading |
| Credit Suisse Securities (USA) LLC | 9/3/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 8/14/1981 | 10/8/2010 | Member TPH | 11 Madison Avenue New York, NY 10010 | 212-325-2000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Critical Trading, LLC | 7/1/2014 | 6/8/2018 | NA | 6/8/2018 | NA | NA | Member TPH | 120 W 45th Street 15th Floor New York, NY 10036 | 646-918-0529 | Market Maker, Proprietary Trading |
| CSS, LLC | NA | NA | NA | NA | 8/21/1998 | NA | Member TPH | 175 W Jackson Boulevard Suite 440 Chicago, IL 60604 | 312-542-8505 | Proprietary Trading |
| CTC, LLC | 3/15/2018 | NA | NA | NA | 3/25/1998 | 3/3/2011 | Member TPH | 440 S LaSalle Street 4th Floor Chicago, IL 60605 | 312-863-8000 | Market Maker |
| Cutler Group, LP | 4/1/2010 | 10/6/2010 | NA | 10/16/2015 | 4/5/1999 | 12/4/2019 | Member TPH | 101 Montgomery Street Suite 700 San Francisco, CA 94104 | 415-293-3956 | Market Maker, Proprietary Trading |
| Dash Financial Technologies LLC | 10/23/2008 | 7/2/2012 | 6/9/2010 | 6/9/2010 | 5/19/2000 | 9/30/2010 | Member TPH | 311 S Wacker Drive Suite 1000 Chicago, IL 60606 | 312-986-2006 | Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage |
| Deutsche Bank Securities Inc. | 10/15/2008 | 10/11/2010 | 5/21/2010 | 5/21/2010 | 4/25/1996 | 8/15/2011 | Member TPH | 60 Wall Street New York, NY 10005 | 212-250-2500 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| DRW Execution Services, LLC | 11/19/2019 | 11/19/2019 | 11/19/2019 | 11/19/2019 | NA | NA | Member TPH | 540 W Madison Street Suite 2500 Chicago, IL 60661 | 312-542-1090 | Proprietary Trading |
| DRW Securities, LLC | 9/1/2009 | 11/1/2010 | 5/25/2010 | 5/27/2010 | 11/23/1998 | 1/22/2016 | Member TPH | 540 W Madison Street Suite 2500 Chicago, IL 60661 | 312-542-1000 | Market Maker, Proprietary Trading |
| DRW Singapore Ltd. | 11/19/2018 | NA | NA | 11/19/2018 | NA | NA | Sponsored Participant | 8 Marina View Asia Square Tower 1 \| #32-05 Singapore 018960 | 312-542-1005 | Proprietary Trading |
| Dynamic Technology Lab Pte. Ltd. | 11/5/2018 | 11/5/2018 | 11/5/2018 | 11/5/2018 | NA | NA | Sponsored Participant | 07-00, 178 Clemenceau Avenue Singapore 239926 | 656-610-4693 | Proprietary Trading |
| E D & F Man Capital Markets Inc. | NA | NA | NA | NA | 3/1/2019 | 6/7/2019 | Member TPH | 140 E. 45th Street 10th Floor New York, NY 10017 | 212-618-2800 | Clearing, Public Customer Business |
| E*TRADE Securities LLC | NA | NA | NA | 6/10/2010 | NA | NA | Member TPH | 11 Times Square 32nd Floor New York, NY 10036 | 646-521-4300 | Public Customer Business |
| Electronic Transaction Clearing, Inc. | 10/23/2008 | 9/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | 660 S Figueroa Street Los Angeles, CA 90017 | 949-533-1885 | Market Maker |
| Evercore Group LLC | NA | NA | 5/10/2017 | NA | NA | NA | Member TPH | 55 E 52nd Street New York, NY 10055 | 212-857-3100 | Public Customer Business |
| FIS Brokerage & Securities Services LLC | 8/18/2008 | 10/1/2010 | 5/6/2010 | 5/6/2010 | NA | NA | Member TPH | 2100 Enterprise Avenue Geneva, IL 60134 | 630-482-7100 | Agency |
| Flow Traders U.S. Institutional Trading LLC | NA | NA | 6/1/2016 | NA | NA | NA | Member TPH | 1114 Avenue of the Americas 4th Floor New York, NY 10036 | 917-210-5000 | Riskless Principal |
| Flow Traders U.S. LLC | 10/1/2009 | 8/1/2012 | 2/28/2014 | 2/28/2014 | NA | NA | Member TPH | 1114 Avenue of the Americas 4th Floor New York, NY 10036 | 917-210-5000 | Proprietary Trading |
| G1 Execution Services, LLC | 8/18/2008 | 12/1/2010 | 4/17/2010 | 4/17/2010 | NA | NA | Member TPH | 175 W Jackson Boulevard Suite 1700 Chicago, IL 60604 | 312-362-0404 | Market Maker |
| Gair Loch Enterprises Ltd. | 2/22/2019 | 2/22/2019 | 4/8/2019 | 4/8/2019 | NA | NA | Sponsored Participant | 540 W. Madison Suite 2500 Chicago, IL 60661 | 312-542-1193 | Proprietary Trading |
| Gair Loch Enterprises Ltd. | 12/2/2019 | 12/2/2019 | 12/2/2019 | 12/2/2019 | NA | NA | Sponsored Participant | 540 W. Madison Suite 2500 Chicago, IL 60661 | 312-542-1193 | Proprietary Trading |
| Geneva Stock, LLC | NA | NA | NA | NA | 4/6/2001 | NA | Member TPH | 440 S LaSalle Street Suite 1711 Chicago, IL 60605 | 312-362-4404 | Market Maker |
| Global Execution Brokers, LP | 2/1/2010 | 10/5/2010 | 12/1/2015 | 10/15/2015 | 12/23/2003 | 9/24/2010 | Member TPH | 401 City Avenue Bala Cynwyd, PA 19004 | 610-617-2600 | Floor Broker, Transact Business with the Public, Brokerage |
| Goldman Sachs & Co. LLC | 10/23/2008 | 10/12/2010 | 5/14/2010 | 5/14/2010 | 2/21/1973 | 10/8/2010 | Member TPH | 200 West Street New York, NY 10282 | 212-902-1000 | Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage |
| Gordon, Haskett Capital Corporation | NA | NA | NA | 5/2/2016 | NA | NA | Member TPH | 441 Lexington Avenue 10th Floor New York, NY 10017 | 212-883-0600 | Agency, Institutional Trading |
| Group One Trading, LP | 6/2/2015 | NA | NA | 9/29/2015 | 11/23/1994 | NA | Member TPH | 440 S LaSalle Street Suite 3232 Chicago, IL 60605 | 312-347-8864 | Market Maker |
| GTS Securities LLC | 12/17/2013 | 5/1/2012 | 6/2/2014 | 6/2/2014 | 11/29/2019 | 2/25/2020 | Member TPH | 545 Madison Avenue 15th Floor New York, NY 10022 | 212-715-2830 | Market Maker, Proprietary Trading |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Hainey Investments Limited | 6/16/2014 | NA | NA | NA | NA | NA | Sponsored Participant | Themistoki Dervi 41 #806-807 Nicosia, Cyprus | 704-248-8221 | Proprietary Trading |
| HAP Trading LLC | 10/1/2009 | 11/15/2010 | NA | 6/2/2010 | 3/16/2001 | NA | Member TPH | 395 Hudson Street Suite 701 New York, NY 10014 | 212-380-5100 | Market Maker, Proprietary Trading |
| HAP Trading LLC | 1/8/2020 | 1/8/2020 | 1/8/2020 | 1/8/2020 | NA | NA | Sponsored Participant | 395 Hudson Street Suite 701 New York, NY 10014 | 212-380-5100 | Proprietary Trading |
| Hardcastle Trading USA LLC | NA | NA | NA | NA | 5/16/2005 | NA | Member TPH | 755 Secaucus Road Suite F-1110 Secaucus, NJ 07094 | 201-305-8888 | Proprietary Trading |
| Headlands Technologies LLC | 10/15/2018 | 10/15/2018 | 10/15/2018 | 10/15/2018 | NA | NA | Sponsored Participant | 155 N. Wacker Drive, Suite 1900 Chicago, IL 60606 | 312-601-8649 | Proprietary Trading |
| Hehmeyer, LLC | 10/3/2016 | 10/3/2016 | 10/3/2016 | 10/3/2016 | NA | NA | Sponsored Participant | 601 S LaSalle Street 2nd Floor Chicago, IL 60605 | 312-327-4112 | Proprietary Trading |
| Henning-Carey Proprietary Trading, LLC | 8/15/2012 | NA | NA | NA | NA | NA | Sponsored Participant | 141 W Jackson Boulevard Suite 1801 Chicago, IL 60604 | 312-789-8764 | Proprietary Trading |
| Highbridge Capital Management, LLC | 10/23/2008 | NA | NA | NA | NA | NA | Sponsored Participant | 9 West 57th Street 27th Floor New York, NY 10019 | 212-287-4900 | Proprietary Trading |
| Hilltop Securities Inc. | 10/23/2008 | 9/1/2010 | NA | 5/21/2013 | 10/1/2010 | NA | Member TPH | 1201 Elm Street Suite 3500 Dallas, TX 75270 | 214-859-1800 | Clearing, Transact Business with the Public |
| HRT Financial LLC | 2/1/2010 | 10/1/2010 | 5/18/2010 | 5/18/2010 | 1/24/2011 | 1/24/2011 | Member TPH | 4 World Trade Center 150 Greenwich Street, 57th Floor New York, NY 10007 | 212-293-1444 | Proprietary Trading |
| HSBC Securities (USA) Inc. | 4/3/2017 | 4/3/2017 | 4/3/2017 | 4/3/2017 | 11/21/2005 | NA | Member TPH | 452 Fifth Avenue New York, NY 10018 | 224-880-7116 | Clearing, Transact Business with the Public |
| IEX Services LLC | 10/1/2013 | 10/1/2013 | 9/24/2013 | 9/24/2013 | NA | NA | Member TPH | 4 World Trade Center 44th Floor New York, NY 10007 | 646-343-2000 | Limited Routing Facility of IEX affiliated Exchanges |
| IMC-Chicago LLC dba IMC Financial Markets | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 7/5/2000 | 9/24/2010 | Member TPH | 233 S Wacker Drive Suite 4300 Chicago, IL 60606 | 312-244-3300 | Market Maker, Proprietary Trading |
| IMC-Chicago LLC dba IMC Financial Markets | 11/5/2018 | 11/5/2018 | 11/5/2018 | 11/5/2018 | NA | NA | Sponsored Participant | 233 S Wacker Drive Suite 4300 Chicago, IL 60606 | 312-244-3300 | Market Maker, Proprietary Trading |
| Industrial and Commercial Bank of China Financial Services LLC | 5/15/2014 | 5/15/2014 | NA | NA | NA | NA | Member TPH | 1633 Broadway 28th Floor New York, NY 10019 | 212-993-7300 | Clearing Services |
| Instinet LLC | 8/18/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 12/29/2009 | 10/6/2010 | Member TPH | Worldwide Plaza 309 W 49th Street New York, NY 10019 | 212-310-9500 | Clearing, Transact Business with the Public, Brokerage |
| Interactive Brokers Corp. | NA | NA | NA | NA | 4/21/2009 | 10/6/2010 | Member TPH | 8 Greenwich Office Park Greenwich, CT 06831 | 203-618-5700 | Floor Broker, Brokerage |
| Interactive Brokers LLC | 8/18/2008 | 9/15/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | One Pickwick Plaza 2nd Floor Greenwich, CT 06830 | 203-618-5710 | Full Service |
| J.P. Morgan Securities LLC | 8/18/2008 | 9/15/2010 | 5/14/2010 | 5/14/2010 | 10/29/1985 | 11/18/2010 | Member TPH | 383 Madison Avenue New York, NY 10179 | 212-272-2000 | Clearing, Transact Business with the Public |
| Jane Street Capital, LLC | 5/1/2009 | 11/15/2010 | 5/14/2010 | 5/14/2010 | 9/4/2012 | 1/2/2019 | Member TPH | 250 Vesey Street 5th Floor New York, NY 10281 | 646-759-6000 | Market Maker, Proprietary Trading |
| Jane Street Execution Services LLC | 1/24/2019 | 1/24/2019 | 1/24/2019 | 1/24/2019 | NA | NA | Member TPH | 250 Vesey Street 6th Floor New York, NY 10281 | 646-759-6381 | Proprietary Trading |
| Jane Street Options, LLC | 4/15/2016 | NA | NA | 11/9/2018 | 5/2/2005 | 1/2/2019 | Member TPH | 250 Vesey Street 5th Floor New York, NY 10281 | 646-759-6000 | Market Maker |
| Jefferies Investment Advisers | 7/1/2011 | 7/15/2011 | NA | NA | NA | NA | Sponsored Participant | 520 Madison Avenue New York, NY 10022 | 212-323-3993 | Full Service |
| Jefferies LLC | 10/23/2008 | 10/19/2010 | 5/25/2010 | 5/27/2010 | 7/9/2012 | 7/18/2012 | Member TPH | 520 Madison Avenue New York, NY 10022 | 212-284-2300 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| JNK Securities Corp. | 11/17/2008 | 11/15/2010 | NA | NA | NA | NA | Member TPH | 140 E 45th Street 27th Floor New York, NY 10017 | 212-885-6300 | Agency |
| Juliet Group, LLC | 3/1/2011 | 3/1/2011 | NA | NA | NA | NA | Sponsored Participant | 240 E 35th Street #3A New York, NY 10016 | 646-360-0595 | Proprietary Trading |
| Juliet Labs, LLC | 9/20/2017 | 9/20/2017 | 9/20/2017 | 9/20/2017 | NA | NA | Sponsored Participant | 1 Northside Piers Suite 14H Brooklyn, NY 11249 | 646-360-0595 | Proprietary Trading |
| Jump Trading, LLC | 8/18/2008 | 10/1/2010 | 5/14/2010 | 5/14/2010 | 4/2/2012 | NA | Member TPH | 600 W Chicago Avenue Suite 825 Chicago, IL 60654 | 312-205-8900 | Market Maker, Proprietary Trading |
| Keefe, Bruyette & Woods, Inc. | 8/18/2008 | 12/1/2010 | 6/8/2010 | 6/8/2010 | NA | NA | Member TPH | 787 7th Avenue New York, NY 10019 | 212-887-7777 | Agency |
| Lakeshore Securities, LP | NA | NA | NA | NA | 1/24/1983 | NA | Member TPH | 401 S LaSalle Street Suite 1000 Chicago, IL 60605 | 312-663-1307 | Clearing, Floor Broker, Market Maker, Transact Business with the Public |
| Lamberson Capital LLC | NA | NA | NA | NA | 3/23/2016 | NA | Member TPH | 71 S Wacker Drive Suite 2300 Chicago, IL 60606 | 312-360-7300 | Market Maker |
| Lampert Capital Markets Inc. | NA | 2/18/2014 | 2/26/2014 | NA | NA | NA | Member TPH | 444 Madison Avenue Suite 401 New York, NY 10022 | 646-833-4900 | Introducing Broker |
| Latour Trading LLC | 8/17/2009 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 4/8/2011 | NA | Member TPH | 377 Broadway 10th Floor New York, NY 10013 | 917-388-8000 | Proprietary Trading |
| LEK Securities Corporation | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 1/9/2001 | 9/24/2010 | Member TPH | 1 Liberty Plaza 165 Broadway, 52nd Floor New York, NY 10006 | 212-509-2300 | Clearing, Transact Business with the Public |
| Lime Brokerage LLC | 8/18/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 11 E 44th Street Suite 705 New York, NY 10017 | 212-824-5000 | Transact Business with the Public |
| Liquidnet, Inc. | 9/1/2009 | NA | NA | NA | NA | NA | Member TPH | 498 7th Avenue 15th Floor New York, NY 10018 | 646-674-2000 | Agency |
| Lupo Securities, LLC | NA | NA | NA | NA | 8/1/1997 | NA | Member TPH | 141 W Jackson Boulevard Suite 2200A Chicago, IL 60604 | 312-477-8400 | Market Maker, Proprietary Trading |
| Macquarie Capital (USA) Inc. | 12/1/2009 | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 125 W 55th Street Level 22 New York, NY 10019 | 212-231-1000 | Agency |
| Marathon Trading Group LLC | 2/13/2015 | NA | NA | NA | 1/30/2013 | NA | Member TPH | 100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087 | 610-254-4890 | Market Maker, Proprietary Trading |
| Matrix Executions, LLC | 8/18/2008 | 11/15/2010 | NA | 11/12/2015 | 2/1/2008 | 10/26/2010 | Member TPH | 601 S LaSalle Street Suite 300 Chicago, IL 60605 | 312-334-8000 | Transact Business with the Public, Brokerage |
| Merrill Lynch Professional Clearing Corp. | 8/18/2008 | 10/5/2010 | 5/14/2010 | 5/14/2010 | 4/8/1985 | 9/24/2010 | Member TPH | One Bryant Park, 6th Floor NY1-100-06-01 New York, NY 10036 | 646-743-1295 | Clearing, Brokerage, Transact Business with the Public |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Merrill Lynch, Pierce, Fenner & Smith Incorporated | 8/18/2008 | 10/4/2010 | 5/14/2010 | 5/14/2010 | 4/25/1973 | NA | Member TPH | One Bryant Park<br>New York, NY 10036 | 800-637-7455 | Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading |
| Mint Global Markets, Inc. | NA | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1717 Route 6<br>Suite 102<br>Carmel, NY 10512 | 800-874-3039 | Agency |
| Mizuho Securities USA, LLC | 6/1/2010 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 320 Park Avenue<br>12th Floor<br>New York, NY 10022 | 212-209-9300 | Agency |
| MKM Partners LLC | 8/3/2009 | NA | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 300 First Stamford Place<br>4th Floor East Wing<br>Stamford, CT 06902 | 203-861-9060 | Agency |
| Morgan Stanley & Co. LLC | 10/23/2008 | 9/1/2010 | 5/14/2010 | 5/14/2010 | 8/20/1980 | 9/24/2010 | Member TPH | 1585 Broadway<br>New York, NY 10036 | 212-761-4000 | Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage |
| Nasdaq Execution Services, LLC | 8/19/2008 | 9/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | One Liberty Plaza<br>165 Broadway<br>New York, NY 10006 | 212-231-5100 | Limited Routing Facility of Nasdaq affiliated Exchanges |
| National Financial Services LLC | 10/23/2008 | 10/4/2010 | 5/26/2010 | 5/27/2010 | 10/8/1987 | 4/16/2012 | Member TPH | 200 Seaport Boulevard<br>Boston, MA 02210 | 617-563-7000 | Clearing, Floor Broker, Transact Business with the Public |
| National Securities Corporation | 7/1/2009 | NA | NA | NA | NA | NA | Member TPH | One Union Square<br>600 University Street, Suite 2900<br>Seattle, WA 98101 | 206-622-7200 | Agency |
| Needham & Company, LLC | 10/23/2008 | 10/1/2010 | NA | NA | NA | NA | Member TPH | 445 Park Avenue<br>New York, NY 10022 | 212-371-8300 | Market Maker |
| Nomura Securities International, Inc. | 10/23/2008 | 10/1/2010 | 5/26/2010 | 5/27/2010 | 9/1/2009 | 11/16/2010 | Member TPH | Worldwide Plaza<br>309 W 49th Street<br>New York, NY 10019 | 212-667-9000 | Clearing, Transact Business with the Public, Proprietary Trading |
| Northern Trust Securities, Inc. | 8/18/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 50 S LaSalle Street<br>Chicago, IL 60603 | 312-557-2000 | Market Maker |
| Old Mission Capital, LLC | 4/16/2012 | 4/16/2012 | 4/25/2012 | 4/25/2012 | 9/27/2017 | NA | Member TPH | 314 W Superior<br>Suite 200<br>Chicago, IL 60654 | 312-260-3031 | Market Maker |
| Old Mission Markets LLC | NA | NA | 12/13/2019 | NA | NA | NA | Member TPH | 314 W Superior<br>Suite 200<br>Chicago, IL 60654 | 312-260-3044 | Public Customer Business |
| Olivetree Financial, LLC | NA | NA | 9/1/2016 | NA | NA | NA | Member TPH | 420 Lexington Avenue<br>Suite 800<br>New York, NY 10170 | 646-930-6600 | Agency |
| Oppenheimer & Co. Inc. | NA | NA | NA | NA | 5/17/1973 | NA | Member TPH | 85 Broad Street<br>22nd, 24th Floors<br>New York, NY 10004 | 212-668-8000 | Clearing, Transact Business with the Public |
| Optiver US, LLC | 6/15/2009 | NA | NA | 5/30/2018 | 6/1/2005 | 9/24/2010 | Member TPH | 130 E Randolph Street<br>14th Floor<br>Chicago, IL 60601 | 312-821-9500 | Market Maker |
| Oscar Gruss & Son Incorporated | 8/7/2017 | NA | NA | NA | NA | NA | Member TPH | 430 Park Avenue<br>6th Floor<br>New York, NY 10022 | 212-419-4000 | Agency |
| PEAK6 Capital Management LLC | 8/1/2014 | NA | NA | 2/1/2016 | 12/2/1997 | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 500<br>Chicago, IL 60604 | 312-444-8000 | Proprietary Trading |
| Pershing LLC | 8/18/2008 | 9/15/2010 | 5/26/2010 | 5/27/2010 | 2/21/1973 | 9/28/2010 | Member TPH | One Pershing Plaza<br>Jersey City, NJ 07399 | 201-413-2000 | Clearing, Transact Business with the Public |
| Phillip Capital Inc. | NA | NA | NA | 11/27/2017 | NA | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 3050<br>Chicago, IL 60604 | 312-356-9001 | Clearing Services |
| Pictet Overseas Inc. | 6/1/2015 | 6/1/2015 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1000 de la Gauchetiere West<br>Suite 3100<br>Montreal, Quebec H3B 4W5 | 514-288-8161 | Agency |
| Piper Sandler & Co. | 10/15/2008 | 11/15/2012 | 5/14/2010 | 5/14/2010 | NA | NA | Member TPH | 800 Nicollet Mall<br>Minneapolis, MN 55402 | 612-303-6000 | Market Maker |
| Potamus Trading, LLC | 4/15/2013 | 4/15/2013 | 4/11/2013 | 4/11/2013 | NA | NA | Member TPH | 2 Seaport Lane<br>8th Floor<br>Boston, MA 02210 | 617-855-8722 | Market Maker, Proprietary Trading |
| Princeton Alpha Management, LP | 12/1/2015 | 12/1/2015 | 12/1/2015 | 12/1/2015 | NA | NA | Sponsored Participant | 61 Princeton Hightstown Road<br>West Windsor, NJ 08550 | 609-269-9212 | Agency |
| Puma Capital, LLC | NA | NA | 6/15/2016 | 6/15/2016 | NA | NA | Member TPH | 287 Bowman Avenue<br>3rd Floor<br>Purchase, NY 10577 | 212-269-4100 | Market Maker, Proprietary Trading |
| Pundion LLC | 2/27/2017 | 2/27/2017 | 2/27/2017 | 2/27/2017 | NA | NA | Member TPH | 230 Park Avenue<br>10th Floor<br>New York, NY 10169 | 718-618-4929 | Proprietary Trading |
| Pundion LLC | 10/15/2018 | 10/15/2018 | 10/15/2018 | 10/15/2018 | NA | NA | Sponsored Participant | 230 Park Avenue<br>10th Floor<br>New York, NY 10169 | 718-618-4929 | Proprietary Trading |
| Quantbot Technologies LP | 3/27/2018 | 3/27/2018 | 3/27/2018 | 3/27/2018 | NA | NA | Sponsored Participant | 369 Lexington Avenue<br>New York, NY 10017 | 212-622-6510 | Proprietary Trading |
| Quantlab Brokerage, LLC | 12/9/2019 | 12/9/2019 | 12/9/2019 | 12/9/2019 | NA | NA | Member TPH | 3 Greenway Plaza<br>Suite 200<br>Houston, TX 77046 | 713-333-3704 | Public Customer Business |
| Quiet Light Securities, LLC | NA | NA | NA | NA | 5/1/2001 | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 2020A<br>Chicago, IL 60604 | 312-431-0573 | Market Maker, Proprietary Trading |
| R.W. Pressprich & Co. | 2/17/2009 | 11/15/2010 | 6/2/2010 | 6/2/2010 | NA | NA | Member TPH | 452 5th Avenue<br>New York, NY 10018 | 212-832-6200 | Agency |
| Rackson Asset Management, LLC | 10/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 2000 Broadway<br>Suite 22C<br>New York, NY 10023 | 212-724-2567 | Proprietary Trading |
| Radix Trading LLC | 11/5/2018 | 11/5/2018 | 11/5/2018 | 11/5/2018 | NA | NA | Sponsored Participant | 353 N Clark Street<br>Suite 3200<br>Chicago, IL 60654 | 773-377-8080 | Research Firm |
| Rainier Investment Management, Inc. | 1/4/2010 | NA | NA | NA | NA | NA | Sponsored Participant | 601 Union Street<br>Suite 2801<br>Seattle, WA 98101 | 206-518-6658 | Hedge Fund |
| RBC Capital Markets, LLC | 9/18/2008 | 10/14/2010 | 5/14/2010 | 5/14/2010 | 11/24/1993 | 10/19/2010 | Member TPH | 3 World Financial Center<br>200 Vesey Street<br>New York, NY 10281 | 212-858-7000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Robert W. Baird & Co. Incorporated | 10/23/2008 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 777 E Wisconsin Avenue<br>Milwaukee, WI 53202 | 414-765-3500 | Market Maker |
| Ronin Capital, LLC | NA | NA | NA | NA | 12/17/2001 | NA | Member TPH | 350 N Orleans Street<br>Suite 2N<br>Chicago, IL 60654 | 312-244-5000 | Market Maker |
| Ronin Professional, LLC | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | 1/2/2008 | NA | Member TPH | 350 N Orleans Street<br>Suite 2N<br>Chicago, IL 60654 | 312-244-5400 | Order Flow Provider, Transact Business with the Public, Brokerage |
| Rosenblatt Securities Inc. | 8/18/2008 | 10/6/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 40 Wall Street<br>59th Floor<br>New York, NY 10005 | 212-607-3100 | Agency |
| Roth Capital Partners, LLC | 8/18/2008 | NA | NA | NA | NA | NA | Member TPH | 888 San Clemente<br>Suite 400<br>Newport Beach, CA 92660 | 949-720-5700 | Market Maker |
| SAC Capital Advisors, LP | 10/23/2008 | NA | NA | NA | NA | NA | Sponsored Participant | 72 Cummings Point Road<br>Stamford, CT 06902 | 203-890-2275 | Hedge Fund |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| Safra Securities LLC | NA | NA | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 546 5th Avenue<br>New York, NY 10036 | 212-704-5500 | Market Maker |
| SageTrader, LLC | 3/1/2016 | 6/5/2017 | 6/5/2017 | 6/1/2016 | NA | NA | Member TPH | 340 Pine Street<br>Suite 501<br>San Francisco, CA 94104 | 415-293-3894 | Public Customer Business |
| SAL Equity Trading, GP | 9/3/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 401 City Avenue<br>Suite 220<br>Bala Cynwyd, PA 19004 | 610-617-3000 | Agency, Institutional Trading |
| Sanford C. Bernstein & Co, LLC | 9/10/2008 | 10/21/2010 | 5/26/2010 | 5/27/2010 | 8/13/2013 | NA | Member TPH | 1345 Avenue of the Americas<br>New York, NY 10105 | 212-969-1000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Santander Investment Securities Inc. | 4/15/2009 | 1/3/2011 | NA | NA | NA | NA | Member TPH | 45 E 53rd Street<br>New York, NY 10022 | 212-350-3500 | Institutional Trading |
| Scotia Capital (USA) Inc. | 3/2/2009 | 9/15/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 250 Vesey Street<br>New York, NY 10281 | 212-225-6500 | Institutional Trading |
| Sea Otter Securities Group LLC | 10/9/2018 | 10/9/2018 | NA | 10/9/2018 | NA | NA | Sponsored Participant | 107 Grand Street<br>7th Floor<br>New York, NY 10013 | 646-762-9972 | Proprietary Trading |
| SG Americas Securities, LLC | 9/17/2008 | 11/15/2011 | 5/14/2010 | 5/14/2010 | 4/23/2004 | 1/2/2015 | Member TPH | 245 Park Avenue<br>New York, NY 10167 | 212-278-6000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Simplex Trading, LLC | 3/16/2015 | NA | NA | 4/13/2017 | 8/12/2010 | 3/1/2017 | Member TPH | 230 S LaSalle Street<br>Suite 4-100<br>Chicago, IL 60604 | 312-360-2440 | Market Maker, Proprietary Trading |
| SMBC Nikko Securities America, Inc. | 8/7/2017 | 8/7/2017 | 8/7/2017 | 8/7/2017 | NA | NA | Member TPH | 277 Park Avenue<br>5th Floor<br>New York, NY 10172 | 212-224-5039 | Institutional Trading |
| SogoTrade, Inc. | NA | NA | NA | 6/19/2017 | NA | NA | Member TPH | 11 Broadway<br>Suite 514<br>New York, NY 10004 | 646-885-6486 | Public Customer Business |
| Southern Trust Securities Inc. | 2/19/2020 | 2/19/2020 | 2/19/2020 | 2/19/2020 | NA | NA | Member TPH | 2307 Douglas Road, Suite 301<br>Miami, FL 33145 | 631-804-0396 | Public Customer Business |
| Squarepoint Ops LLC | 6/12/2020 | 6/12/2020 | 6/12/2020 | 6/12/2020 | NA | NA | Sponsored Participant | 250 W 55th Street<br>32nd Floor<br>New York, NY 10019 | 646-868-1508 | |
| SRT Securities LLC | NA | 5/18/2020 | NA | NA | 10/27/1995 | 9/24/2010 | Member TPH | 666 5th Avenue<br>14th Floor<br>New York, NY 10103 | 212-841-4567 | Floor Broker, Transact Business with the Public, Brokerage |
| Stifel, Nicolaus & Company, Incorporated | 8/18/2008 | NA | 6/2/2010 | 6/2/2010 | NA | NA | Member TPH | 501 N Broadway<br>St. Louis, MO 63102 | 314-342-2000 | Agency |
| Sumo Captial, LLC | 7/15/2013 | NA | NA | 10/15/2015 | 3/3/2008 | NA | Member TPH | 440 S LaSalle Street<br>Suite 2101<br>Chicago, IL 60605 | 312-324-0326 | Market Maker, Proprietary Trading |
| SumRidge Partners, LLC | NA | NA | NA | 12/27/2017 | NA | NA | Member TPH | 111 Town Square Place<br>Suite 320<br>Jersey City, NJ 07310 | 201-898-2520 | Proprietary Trading |
| Susquehanna Financial Group, LLLP | 9/3/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 401 City Avenue<br>Suite 220<br>Bala Cynwyd, PA 19004 | 800-825-9550 | Agency, Institutional Trading |
| Susquehanna Investment Group | NA | NA | NA | NA | 5/1/1987 | NA | Member TPH | 401 City Avenue<br>Suite 220<br>Bala Cynwyd, PA 19004 | 610-617-2600 | Market Maker |
| Susquehanna Securities, LLC | 10/15/2014 | 10/15/2014 | 10/15/2014 | 10/15/2014 | 4/4/1994 | 9/24/2010 | Member TPH | 401 City Avenue<br>Suite 220<br>Bala Cynwyd, PA 19004 | 610-617-2600 | Market Maker, Proprietary Trading |
| SVB Leerink LLC | 8/18/2008 | 10/5/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1 Federal Street<br>37th Floor<br>Boston, MA 02110 | 617-918-4900 | Agency |
| TD Ameritrade Clearing, Inc. | 5/3/2011 | 5/3/2011 | NA | 5/27/2010 | NA | NA | Member TPH | 200 S 108th Avenue<br>Omaha, NE 68154 | 800-669-3900 | Public Customer Business, Clearing Services |
| Telsey Advisory Group, LLC | 1/24/2011 | 8/15/2014 | NA | NA | NA | NA | Member TPH | 555 5th Avenue<br>7th Floor<br>New York, NY 10017 | 212-973-9700 | Public Customer Business |
| Tewksbury Investment Fund, Ltd. | 7/1/2011 | 7/1/2011 | 1/6/2015 | 1/6/2015 | NA | NA | Sponsored Participant | Washington Mall I<br>20th Church Street, 4th Floor<br>Hamilton, HM 11 Bermuda | 610-971-5000 | Proprietary Trading |
| Tewksbury Investment Fund, Ltd. | 10/23/2008 | 11/15/2010 | NA | NA | NA | NA | Sponsored Participant | Washington Mall I<br>20th Church Street, 4th Floor<br>Hamilton, HM 11 Bermuda | 212-310-7076 | Proprietary Trading |
| Themis Trading LLC | 8/18/2008 | 10/1/2010 | NA | NA | NA | NA | Member TPH | 10 Town Square<br>Suite 100<br>Chatham, NJ 07928 | 973-665-9600 | Agency |
| ThinkTrade, LLC | 2/1/2010 | 10/20/2010 | 1/9/2015 | 1/9/2015 | NA | NA | Sponsored Participant | 2210 Encintas Boulevard<br>Suite I<br>Encintas, CA 92024 | 760-452-2451 | Proprietary Trading |
| Timber Hill LLC | NA | NA | NA | NA | 12/27/1996 | 12/15/2010 | Member TPH | One Pickwick Plaza<br>Suite 200<br>Greenwich, CT 06830 | 203-618-5800 | Clearing, Market Maker |
| TJM Investments, LLC | NA | NA | NA | NA | 3/11/2013 | NA | Member TPH | 318 W Adams Street<br>9th Floor<br>Chicago, IL 60606 | 312-432-5100 | Floor Broker, Transact Business with the Public |
| Tradebot Systems, Inc. | 8/18/2008 | 9/1/2010 | 5/26/2010 | 5/27/2010 | NA | NA | Member TPH | 1251 NW Briarcliff Parkway<br>Suite 700<br>Kansas City, MO 64116 | 816-285-6400 | Proprietary Trading |
| TradeStation Securities, Inc. | 8/18/2008 | 9/1/2010 | 5/25/2010 | 5/25/2010 | NA | NA | Member TPH | 8050 SW 10th Street<br>Suite 2000<br>Plantation, FL 33324 | 954-652-7900 | Market Maker |
| TRC Helepolis, Ltd. | 12/11/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 377 Broadway<br>11th Floor<br>New York, NY 10013 | 646-472-1792 | Proprietary Trading |
| TRC Markets LLC | 4/13/2017 | 4/13/2017 | 4/13/2017 | 4/13/2017 | NA | NA | Member TPH | 710 Johnnie Dodds Boulevard<br>Suite 300<br>Mt. Pleasant, SC 29464 | 917-388-8644 | Agency |
| Trinity Executions, LLC | NA | NA | NA | NA | 11/1/2011 | NA | Member TPH | 141 W Jackson Boulevard<br>Suite 3900<br>Chicago, IL 60604 | 312-878-4704 | Floor Broker, Transact Business with the Public |
| Tudor, Pickering, Holt & Co. Securities, Inc. | 8/18/2008 | 10/17/2011 | NA | NA | NA | NA | Member TPH | 1111 Bagby<br>Suite 4900<br>Houston, TX 77002 | 713-333-7100 | Agency |
| Two Sigma Investments, LLC | 9/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas<br>4th Floor<br>New York, NY 10013 | 212-775-6678 | Proprietary Trading |
| Two Sigma Partners Master Fund, Ltd. | 3/2/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas<br>4th Floor<br>New York, NY 10013 | 212-775-6678 | Proprietary Trading |
| Two Sigma Securities, LLC | 7/1/2009 | NA | NA | NA | NA | NA | Sponsored Participant | 100 Avenue of the Americas<br>4th Floor<br>New York, NY 10013 | 646-292-6643 | Proprietary Trading |
| Two Sigma Securities, LLC | 10/1/2009 | 10/5/2010 | 5/27/2010 | 5/27/2010 | 9/15/2017 | 7/18/2018 | Member TPH | 100 Avenue of the Americas<br>19th Floor<br>New York, NY 10013 | 212-625-5700 | Market Maker, Broker |
| U.S. Securities, Intl. Corp. | NA | NA | NA | NA | 7/3/1973 | NA | Member TPH | 120 Broadway<br>Suite 1017<br>New York, NY 10271 | 212-227-0800 | Transact Business with the Public |
| UBS Financial Services Inc. | NA | NA | NA | NA | 12/11/1972 | NA | Member TPH | 1200 Harbor Boulevard<br>Weehawken, NJ 07086 | 201-352-3000 | Clearing, Transact Business with the Public |

| Company Name | BZX Approval Date | BYX Approval Date | EDGA Approval Date | EDGX Approval Date | CBOE Effective Date | C2 Effective Date | Type of User | Address | Phone Number | Primary Activities |
|---|---|---|---|---|---|---|---|---|---|---|
| UBS Securities LLC | 10/15/2008 | 10/1/2010 | 4/12/2010 | 4/12/2010 | 10/1/1998 | 10/8/2010 | Member TPH | 1285 Avenue of the Americas New York, NY 10019 | 203-719-3000 | Clearing, Proprietary Trading, Transact Business with the Public |
| Ultraviolet Securities LLC | 6/17/2019 | 6/17/2019 | 6/17/2019 | 6/17/2019 | NA | NA | Sponsored Participant | 151 Bodman Place Suite 301 Red Bank, NJ 07701 | 732-450-7462 | Proprietary Trading |
| Ultraviolet Securities LLC | 10/24/2019 | 10/24/2019 | 10/24/2019 | 10/24/2019 | NA | NA | Sponsored Participant | 151 Bodman Place Suite 301 Red Bank, NJ 07701 | 732-450-7462 | Proprietary Trading |
| Ustocktrade Securities, Inc. | 4/17/2015 | NA | NA | NA | NA | NA | Member TPH | 275 Grove Street Suite 2-400 Newton, MA 02466 | 617-340-3041 | Public Customer Business, Proprietary Trading |
| Velocity Clearing, LLC | 10/3/2011 | 12/27/2011 | 5/17/2011 | 5/17/2011 | NA | NA | Member TPH | 70 Hudson Street Hoboken, NJ 07030 | 201-706-7157 | Clearing Services |
| Velox Clearing LLC | 9/5/2019 | 9/5/2019 | 9/5/2019 | 9/5/2019 | NA | NA | Member TPH | 2400 E. Katella Ave Suite 725 Anaheim, CA 92806 | 949-352-4694 | Clearing Services |
| Verition Fund Management LLC | 10/21/2019 | 10/21/2019 | 10/21/2019 | 10/21/2019 | NA | NA | Sponsored Participant | 1 American Lane Greenwich, CT 06831 | 203-742-7711 | Proprietary Trading |
| ViewTrade Securities, Inc. | 8/18/2008 | 11/15/2010 | 6/10/2010 | 6/10/2010 | NA | NA | Member TPH | 7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433 | 561-620-0306 | Agency |
| Virtu Americas LLC | 9/15/2009 | 10/14/2010 | 1/3/2011 | 1/3/2011 | 9/18/2009 | 3/17/2011 | Member TPH | 300 Vesey Street New York, NY 10282 | 646-682--6000 | Clearing, Proprietary Trading, Transact Business with the Public, Brokerage |
| Virtu ITG LLC | 8/18/2008 | 10/1/2010 | 5/25/2010 | 5/27/2010 | NA | NA | Member TPH | One Liberty Plaza 165 Broadway, 4th Floor New York, NY 10006 | 212-588-4000 | Agency |
| Vision Financial Markets LLC | 4/1/2009 | 11/15/2010 | 7/13/2012 | 7/13/2012 | 12/11/2006 | NA | Member TPH | 120 Long Ridge Road 3 North Stamford, CT 06902 | 203-388-2700 | Clearing, Transact Business with the Public |
| Volant Execution, LLC | 6/15/2011 | NA | NA | 10/1/2015 | 4/12/2005 | 9/24/2010 | Member TPH | 111 W Jackson Boulevard 20th Floor Chicago, IL 60604 | 312-692-5000 | Clearing, Brokerage |
| Volant Liquidity, LLC | 4/15/2011 | NA | 5/27/2010 | 5/27/2010 | 2/1/2010 | 3/23/2011 | Member TPH | 250 Vesey Street Suite 2601 New York, NY 10281 | 646-804-7900 | Market Maker, Order Flow Provider, Brokerage |
| Wall Street Access | 11/3/2008 | 10/17/2011 | 5/27/2010 | 5/27/2010 | NA | NA | Member TPH | 17 Battery Place 11th Floor New York, NY 10004 | 212-709-9400 | Agency |
| Walleye Trading LLC | 12/1/2008 | 11/12/2010 | NA | 4/17/2018 | 6/1/2006 | NA | Member TPH | 2800 Niagara Lane North Plymouth, MN 55447 | 952-345-6611 | Market Maker |
| Wedbush Securities Inc. | 8/18/2008 | 9/1/2010 | 5/27/2010 | 5/27/2010 | 2/23/2012 | 3/8/2012 | Member TPH | 1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017 | 213-688-8090 | Clearing |
| Wells Fargo Clearing Services, LLC | 7/1/2016 | NA | NA | NA | 11/14/2016 | NA | Member TPH | One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103 | 314-875-3000 | Clearing, Transact Business with the Public |
| Wells Fargo Securities, LLC | 8/18/2008 | 10/11/2010 | 6/9/2010 | 6/9/2010 | 4/1/2014 | 4/1/2014 | Member TPH | 550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202 | 704-410-1913 | Clearing, Proprietary Trading |
| Wolverine Execution Services, LLC | 8/18/2008 | 10/19/2010 | 5/14/2010 | 5/14/2010 | 3/1/2006 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard Suite 200 Chicago, IL 60604 | 312-884-4000 | Clearing, Floor Broker, Transact Business with the Public, Brokerage |
| Wolverine Securities, LLC | NA | NA | NA | 5/31/2017 | NA | NA | Member TPH | 175 W Jackson Boulevard Suite 200 Chicago, IL 60604 | 312-884-4000 | Market Maker |
| Wolverine Trading, LLC | 10/3/2011 | NA | NA | 10/1/2015 | 7/12/1994 | 9/24/2010 | Member TPH | 175 W Jackson Boulevard Suite 200 Chicago, IL 60604 | 312-884-4000 | Market Maker, Proprietary Trading |
| X-Change Financial Access, LLC | NA | NA | NA | NA | 5/1/2003 | NA | Member TPH | 440 S LaSalle Street Suite 2900 Chicago, IL 60605 | 312-235-0320 | Clearing, Floor Broker, Transact Business with the Public |
| XR Securities LLC | 1/15/2009 | 11/15/2010 | 5/10/2012 | 5/10/2012 | 11/30/2007 | NA | Member TPH | 550 W Jackson Boulevard Suite 1000 Chicago, IL 60661 | 312-244-4712 | Market Maker, Proprietary Trading |
| XR Securities LLC | 10/10/2019 | 10/10/2019 | 10/10/2019 | 10/10/2019 | NA | NA | Sponsored Participant | 550 W Jackson Boulevard Suite 1000 Chicago, IL 60661 | 312-244-4712 | Market Maker, Proprietary Trading |

## Exhibit N

**Exhibit Request:  Provide a schedule for each of the following:**

1.      **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2.      **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3.      **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act.  For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4.      **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

**Response:**

Attached is a schedule showing the information requested by this Exhibit as of June 18, 2020.

All securities that trade through the Cboe BZX Exchange System are "NMS stocks," as such term is defined in Rule 600(b)(47) of Regulation NMS.  The Exchange currently lists 371 securities, all of which are exchange-traded products (ETPs) or exchange-traded notes (ETNs). The remaining securities traded on the Exchange are traded pursuant to unlisted trading privileges. The Exchange allows trading of Nasdaq National Market and Nasdaq Capital Market securities (both "Nasdaq securities" as defined in Rule 600(b)(41) of Regulation NMS) through Cboe BZX Exchange, Inc.  The Exchange also allows trading of exchange-traded securities, as defined in Rule 600(b)(25) of Regulation NMS, including ETFs.

| Symbol | Description |
|---|---|
| | **Attachment to Exhibit N:** |
| | **Primary Listed Securities on Cboe BZX Exchange, Inc. as of June 18, 2020** |
| ACES | ALPS Clean Energy ETF |
| ACIO | APTUS COLLARED INCOME OPPORTUNITY ETF |
| ACSI | American Customer Satisfaction ETF |
| ACWV | iShares Edge MSCI Min Vol Global ETF |
| ADME | Aptus Drawdown Managed Equity ETF |
| AESR | Anfield U.S. Equity Sector Rotation ETF |
| AFIF | Anfield Universal Fixed Income ETF |
| AGT | iShares MSCI Argentina and Global Exposure ETF |
| ALFA | AlphaClone Alternative Alpha ETF |
| ALTS | ProShares Morningstar Alternatives Solution ETF |
| ARCM | Arrow Reserve Capital Management ETF |
| ARKG | ARK Genomic Revolution ETF |
| ARKQ | ARK Autonomous Technology & Robotics ETF |
| ATMP | iPath Select MLP ETN |
| BAPR | Innovator S&P 500 Buffer ETF - April |
| BAUG | Innovator S&P 500 Buffer ETF - August |
| BBAX | JPMorgan BetaBuilders Developed Asia-ex Japan ETF |
| BBCA | JPMorgan BetaBuilders Canada ETF |
| BBEU | JPMorgan BetaBuilders Europe ETF |
| BBIN | JPMorgan BetaBuilders International Equity ETF |
| BBJP | JPMorgan BetaBuilders Japan ETF |
| BBRE | JPMorgan BetaBuilders MSCI U.S. REIT ETF |
| BBSA | JPMorgan BetaBuilders 1-5 Year U.S. Aggregate Bond ETF |
| BBUS | JPMorgan BetaBuilders U.S. Equity ETF |
| BDEC | Innovator S&P 500 Buffer ETF - December |
| BFEB | Innovator S&P 500 Buffer ETF - February |
| BJAN | Innovator S&P 500 Buffer ETF - January |
| BJUL | Innovator S&P 500 Buffer ETF - July |
| BJUN | Innovator S&P 500 Buffer ETF - June |
| BMAR | Innovator S&P 500 Buffer ETF - March |
| BMAY | Innovator S&P 500 Buffer ETF - May |
| BNOV | Innovator S&P 500 Buffer ETF - November |
| BOCT | Innovator S&P 500 Buffer ETF - October |
| BOSS | Global X Founder-Run Companies ETF |
| BSEP | Innovator S&P 500 Buffer ETF - September |
| BTYS | iPath Series B US Treasury 10-year Bear ETN |
| BUYZ | Franklin Disruptive Commerce ETF |
| CALF | Pacer US Small Cap Cash Cows 100 ETF |
| CBOE | Cboe Global Markets |
| CEFS | Saba Closed-End Funds ETF |
| CEMB | iShares J.P. Morgan EM Corporate Bond ETF |
| CFCV | ClearBridge Focus Value ETF |
| CNYA | iShares MSCI China A ETF |
| COWZ | Pacer US Cash Cows 100 ETF |
| CSM | ProShares Large Cap Core Plus |
| DALT | Anfield Capital Diversified Alternatives ETF |

| | |
|---|---|
| DAUG | FT Cboe Vest U.S. Equity Deep Buffer ETF - August |
| DDLS | WisdomTree Dynamic Currency Hedged International SmallCap Equity Fund |
| DDWM | WisdomTree Dynamic Currency Hedged International Equity Fund |
| DEFA | iShares Adaptive Currency Hedged MSCI EAFE ETF |
| DFEB | FT Cboe Vest U.S. Equity Deep Buffer ETF - February |
| DFND | Reality Shares DIVCON Dividend Defender ETF |
| DFVL | iPath US Treasury 5-year Bull ETN |
| DFVS | iPath US Treasury 5-year Bear ETN |
| DIVB | iShares U.S. Dividend and Buyback ETF |
| DMAY | FT Cboe Vest U.S. Equity Deep Buffer ETF - May |
| DNOV | FT Cboe Vest U.S. Equity Deep Buffer ETF - November |
| DRSK | Aptus Defined Risk ETF |
| DTEC | ALPS Disruptive Technologies ETF |
| DTUL | iPath US Treasury 2-year Bull ETN |
| DTUS | iPath US Treasury 2-year Bear ETN |
| DTYL | iPath US Treasury 10-year Bull ETN |
| DURA | VanEck Vectors Morningstar Durable Dividend ETF |
| EAOA | iShares ESG Aware Aggressive Allocation ETF |
| EAOK | iShares ESG Aware Conservative Allocation ETF |
| EAOM | iShares ESG Aware Moderate Allocation ETF |
| EAOR | iShares ESG Aware Growth Allocation ETF |
| ECH | iShares MSCI Chile ETF |
| EDEN | iShares MSCI Denmark ETF |
| EEMV | iShares Edge MSCI Min Vol Emerging Markets ETF |
| EFAD | ProShares MSCI EAFE Dividend Growers ETF |
| EFAV | iShares Edge MSCI Min Vol EAFE ETF |
| EFG | iShares MSCI EAFE Growth ETF |
| EFNL | iShares MSCI Finland ETF |
| EFV | iShares MSCI EAFE Value ETF |
| EMDV | ProShares MSCI Emerging Markets Dividend Growers ETF |
| EMGF | iShares Edge MSCI Multifactor Emerging Markets ETF |
| EMHY | iShares J.P. Morgan EM High Yield Bond ETF |
| EMSH | ProShares Short Term USD Emerging Markets Bond ETF |
| EMTL | SPDR DoubleLine Emerging Markets Fixed Income ETF |
| ENOR | iShares MSCI Norway ETF |
| EPRF | Innovator S&P Investment Grade Preferred ETF |
| ESCR | Xtrackers Bloomberg Barclays US Investment Grade Corporate ESG ETF |
| ESEB | Xtrackers J.P. Morgan ESG Emerging Markets Sovereign ETF |
| ESG | FlexShares STOXX US ESG Impact Index Fund |
| ESGG | FlexShares STOXX Global ESG Impact Index Fund |
| ESGV | Vanguard ESG U.S. Stock ETF |
| ESHY | Xtrackers J.P. Morgan ESG USD High Yield Corporate Bond ETF |
| ESML | iShares ESG MSCI USA Small-Cap ETF |
| EUDV | ProShares MSCI Europe Dividend Growers ETF |
| EURZ | Xtrackers Eurozone Equity ETF |
| EWGS | iShares MSCI Germany Small-Cap ETF |
| EWUS | iShares MSCI United Kingdom Small-Cap ETF |
| EYLD | Cambria Emerging Shareholder Yield ETF |
| EZU | iShares MSCI Eurozone ETF |

| | |
|---|---|
| FAUG | FT Cboe Vest U.S. Equity Buffer ETF - August |
| FBCG | Fidelity Blue Chip Growth ETF |
| FBCV | Fidelity Blue Chip Value ETF |
| FCPI | Fidelity Stocks for Inflation ETF |
| FCTR | First Trust Lunt U.S. Factor Rotation ETF |
| FDEM | Fidelity Targeted Emerging Markets Factor ETF |
| FDEV | Fidelity Targeted International Factor ETF |
| FDG | American Century Focused Dynamic Growth ETF |
| FFEB | FT Cboe Vest U.S. Equity Buffer ETF - February |
| FFHG | Formula Folios Hedged Growth ETF |
| FFSG | FormulaFolios Smart Growth ETF |
| FFTG | FormulaFolios Tactical Growth ETF |
| FFTI | FormulaFolios Tactical Income ETF |
| FIBR | iShares Edge U.S. Fixed Income Balanced Risk ETF |
| FLAT | iPath US Treasury Flattener ETN |
| FLBL | Franklin Liberty Senior Loan ETF |
| FLDR | Fidelity Low Duration Bond Factor ETF |
| FLHY | Franklin Liberty High Yield Corporate ETF |
| FLIA | Franklin Liberty International Aggregate Bond ETF |
| FLOT | iShares Floating Rate Bond ETF |
| FLQL | Franklin LibertyQ U.S. Equity ETF |
| FLQM | Franklin LibertyQ U.S. Mid Cap Equity ETF |
| FLQS | Franklin LibertyQ U.S. Small Cap Equity ETF |
| FLV | American Century Focused Large Cap Value ETF |
| FMAY | FT Cboe Vest U.S. Equity Buffer ETF - May |
| FMIL | Fidelity New Millennium ETF |
| FNOV | FT Cboe Vest U.S. Equity Buffer ETF - November |
| FRDM | Freedom 100 Emerging Markets ETF |
| FUT | PROSHARES MANAGED FUTURES STRATEGY ETF |
| FYLD | Cambria Foreign Shareholder Yield ETF |
| GAA | Cambria Global Asset Allocation ETF |
| GCOW | Pacer Global Cash Cows Dividend ETF |
| GDVD | Principal Active Global Dividend Income ETF |
| GHYG | iShares US & Intl High Yield Corp Bond ETF |
| GMOM | Cambria Global Momentum ETF |
| GOAT | VanEck Vectors Morningstar Global Wide Moat ETF |
| GOVT | iShares U.S. Treasury Bond ETF |
| GSEE | Goldman Sachs MarketBeta Emerging Markets Equity ETF |
| GSEW | Goldman Sachs Equal Weight U.S. Large Cap Equity ETF |
| GSID | Goldman Sachs MarketBeta International Equity ETF |
| GSST | Goldman Sachs Access Ultra Short Bond ETF |
| GSUS | Goldman Sachs MarketBeta U.S. Equity ETF |
| GTIP | Goldman Sachs Access Inflation Protected USD Bond ETF |
| GVAL | Cambria Global Value ETF |
| GVI | iShares Intermediate Government/Credit Bond ETF |
| HCRB | Hartford Core Bond ETF |
| HEEM | iShares Currency Hedged MSCI Emerging Markets ETF |
| HEFA | iShares Currency Hedged MSCI EAFE ETF |
| HELX | Franklin Genomic Advancements ETF |

| | |
|---|---|
| HSRT | Hartford Short Duration ETF |
| HYD | VanEck Vectors High-Yield Municipal Index ETF |
| HYDB | iShares Edge High Yield Defensive Bond ETF |
| HYHG | ProShares High Yield-Interest Rate Hedged ETF |
| HYXU | iShares International High Yield Bond ETF |
| IAGG | iShares Core International Aggregate Bond Fund |
| IAUF | iShares Gold Strategy ETF |
| IBHA | iShares iBonds 2021 Term High Yield and Income ETF |
| IBHB | iShares iBonds 2022 Term High Yield and Income ETF |
| IBHC | iShares iBonds 2023 Term High Yield and Income ETF |
| IBHD | iShares iBonds 2024 Term High Yield and Income ETF |
| IBHE | iShares iBonds 2025 Term High Yield and Income ETF |
| IBML | iShares iBonds Dec 2023 Term Muni Bond ETF |
| IBMM | iShares iBonds Dec 2024 Term Muni Bond ETF |
| IBMN | iShares iBonds Dec 2025 Term Muni Bond ETF |
| IBMO | iShares iBonds Dec 2026 Term Muni Bond ETF |
| IBMP | iShares iBonds Dec 2027 Term Muni Bond ETF |
| IBMQ | iShares iBonds Dec 2028 Term Muni Bond ETF |
| ICF | iShares Cohen & Steers REIT ETF |
| ICOW | Pacer Developed Markets International Cash Cows 100 ETF |
| ICSH | iShares Ultra Short-Term Bond ETF |
| ICVT | iShares Convertible Bond ETF |
| IDHD | Invesco S&P International Developed High Dividend Low Volatility ETF |
| IDV | iShares International Select Dividend ETF |
| IECS | iShares Evolved U.S. Consumer Staples ETF |
| IEDI | iShares Evolved U.S. Discretionary Spending ETF |
| IEFA | iShares Core MSCI EAFE ETF |
| IEFN | iShares Evolved U.S. Financials ETF |
| IEHS | iShares Evolved U.S. Healthcare Staples ETF |
| IEIH | iShares Evolved U.S. Innovative Healthcare ETF |
| IEME | iShares Evolved U.S. Media and Entertainment ETF |
| IEO | iShares U.S. Oil & Gas Exploration & Production ETF |
| IETC | iShares Evolved U.S. Technology ETF |
| IFRA | iShares U.S. Infrastructure ETF |
| IGE | iShares North American Natural Resources ETF |
| IGEB | iShares Edge Investment Grade Enhanced Bond ETF |
| IGHG | ProShares Investment Grade-Interest Rate Hedged |
| IGRO | iShares International Dividend Growth ETF |
| IGV | iShares Expanded Tech-Software Sector ETF |
| IMLP | iPath S&P MLP ETN |
| IMOM | Alpha Architect International Quantitative Momentum ETF |
| INDA | iShares MSCI India ETF |
| IPFF | iShares International Preferred Stock ETF |
| IQDG | WisdomTree International Quality Dividend Growth Fund |
| IQM | Franklin Intelligent Machines ETF |
| ITA | iShares U.S. Aerospace & Defense ETF |
| ITB | iShares U.S. Home Construction ETF |
| ITM | VanEck Vectors AMT-Free Intermediate Municipal Index ETF |
| IVAL | Alpha Architect International Quantitative Value ETF |

| | |
|---|---|
| IYJ | iShares U.S. Industrials ETF |
| IYLD | iShares Morningstar Multi-Asset Income ETF |
| IYT | iShares Transportation Average ETF |
| IYZ | iShares U.S. Telecommunications ETF |
| IZRL | ARK Israel Innovative Technology ETF |
| JCPB | JPMorgan Core Plus Bond ETF |
| JMST | JPMorgan Ultra-Short Municipal Income ETF |
| JMUB | JPMorgan Municipal ETF |
| JPGB | JPMorgan Global Bond Opportunities ETF |
| JPHY | JPMorgan High Yield Research Enhanced ETF |
| JPST | JPMorgan Ultra-Short Income ETF |
| KAPR | Innovator Russell 2000 Power Buffer ETF -April |
| KJAN | Innovator Russell 2000 Power Buffer ETF - January |
| KNG | Cboe Vest S&P 500 Dividend Aristocrats Target Income ETF |
| KOCT | Innovator Russell 2000 Power Buffer ETF - October |
| LEAD | Reality Shares DIVCON Leaders Dividend ETF |
| LKOR | FlexShares Credit-Scored US Long Corporate Bond Index Fund |
| LQDI | iShares Inflation Hedged Corporate Bond ETF |
| LSLT | Salt Low truBeta US Market ETF |
| LVHB | Innovator Lunt Low Vol/High Beta Tactical ETF |
| LVHI | Legg Mason International Low Volatility High Dividend ETF |
| LVUS | Hartford Multifactor Low Volatility US Equity ETF |
| MAAX | VanEck Vectors Municipal Allocation ETF |
| MAGA | Point Bridge GOP Stock Tracker ETF |
| MEAR | iShares Short Maturity Municipal Bond ETF |
| MFMS | MFAM Small-Cap Growth ETF |
| MLN | VanEck Vectors AMT-Free Long Municipal Index ETF |
| MOAT | VanEck Vectors Morningstar Wide Moat ETF |
| MOTI | VanEck Vectors Morningstar International Moat ETF |
| MRGR | ProShares Merger ETF |
| MSUS | LHA Market State U.S. Tactical ETF |
| MSVX | LHA Market State Alpha Seeker ETF |
| MTUM | iShares Edge MSCI USA Momentum Factor ETF |
| NAPR | Innovator Nasdaq-100 Power Buffer ETF - April |
| NEAR | iShares Short Maturity Bond ETF |
| NJAN | Innovator Nasdaq-100 Power Buffer ETF - January |
| NOBL | ProShares S&P 500 Dividend Aristocrats ETF |
| NOCT | Innovator Nasdaq-100 Power Buffer ETF- October |
| NUDM | Nuveen ESG International Developed Markets Equity ETF |
| NUEM | Nuveen ESG Emerging Markets Equity ETF |
| NULC | Nuveen ESG Large-Cap ETF |
| NULG | Nuveen ESG Large-Cap Growth ETF |
| NULV | Nuveen ESG Large-Cap Value ETF |
| NUMG | Nuveen ESG Mid-Cap Growth ETF |
| NUMV | Nuveen ESG Mid-Cap Value ETF |
| NURE | Nuveen Short-Term REIT ETF |
| NUSC | Nuveen ESG Small-Cap ETF |
| OILK | ProShares K-1 Free Crude Oil Strategy ETF |
| OMFL | Invesco Russell 1000 Dynamic Multifactor ETF |

| | |
|---|---|
| OMFS | Invesco Russell 2000 Dynamic Multifactor ETF |
| PAPR | Innovator S&P 500 Power Buffer ETF - April |
| PAUG | Innovator S&P 500 Power Buffer ETF - August |
| PAVE | Global X U.S. Infrastructure Development ETF |
| PAWZ | ProShares Pet Care ETF |
| PBDM | Invesco PureBeta FTSE Developed ex-North America ETF |
| PBEE | Invesco PureBeta FTSE Emerging Markets ETF |
| PBND | Invesco PureBeta US Aggregate Bond ETF |
| PBSM | Invesco PureBeta MSCI USA Small Cap ETF |
| PBTP | Invesco PureBeta 0-5 Yr US TIPS ETF |
| PBUS | Invesco PureBeta MSCI USA ETF |
| PDEC | Innovator S&P 500 Power Buffer ETF - December |
| PEX | Proshares Global Listed Private Equity ETF |
| PFEB | Innovator S&P 500 Power Buffer ETF - February |
| PICK | iShares MSCI Global Metals & Mining Producers ETF |
| PJAN | Innovator S&P 500 Power Buffer ETF - January |
| PJUL | Innovator S&P 500 Power Buffer ETF - July |
| PJUN | Innovator S&P 500 Power Buffer ETF - June |
| PLCY | EventShares U.S. Legislative Opportunities ETF |
| PMAR | Innovator S&P 500 Power Buffer ETF - March |
| PMAY | Innovator S&P 500 Power Buffer ETF - May |
| PNOV | Innovator S&P 500 Power Buffer ETF - November |
| POCT | Innovator S&P 500 Power Buffer ETF - October |
| PREF | Principal Spectrum Preferred Securities Active ETF |
| PRNT | The 3D Printing ETF |
| PSEP | Innovator S&P 500 Power Buffer ETF - September |
| PSMB | Invesco Balanced Multi-Asset Allocation ETF |
| PSMC | Invesco Conservative Multi-Asset Allocation ETF |
| PSMG | Invesco Growth Multi-Asset Allocation ETF |
| PSMM | Invesco Moderately Conservative Multi-Asset Allocation ETF |
| PTEU | Pacer TrendpilotTM European Index ETF |
| PTLC | Pacer Trendpilot US Large Cap ETF |
| PTMC | Pacer Trendpilot US Mid Cap ETF |
| PTNQ | PACER FDS TR TRENDP 100 ETF |
| PWS | Pacer WealthShield ETF |
| QLC | FlexShares US Quality Large Cap Index Fund |
| QMOM | Alpha Architect U.S. Quantitative Momentum ETF |
| QUAL | iShares Edge MSCI USA Quality Factor ETF |
| QVAL | Alpha Architect U.S. Quantitative Value ETF |
| REGL | ProShares S&P MidCap 400 Dividend Aristocrats ETF |
| REM | iShares Mortgage Real Estate ETF |
| RESD | WisdomTree International ESG Fund |
| RESE | WisdomTree Emerging Markets ESG Fund |
| RODE | Hartford Multifactor Diversified International ETF |
| RODI | iPath Return on Disability ETN |
| ROMO | Strategy Shares Newfound/ReSolve Robust Momentum ETF |
| RSX | VanEck Vectors Russia ETF |
| RSXJ | VanEck Vectors Russia Small-Cap ETF |
| RVRS | Reverse Cap Weighted US Large Cap ETF |

| RYLD | Global X Russell 2000 Covered Call ETF |
|------|----------------------------------------|
| SECT | Main Sector Rotation ETF |
| SFHY | WisdomTree U.S. Short Term High Yield Corporate Bond Fund |
| SFIG | WisdomTree U.S. Short Term Corporate Bond Fund |
| SHAG | WisdomTree Yield Enhanced U.S. Short-Term Aggregate Bond Fund |
| SHYD | VanEck Vectors Short High-Yield Municipal Index ETF |
| SLT | Salt High truBeta US Market ETF |
| SLVP | iShares MSCI Global Silver and Metals Miners ETF |
| SMB | VanEck Vectors AMT-Free Short Municipal Index ETF |
| SMDV | ProShares Russell 2000 Dividend Growers ETF |
| SMIN | iShares MSCI India Small-Cap ETF |
| SMMD | iShares Russell 2500 ETF |
| SMMV | iShares Edge MSCI Min Vol USA Small-Cap ETF |
| SOVB | Cambria Sovereign Bond ETF |
| SPMV | Invesco S&P 500 Minimum Variance ETF |
| STLC | iShares Factors US Blend Style ETF |
| STLG | iShares Factors US Growth Style ETF |
| STLV | iShares Factors US Value Style ETF |
| STMB | iShares Factors US Mid Blend Style ETF |
| STOT | SPDR DoubleLine Short Duration Total Return Tactical ETF |
| STPP | iPath US Treasury Steepener ETN |
| STSB | iShares Factors US Small Blend Style ETF |
| SYLD | Cambria Shareholder Yield ETF |
| TAEQ | Trend Aggregation U.S. ETF |
| TAIL | Cambria Tail Risk ETF |
| TAPR | iPath Inverse US Treasury Composite ETN |
| TBLU | Tortoise Global Water ESG Fund |
| TCTL | Premise Capital Diversified Tactical ETF |
| TDV | ProShares S&P Global Technology Dividend Aristocrats ETF |
| TEGS | Trend Aggregation ESG ETF |
| TFIV | Global X TargetIncome 5 ETF |
| TFLT | Global X TargetIncome Plus 2 ETF |
| TILT | FlexShares Morningstar US Market Factor Tilt Index Fund |
| TMDV | ProShares Russell US Dividend Growers ETF |
| TMFC | Motley Fool 100 Index ETF |
| TOKE | Cambria Cannabis ETF |
| TPAY | Tortoise Digital Payments Infrastructure Fund |
| TRTY | Cambria Trinity ETF |
| TTAC | TrimTabs All Cap U.S. Free-Cash-Flow ETF |
| TTAI | TrimTabs All Cap International Free-Cash-Flow ETF |
| UAPR | Innovator S&P 500 Ultra Buffer ETF - April |
| UAUG | Innovator S&P 500 Ultra Buffer ETF - August |
| UDEC | Innovator S&P 500 Ultra Buffer ETF - December |
| UFEB | Innovator S&P 500 Ultra Buffer ETF - February |
| UJAN | Innovator S&P 500 Ultra Buffer ETF - January |
| UJUL | Innovator S&P 500 Ultra Buffer ETF - July |
| UJUN | Innovator S&P 500 Ultra Buffer ETF - June |
| UMAR | Innovator S&P 500 Ultra Buffer ETF - March |
| UMAY | Innovator S&P 500 Ultra Buffer ETF - May |

| | |
|---|---|
| UNOV | Innovator S&P 500 Ultra Buffer ETF - November |
| UOCT | Innovator S&P 500 Ultra Buffer ETF - October |
| USEP | Innovator S&P 500 Ultra Buffer ETF - September |
| USEQ | Invesco Russell 1000 Enhanced Equal Weight ETF |
| USHY | iShares Broad USD High Yield Corporate Bond ETF |
| USMF | WisdomTree U.S. Multifactor Fund |
| USMV | iShares Edge MSCI Min Vol USA ETF |
| VAMO | Cambria Value and Momentum ETF |
| VFLQ | Vanguard U.S. Liquidity Factor ETF |
| VFMF | Vanguard U.S. Multifactor ETF |
| VFMO | Vanguard U.S. Momentum Factor ETF |
| VFMV | Vanguard U.S. Minimum Volatility ETF |
| VFQY | Vanguard U.S. Quality Factor ETF |
| VFVA | Vanguard U.S. Value Factor ETF |
| VLUE | iShares Edge MSCI USA Value Factor ETF |
| VMOT | Alpha Architect Value Momentum Trend ETF |
| VNM | VanEck Vectors Vietnam ETF |
| VQT | iPath S&P VEQTOR ETN |
| VSGX | Vanguard ESG International Stock ETF |
| VXX | iPath Series B S&P 500 VIX Short-Term Futures ETN |
| VXZ | iPath Series B S&P 500 VIX Mid-Term Futures ETN |
| WFHY | WisdomTree U.S. High Yield Corporate Bond Fund |
| WFIG | WisdomTree U.S. Corporate Bond Fund |
| WIL | iPath Women in Leadership ETN |
| WLDR | Affinity World Leaders Equity ETF |
| WUGI | Esoterica NextG Economy ETF |
| XMPT | VanEck Vectors CEF Municipal Income ETF |
| XSHD | Invesco S&P SmallCap High Dividend Low Volatility ETF |
| XSHQ | Invesco S&P SmallCap Quality ETF |
| XVZ | iPath S&P 500 Dynamic VIX ETN |